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As Filed with the Securities and Exchange Commission on February 13, 2003

Registration No. 333-102713

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

USA INTERACTIVE
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4833 (Primary Standard Industrial Classification Code Number)	59-2712887 (I.R.S. Employer Identification Number)

152 West 57th Street
New York, New York 10019
(212) 314-7300
(Address, including Zip Code, and Telephone Number, including
Area Code, of Registrant's Principal Executive Offices)

USANi LLC
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	6790 (Primary Standard Industrial Classification Code Number)	59-3490970 (I.R.S. Employer Identification Number)

152 West 57th Street
New York, New York 10019
(212) 314-7300
(Address, including Zip Code, and Telephone Number, including
Area Code, of Registrant's Principal Executive Offices)

David Ellen
Deputy General Counsel and Assistant Secretary
USA Interactive
152 West 57th Street
New York, New York 10019
(212) 314-7300
(Name, Address, including Zip Code, and Telephone Number,
including Area Code, of Agent For Service)

Copy to:

J. D. Weinberg Covington & Burling 1330 Avenue of the Americas New York, New York 10019 (212) 841-1000

        Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

        If the securities registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

$750,000,000

Exchange offer of our 7% Senior Notes due 2013
for all of our outstanding 7% Senior Notes due 2013

We are offering to exchange 7% senior notes due 2013 that we have registered under the Securities Act of 1933, as amended, for all our previously issued and outstanding 7% senior notes due 2013. We refer to the notes offered in this registered offering as the "exchange notes" and the outstanding 7% senior notes due 2013 as the "old 7% notes." We refer to the old 7% notes and the exchange notes together as the "notes."

The Exchange Offer

  •
  We will exchange all outstanding old 7% notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes.

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  You may withdraw tenders of the old 7% notes at any time prior to the expiration of the exchange offer.

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  The exchange offer expires at 5:00 p.m., New York City time, on March 18, 2003, unless extended. We do not currently intend to extend the expiration date.

  •
  We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for them to be quoted on any quotation system.

The Exchange Notes

  •
  The terms of the exchange notes will be substantially identical to the old 7% notes, except that transfer restrictions and registration rights relating to the old 7% notes do not apply to the exchange notes.

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  We will not receive any proceeds from the exchange offer.

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  The exchange notes, like the old 7% notes, will be unsecured obligations of USA Interactive and will be unconditionally guaranteed by our wholly-owned subsidiary, USANi LLC. USANi's guarantee will terminate whenever the 6 3/4% Senior Notes due 2005 co-issued by USA Interactive and USANi cease to be outstanding or USANi's obligations under such notes and the related indenture are discharged or defeased pursuant to the terms thereof.

You should carefully review the risk factors beginning on page 9 of this prospectus before making an investment decision.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION, HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is February 13, 2003.

        You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date on the cover of this prospectus.

        In this prospectus, "USA," "Company," "we," "us" and "our" refer to USA Interactive and its subsidiaries and "USA Interactive" refers only to "USA Interactive," in each case, unless the context requires otherwise. However, for purposes of "Description of Notes," whenever we refer to "USA" or to "us," or use the terms "we" or "our," we are referring only to USA Interactive and not to any of our subsidiaries and, whenever we refer to the "notes," we are referring also to any additional notes issued under the indenture.

        In this prospectus, "Securities Act" refers to the Securities Act of 1933, as amended, and "Exchange Act" refers to the Securities Exchange Act of 1934, as amended.

i

NOTE ON COPYRIGHTS AND TRADEMARKS

        Expedia and Expedia.com, among others, are copyrights and trademarks of Expedia, Inc. Ticketmaster, ticketmaster.com, Ticketfast, Citysearch.com and Match.com, among others, are copyrights and trademarks of Ticketmaster. Hotels.com, among others, is a copyright and trademark of Hotels.com. Styleclick and Styleclick.com, among others, are copyrights and trademarks of Styleclick, Inc. Entertainment® Book, among others, is a copyright and trademark of Entertainment Publications, Inc. uDate.com, www.udate.com and www.kiss.com, among others, are copyrights and trademarks of uDate.com, Inc.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

        This prospectus and filings with the Securities and Exchange Commission, or the Commission, that are incorporated by reference into this prospectus contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. For those statements, USA claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words "believes," "could," "should," "expects," "anticipates," "estimates," "intends," "plans," "projects," "seeks" or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties, including those described in the section "Risk Factors," that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on our offering of the exchange notes and/or on our businesses, financial condition or results of operations. In addition, investors should consider the other information contained in or incorporated by reference into our filings with the Commission, including our Annual Reports on Form 10-K, as amended, for the fiscal year ended 2001, especially in the Management's Discussion and Analysis section, our most recent Quarterly Reports on Form 10-Q, as amended, and our Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this prospectus may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this prospectus.

        You should understand that the following important factors, in addition to those discussed in the documents incorporated in this prospectus by reference, could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements:

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  material adverse changes in economic conditions generally or in our markets or industries;

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  future regulatory and legislative actions and conditions affecting our operating areas;

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  competition from others;

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  successful integration of our acquired assets and entities, and divisions' management structures;

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  product demand and market acceptance;

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  the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms;

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  the ability to expand into and successfully operate in foreign markets;

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  obtaining and retaining key executives and skilled employees; and

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  other risks and uncertainties as may be detailed from time to time in our and our publicly held subsidiaries' public announcements and filings with the Commission.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Commission under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the Commission's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our filings with the Commission are also available to you free of charge at the Commission's website at www.sec.gov.

        We have "incorporated by reference" information into this prospectus, which means that we have disclosed important information to you by referring you to other documents that have been filed with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus, and later information filed with the Commission will update and supersede this information. We incorporate by reference the documents listed below and any future filings made by USA Interactive with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering of the notes:

USA Interactive Filings

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  Annual Report on Form 10-K for the year ended December 31, 2001, as amended by Amendments No. 1 and 2 to the Annual Report on Form 10-K/A;

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  Quarterly Reports on Form 10-Q for the first quarter ended March 31, 2002, as amended by Amendment No. 1 and No. 2 to the Quarterly Report on Form 10-Q/A; for the second quarter ended June 30, 2002, as amended by Amendment No. 1 to the Quarterly Report on Form 10-Q/A; and for the third quarter ended September 30, 2002;

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  Definitive proxy statement filed on March 25, 2002;

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  Definitive proxy statement filed on April 30, 2002;

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  Definitive information statement/prospectus filed on December 19, 2002; and

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  Current Reports on Form 8-K and amendments thereto filed on January 29, 2002 (other than Exhibits 99.2 and 99.3); February 12, 2002; March 1, 2002; March 15, 2002; April 24, 2002 (other than Exhibit 99.2); May 17, 2002; June 3, 2002 (announcing USA's intention to commence exchange offers); June 5, 2002; July 24, 2002 (other than Exhibit 99.2); September 20, 2002; September 25, 2002; October 10, 2002 (announcing the pending Ticketmaster merger); October 24, 2002; October 25, 2002; December 6, 2002; December 13, 2002; January 21, 2003; February 7, 2003 (other than Exhibit 99.3); and two filed on February 12, 2003.

Expedia, Inc. Filings

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  Audited consolidated financial statements and financial statement schedule of Expedia for the six-month period ended December 31, 2001, as set forth on pages F-1 to F-31 of the Transition Report on Form 10-K.

        Information contained on our websites is not part of this prospectus. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus and, with respect to material incorporated herein by reference, the dates of such referenced material.

        As used in this prospectus, the term "prospectus" means this prospectus, including the documents incorporated by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete and, where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document. We will provide without charge to each person to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated in this prospectus by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) and a copy of any or all other contracts or documents which are referred to in this prospectus.

        You may request free copies of any or all of these filings by writing or telephoning us at the following address: USA Interactive, 152 West 57th Street, New York, New York 10019, Telephone: (212) 314-7300, Attention: Corporate Secretary.

        TO INSURE TIMELY DELIVERY, YOU SHOULD REQUEST THE DOCUMENTS AND INFORMATION NO LATER THAN MARCH 11, 2003.

SUMMARY

        This summary highlights only selected information from this prospectus and may not contain all the information that may be important to you. To understand the terms of the exchange notes and the guarantee being offered by this prospectus, you should read the entire prospectus and the documents identified under the caption "Where You Can Find More Information."

        As used in this prospectus, references to "pro forma" statement of operations refer to our results of operations, for the relevant period, after giving effect to (1) USA's acquisition of a controlling interest in Expedia, Inc., which occurred on February 4, 2002, which we refer to as the Expedia transaction, (2) the exchange of USANi shares for USA shares by Liberty Media Corporation and the cancellation of USANi shares held by Vivendi Universal, S.A., related to USA's contribution of its Entertainment Group to Vivendi Universal Entertainment LLLP, or VUE, which occurred on May 7, 2002, which we refer to as the VUE transaction, (3) Liberty's exchange of all of its Home Shopping Network, Inc. shares for USA shares, which occurred on June 27, 2002, which we refer to as the Home Shopping Network, Inc. exchange, and (4) USA's acquisition of all outstanding shares in Ticketmaster common stock not already owned by USA, which occurred on January 17, 2003, which we refer to as the Ticketmaster merger, as if such transactions had occurred as of the beginning of the periods presented. In addition, our pro forma results of operations for the year ended December 31, 2001, give effect to the combination of Ticketmaster Online-Citysearch, Inc. and Ticketmaster Group, Inc., which occurred on January 31, 2001, which we refer to as the Ticketmaster combination, as if the Ticketmaster combination had occurred as of January 1, 2001. All amounts exclude the results of USA Entertainment Group, which was contributed to VUE on May 7, 2002. See also "The Company—Corporate History."

The Company

        USA Interactive (Nasdaq: USAI) engages worldwide in the business of interactivity via the Internet, the television and the telephone. USA's multiple brands are organized across three areas: Electronic Retailing, Information & Services and Travel Services. Electronic Retailing is comprised of HSN, America's Store, HSN.com, and Home Shopping Europe and Euvía in Germany. Information & Services includes Ticketmaster, Match.com, uDate (transaction pending), Citysearch, Evite, Entertainment Publications (transaction pending) and Precision Response Corporation. Travel Services consists of Expedia (Nasdaq: EXPE), Hotels.com (Nasdaq: ROOM), Interval International, TV Travel Group and USA's forthcoming U.S. cable travel network.

USANi LLC

        USANi LLC is a wholly-owned subsidiary of USA that holds HSN and ECS/Styleclick. USANi is a co-issuer with USA Interactive of $500 million principal amount of 6 3/4% Senior Notes due 2005 and the guarantor of our old 7% notes and the exchange notes offered in this exchange offer.

Business Strategy

        Our businesses generally act as interactive intermediaries between suppliers and consumers, selling multiple brands across various distribution channels. USA's businesses enable billions of dollars worth of transactions via television, the Internet and telephone.

        USA is currently focused on interactive commerce, providing transactional services via television and the Internet. USA's goals include improving organic growth, driving online migration, expanding our margins and exploring strategic acquisition opportunities.

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  Organic growth.  Our goal is to achieve industry-leading growth, in part by increasing the number of our active customers, the transaction value of their average orders and the frequency of their purchases. We believe this may be accomplished by offering, in a convenient manner, a growing selection of goods and services. We are also expanding our direct channels of distribution with various suppliers and cable operators and our network of affiliates.

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  Online migration.  We are generally focused on product categories and services that we believe can be scaled online, such as travel, ticketing and personals. For certain products and services, we believe consumers find that shopping online can offer more convenience and greater value compared, for example, to going to stores. We also seek to be a leader in areas where we believe the interactive channel may help expand a particular marketplace overall, such as personals.
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  Margin expansion.  Our travel, ticketing and personals businesses are generally information intensive and have cost structures that are, to a large extent, fixed. As such, we are able to realize higher profit margins on incremental revenue growth. We believe this contributed to the increase in our pro forma EBITDA margin to 13.2% for the nine months ended September 30, 2002, up from 9.5% for the twelve months ended December 31, 2001.
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  Opportunistic acquisitions.  We have made numerous acquisitions in the past and expect to continue to explore acquisition opportunities that we believe make sense strategically and financially. Our publicly traded stock and strong balance sheet provide us with flexibility in pursuing these opportunities. Among other things, we plan to focus on: (1) companies with potential for high free cash flow generation; (2) transaction-based interactive companies in growth markets with online migration potential; and (3) complementary businesses that we believe would extend our existing portfolio, such as USA's recent acquisition of Interval International and our recently announced proposed acquisitions of Entertainment Publications, Inc. and uDate.com.

Competitive Strengths

        We believe our following strengths should help us to achieve our goals:

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  Industry leadership.  HSN, Ticketmaster, Match.com, Hotels.com and Expedia are each among the leading interactive companies in its respective category. We believe this indication of consumer acceptance reflects the quality of our brands and the demand for our services.
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  Infrastructure and technology.  Our businesses have made significant investments to build and maintain our infrastructure and improve our technology, which we believe can accommodate transactions and customer service at significant scale. For example, HSN-U.S. shipped approximately 28 million units during the nine months ended September 30, 2002. Expedia's technology provides expert search and dynamic pricing for various types of travel packages. Ticketmaster sold more than 40% of its tickets via the Internet during the three months ended September 2002, up from 4% for calendar year 1998, in part as a result of improvements in its technology.
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  Financial strength.  As of September 30, 2002, we had consolidated cash and marketable securities of approximately $3.2 billion, including our attributable share of cash held by our public subsidiaries. Excluding all cash held by our public subsidiaries as of September 30, 2002, our cash and marketable securities would have been approximately $1.9 billion as of such date.
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  Relationships with suppliers and cable operators.  USA has a diverse distribution network which stems, to a large degree, from contractual relationships with suppliers and partners. These relationships give our customers access to a wide selection of products and services. According to Kagan World Media, through its distribution agreements with cable and digital broadcast satellite, or DBS, operators, HSN reached approximately 78 million homes as of September 30, 2002.
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  Strong leadership.  Barry Diller, our chairman and chief executive officer, has led USA (and predecessor companies) since August 1995. Mr. Diller, who enjoys a strong reputation in the business and investment community, was previously Chairman of QVC, Fox Inc. and Paramount Studios.

Organizational Structure

        The following diagram is a simplified illustration of USA's organizational structure. Subsidiaries are wholly-owned unless otherwise noted. Percentages represent equity ownership/voting power. Percentages of equity ownership for USA Interactive are based on shares outstanding as of September 30, 2002. Percentages of equity ownership for USA Interactive's subsidiaries are based on fully diluted shares using the treasury method as of September 30, 2002.

        In connection with the Ticketmaster merger that was completed on January 17, 2003, USA Interactive issued an aggregate of approximately 45.5 million shares of USA common stock to former Ticketmaster stockholders. In general, such issuance of USA common stock has increased the public's equity ownership/voting power of USA Interactive and, subject to Liberty's exercise of its preemptive right to purchase a number of shares of USA common stock to maintain its percentage equity interest in USA Interactive, decreased the equity ownership/voting power of the other stockholders of USA Interactive. See "—Recent Developments—Ticketmaster transaction."

(1)
The voting power reflects Mr. Diller's general right to vote USA shares owned by Liberty and Vivendi. See "The Company—Voting Control."

(2)
On January 17, 2003, USA consummated the Ticketmaster merger, and Ticketmaster became a wholly-owned subsidiary of USA.

Recent Developments

        Ticketmaster transaction.    On January 17, 2003, USA completed its acquisition of all of the outstanding shares of Ticketmaster common stock that USA did not already own. The acquisition was accomplished by the merger of a wholly-owned subsidiary of USA with Ticketmaster, with Ticketmaster surviving as a wholly owned subsidiary of USA.

        In the merger, each outstanding share of Ticketmaster Class A common stock and Ticketmaster Class B common stock (other than shares held by USA, Ticketmaster and their subsidiaries) was converted into the right to receive 0.935 of a share of USA common stock. USA issued an aggregate of approximately 45.5 million shares of USA common stock in the merger. As a result of the merger, shares of Ticketmaster Class B common stock, which prior to the merger traded on the Nasdaq National Market under the symbol "TMCS," were delisted from trading.

        Entertainment Publications transaction.    On November 21, 2002, USA announced that it had entered into a definitive agreement to purchase Entertainment Publications, Inc., originator of the Entertainment® Book, for approximately $370 million in a combination of cash and USA common stock (up to 50% of the consideration), subject to a maximum discount to USA of $10 million in the event that USA elects to pay all cash. Based in Michigan, Entertainment Publications sells annual memberships for Entertainment® Books which contain discount offers on dining, hotels, shopping and leisure activities. Entertainment Publications serves many major markets and does business with tens of thousands of local merchants and national retailers. The transaction is expected to be completed no later than the first quarter of 2003, subject to standard closing conditions and approvals.

        VUE tax matter.    In connection with the formation of VUE, we and various of our affiliates entered into an amended and restated limited liability limited partnership agreement, or the Partnership Agreement, dated as of May 7, 2002, with various affiliates of Vivendi Universal, S.A., as well as Mr. Diller. Pursuant to the Partnership Agreement, VUE "shall, as soon as practicable after the close of each taxable year, make cash distributions" to each partner, including USA and its affiliates, with respect to taxable income of VUE allocated to the partner for the taxable year. Also pursuant to the Partnership Agreement, taxable income of the partnership is to be allocated to USA and its affiliates in a specified order, including amounts corresponding to the cash and pay-in-kind distributions on USA's preferred interests in VUE (which represent a 5% annual return on those interests) (the "Preferred Return"). The actual amount of cash distributions with respect to taxable income on the Preferred Return would depend on several factors, including the amount of VUE's earnings and federal, state and local income tax rates. Assuming sufficient VUE earnings in each of the next 20 years and a discount rate of 7%, such cash distributions could have a present value to USA of up to approximately $620 million.

        Vivendi has advised USA that it does not believe that VUE is obligated under the Partnership Agreement to make these payments in respect of taxable income allocated to USA and its affiliates with respect to the Preferred Return.

        USA has advised Vivendi that the contract language is entirely clear on this point and, in fact, was the subject of negotiation between the parties. Moreover, the document language and all revisions were at all times drafted and controlled by Vivendi. USA has asked VUE and Vivendi to acknowledge the obligations expressly set forth in the agreement. Vivendi has stated that VUE does not owe USA a tax distribution on USA's preferred interest in VUE and, to date, the disagreement remains unresolved.

        uDate.com transaction.    On December 19, 2002, USA announced that it entered into an agreement to acquire uDate.com, Inc., a global online personals group based in Derby, England, which provides dating and matchmaking services through www.udate.com and www.kiss.com, for approximately $150 million in USA common stock, subject to various adjustments. The transaction is expected to close in the first half of 2003, subject to standard closing conditions and regulatory approvals.

        Recent Financial Results and 2003 Budget.    On February 6, 2003, USA announced its financial results for the three months ended and the year ended December 31, 2002, and released its final budget for 2003, which results and budget have been filed with the Commission in a Current Report on Form 8-K which is incorporated by reference in and made part of this prospectus. See "Where You Can Find More Information."

Summary of Terms of the Exchange Notes

        The form and terms of the exchange notes and the old 7% notes are substantially identical in all material respects, except that the transfer restrictions and registration rights applicable to the old 7% notes do not apply to the exchange notes. The exchange notes will evidence the same debt as the old 7% notes and will be governed by the same indenture. The old 7% notes and exchange notes are together referred to as the "notes," and USANi's guarantee of the old 7% notes and its guarantee of the exchange notes are together referred to as "USANi's guarantee," in this prospectus.

Issuer	USA Interactive.
Guarantee	The notes are unconditionally guaranteed by USANi LLC, a wholly-owned subsidiary of USA. USANi's guarantee will terminate whenever the 6 3/4% Notes due 2005 issued by USA Interactive and USANi cease to be outstanding or USANi's obligations under such notes and the related indenture are discharged or defeased pursuant to the terms thereof. Accordingly, USANi's guarantee is currently scheduled to terminate on November 15, 2005, but may be terminated earlier.
Notes Offered	7% Senior Notes due 2013.
Maturity	January 15, 2013.
Interest Payment Dates	January 15 and July 15 of each year, beginning July 15, 2003.
Optional Redemption	We may redeem some or all of the notes at any time, at our option, at a redemption price equal to the greater of (a) 100% of the aggregate principal amount of the notes being redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes to be redeemed that would be due after the redemption date had the redemption not occurred, obtained by discounting such remaining scheduled payments to the redemption date at the treasury rate plus 50 basis points, on a semi-annual basis, in each case, plus any accrued and unpaid interest to the date of redemption. See "Description of Notes—Optional Redemption."
Ranking	The notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured obligations. So long as the guarantee is in effect, USANi's guarantee is a senior unsecured obligation of USANi and ranks equally with its existing and future senior unsecured obligations.
The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing such indebtedness and are structurally subordinated to all liabilities of our subsidiaries (other than USANi so long as USANi's guarantee is in effect), including trade payables. So long as the guarantee is in effect, USANi's guarantee is effectively subordinated to all of USANi's existing and future secured indebtedness to the extent of the assets securing such indebtedness and is structurally subordinated to all liabilities of USANi's subsidiaries, including trade payables. As of September 30, 2002, after giving pro forma effect to the issuance of the old 7% notes:

• we and our subsidiaries had approximately $24.2 million of secured indebtedness, including approximately $4.0 million of capital lease obligations;
• our subsidiaries (other than USANi) had approximately $1,874.5 million of unsecured liabilities, of which approximately $309.8 million was owed to USA Interactive or to USANi; and
• USA Interactive and USANi had approximately $5,237.4 million of unsecured unsubordinated liabilities, consisting in part of $750.0 million aggregate principal amount of notes, approximately $498.7 million of 6 3/4% Senior Notes due 2005, approximately $258.2 million of current and long-term liabilities and approximately $2,175.6 million of deferred taxes related to the VUE transaction.
Certain Covenants	The indenture governing the notes contains covenants limiting our ability to:
• create liens; and
• consolidate, merge or transfer all or substantially all of our assets.
These covenants are subject to important exceptions and qualifications described under "Description of Notes—Covenants."

Summary of the Exchange Offer

Background	On December 16, 2002, we issued $750,000,000 aggregate principal amount of our old 7% notes to Lehman Brothers Inc. and J.P. Morgan Securities Inc., as initial purchasers, in a private offering. In connection with the private offering, USA Interactive, USANi and the initial purchasers entered into the exchange and registration rights agreement in which we agreed to deliver to you this prospectus and agreed to:
• file a registration statement with the Commission no later than 120 days after December 16, 2002;
• cause the registration statement to become effective no later than 210 days after December 16, 2002; and
• complete the exchange offer no later than 240 days after December 16, 2002.
The Exchange Offer	We are offering the exchange notes in exchange for an equal principal amount of outstanding old 7% notes. As of the date of this prospectus, there are $750,000,000 aggregate principal amount of the old 7% notes outstanding. You may tender the old 7% notes only in integral multiples of $1,000 principal amount.
Resale of Exchange Notes	We believe that you may resell the exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act if:
• you are acquiring the exchange notes in the ordinary course of your business;

• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution of the exchange notes; and
• you are not an "affiliate" of ours, as such term is defined under Rule 405 of the Securities Act.
If you fail to satisfy any of these conditions, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the exchange notes.
Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for the old 7% notes that it acquired as a result of market-making or other trading activities must deliver a prospectus in connection with any resale of the exchange notes and provide us with a signed acknowledgement of this obligation. See "Plan of Distribution."
Consequences of Failure to Exchange Old Notes	If you do not exchange the old 7% notes held by you during the exchange offer, you will no longer be entitled to registration rights. You will not be able to offer or sell old 7% notes, unless they are registered, sold pursuant to an exemption from registration or sold in a transaction not subject to the Securities Act or state securities laws. Other than in connection with the exchange offer, we are not obligated to, nor do we currently anticipate that we will, register the old 7% notes under the Securities Act.
Expiration Date	5:00 p.m., New York City time, on March 18, 2003, unless we extend the exchange offer. We do not currently intend to extend the exchange offer.
Conditions to the Exchange Offer	The exchange offer is subject to limited, customary conditions, which we may waive. See "The Exchange Offer—Conditions."
Procedures for Tendering Old Notes	If you wish to accept the exchange offer, you must timely deliver to the exchange agent:
• either a properly completed and duly executed letter or transmittal or, for the old 7% notes tendered electronically, an agent's message from DTC stating that the tendering participant agrees to be bound by the letter of transmittal and the terms of the exchange offer;
• the old 7% notes held by you, either by tendering them in physical form or by timely confirmation of book-entry transfer through DTC; and
• all other documents required by the letter of transmittal.
Guaranteed Delivery Procedures	If you wish to tender the old 7% notes but you cannot get your required documents to the exchange agent by the expiration date, you may still tender such notes according to the guaranteed delivery procedures described under "The Exchange Offer—Guaranteed Delivery Procedures."

Acceptance of Old 7% Notes and Delivery of Exchange Notes	All the old 7% notes properly tendered to the exchange agent and not withdrawn by 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. We will deliver the exchange notes promptly after the expiration date.
Withdrawal Rights	You may withdraw your tender of the old 7% notes held by you at any time prior to the expiration date by sending a written or facsimile transmission notice of withdrawal to the exchange agent at the address listed under "The Exchange Offer—Exchange Agent" by the expiration date.
Exchange Agent	JPMorgan Chase Bank is serving as exchange agent for the exchange offer.
Fees and Expenses	We will bear all expenses related to consummating the exchange offer and complying with the exchange and registration rights agreement.
Tax Considerations	The exchange of any of the old 7% notes for exchange notes should not be a taxable exchange for federal income tax purposes. You should consult your own tax adviser about the tax consequences of this exchange.
Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes.

Risk Factors

        See "Risk Factors" beginning on page 9 for a discussion of factors you should consider before deciding whether to exchange the old 7% notes for the exchange notes in the exchange offer.

Corporate Information

        USA Interactive is a Delaware corporation. USANi LLC is a Delaware limited liability company. USA's and USANi's principal executive offices are located at 152 West 57th Street, New York, New York, 10019, and our telephone number at that address is (212) 314-7300.

RISK FACTORS

        You should carefully consider the following factors together with the risks described in the documents that are included or incorporated by reference in this prospectus before deciding whether to exchange the old 7% notes held by you for our exchange notes in the exchange offer.

Risks Relating to Our Company

        We depend on our key personnel.    We are dependent upon the continued contributions of our senior corporate management, particularly Mr. Diller, the chairman and chief executive officer of USA, and certain key employees for our future success. Mr. Diller does not have an employment agreement with us, although he has been granted options to purchase a substantial number of shares of USA common stock.

        If Mr. Diller no longer serves in his positions at USA, our business could be substantially adversely affected. We cannot assure you that we will be able to retain the services of Mr. Diller or any other members of our senior management or key employees.

        USA is controlled by Mr. Diller and in his absence will be controlled by Liberty Media Corporation.    Subject to the terms of the Amended and Restated Stockholders Agreement, dated as of December 16, 2001, among Universal Studios, Inc., Liberty Media Corporation, Mr. Diller and Vivendi Universal, S.A., Mr. Diller effectively controls the outcome of all matters submitted to a vote or for the consent of our stockholders (other than with respect to the election by the holders of USA common stock of 25% of the members of our board of directors (rounded up to the nearest whole number) and matters as to which a separate class vote of the holders of USA common stock or USA preferred stock is required under Delaware law).

        In addition, under the Amended and Restated Goverance Agreement, dated as of December 16, 2001, among USA, Vivendi, Universal Studios, Liberty and Mr. Diller, each of Mr. Diller and Liberty generally has the right to consent to limited matters in the event that USA's ratio of total debt to EBITDA, as defined in the Governance Agreement, equals or exceeds four to one over a continuous 12-month period. We cannot assure you that Mr. Diller and Liberty will consent to such matters at a time when USA is highly leveraged, in which case we would not be able to engage in such transaction or take such actions.

        Upon Mr. Diller's permanent departure from USA, Liberty generally would be able to control USA through its ownership of shares of USA Class B common stock.

        Our success depends on maintaining the integrity of our systems and infrastructure.    A fundamental requirement for online commerce and communications is the secure transmission of confidential information, such as credit card numbers or other personal information, over public networks. Our current security measures may not be adequate and, if any compromise of our security were to occur, it could have a detrimental effect on our reputation and adversely affect our ability to attract customers. As our operations continue to grow in both size and scope, we will need to improve and upgrade our systems and infrastructure. This may require us to commit substantial financial, operational and technical resources before the volume of business increases, with no assurance that the volume of business will increase.

        We rely on our own affiliates' and third-party computer systems and service providers to facilitate and process a portion of our transactions. Any interruptions, outages or delays in these services, or a deterioration in their performance, could impair our ability to process transactions for our customers and the quality of service we can offer to them. It is unlikely that we could make up for the level of orders lost in these circumstances by increased phone orders.

        Declines or disruptions in the industries in which we operate, such as those caused by terrorism or general economic downturns, could harm our businesses.    Our businesses in general are sensitive to trends or events that are outside of our control. For example, adverse trends or events, such as general economic downturns, decreases in consumer spending and work stoppages, may reduce the popularity and frequency of the events to which we sell tickets and reduce travel. The occurrence of any of these adverse trends or events could significantly impact our businesses, results of operations or financial condition.

        Travel is highly sensitive to traveler safety concerns, and thus declines after acts of terrorism impact the perceived safety of travelers. In the aftermath of the terrorist attacks of September 11, 2001, the travel industry experienced a protracted decrease in demand for air travel due to fears regarding additional acts of terrorism and increased costs and reduced operations by airlines due, in part, to new security directives adopted by the Federal Aviation Administration. We cannot predict the future scope and effects of these changes and they could significantly impact our long-term results of operations or financial condition.

        We may experience operational and financial risks in connection with our acquisitions. In addition, some of the businesses we acquire may incur significant losses from operations or experience impairment of carrying value.    Our future growth may be a function, in part, of acquisitions. To the extent that we grow through acquisitions, we will face the operational and financial risks commonly encountered with that type of a strategy. We would also face operational risks, such as failing to assimilate the operations and personnel of the acquired businesses, disrupting our ongoing business, dissipating our limited management resources and impairing relationships with employees and customers of the acquired business as a result of changes in ownership and management. Some of our acquisitions may not be successful and their performances may result in the impairment of their carrying value.

        Changing legislation and regulations, and legal uncertainties, may impair our further growth and harm our businesses.    A number of proposed laws and regulations regarding the Internet, including with respect to consumer privacy, have been proposed or considered that could impact USA's businesses. USA cannot predict whether any of these types of laws or regulations will be enacted or amended and what effect, if any, it would have on its businesses, financial condition or results of operations. In addition, the application of various sales and use tax provisions under state and local law to USA's historical and new products and services sold via the Internet, television and telephone is subject to interpretation by the applicable taxing authorities. USA believes it is compliant with these tax provisions, but there can be no assurances that taxing authorities will not take a contrary position and that such positions will not result in a material adverse effect to USA's business, financial condition and results of operations.

Risks Relating to the Exchange Offer, Notes and USANi's Guarantee

        Failure to participate in the exchange offer will limit opportunities to sell your notes in the future.    We issued the old 7% notes in a private offering exempt from the registration requirements of the Securities Act. Accordingly, you may not offer, sell or otherwise transfer the old 7% notes held by you except in compliance with the registration requirements of the Securities Act and applicable state securities laws or pursuant to exemptions from, or in transactions not subject to, such registration requirements. If you do not exchange the old 7% notes held by you during the exchange offer, you will no longer be entitled to registration rights. You will not be able to offer or sell old 7% notes, unless they are registered, sold pursuant to an exemption from registration or sold in a transaction not subject to the Securities Act or state securities laws.

        After completion of this exchange offer, if you did not tender your old 7% notes in this exchange offer, you will no longer be entitled to any exchange or registration rights under the exchange and registration rights agreement, except under limited circumstances. Other than in connection with the exchange offer, we are not obligated to, nor do we currently anticipate that we will, register the old 7% notes under the Securities Act.

        There is no public market for the notes.    The notes comprise a new issue of securities for which there is no established trading market. We do not intend to apply for listing of the notes on any securities exchange or to arrange for them to be quoted on any quotation system. Accordingly, an active trading market for the notes may not develop. If a trading market does not develop or is not maintained, you may experience difficulty in reselling your notes or may not be able to sell them at all.

        In addition, to the extent old 7% notes are tendered and accepted in the exchange offer, the liquidity of the trading market, if any, for the old 7% notes could be adversely affected.

        The notes and USANi's guarantee are junior to secured indebtedness and structurally subordinate to our subsidiaries' liabilities, which would limit collectibility of the notes in the event of bankruptcy.    The notes and USANi's guarantee are not secured by our or USANi's assets. Accordingly, the notes will effectively rank junior to all of our secured obligations and, so long as the guarantee is in effect, USANi's guarantee will effectively rank junior to all of USANi's secured obligations, in each case, to the extent of the assets securing those obligations. If we become insolvent or are liquidated, or if payment under any secured obligation is accelerated, claims of any secured lenders for the assets securing the obligation will be prior to any claim of the holders of the notes for these assets. After the claims of the secured lenders are satisfied, there may not be assets remaining to satisfy our obligations under the notes. As of September 30, 2002, USA and its subsidiaries had approximately $24.2 million of secured indebtedness, including approximately $4.0 million of capital lease obligations. Additionally, claims of the creditors of our subsidiaries (other than USANi, so long as USANi's guarantee is in effect) and USANi's subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of USA Interactive's and USANi's respective creditors, including holders of the notes. As of September 30, 2002, our subsidiaries (other than USANi) had approximately $1,874.5 million of unsecured liabilities of which $309.8 million was owed to USA Interactive or to USANi.

        USANi's guarantee may be unenforceable due to fraudulent conveyance statutes, and accordingly, you could have no claim against USANi, as guarantor of the notes.    Although laws differ among various jurisdictions, a court could, under fraudulent conveyances laws, further subordinate or avoid USANi's guarantee if it found that the guarantee was incurred with actual intent to hinder, delay or defraud creditors, or USANi did not receive fair consideration or reasonably equivalent value for the guarantee and that the guarantor was any of the following:

  •
  insolvent or rendered insolvent because of the guarantee;

  •
  engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

  •
  intended to incur, or believed that it would incur, debts beyond its ability to pay at maturity.

        If a court were to void the guarantee as the result of a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the notes would cease to have a claim against USANi based on USANi's guarantee and would solely be creditors of USA Interactive.

USE OF PROCEEDS

        We will not receive any cash proceeds from the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange the old 7% notes in like principal amount, the terms of which are substantially identical to the exchange notes in all material respects, except that the transfer restrictions and registration rights applicable to the old 7% notes do not apply to the exchange notes. The old 7% notes surrendered in exchange for the exchange notes will be retired and canceled. The issuance of the exchange notes will not result in any increase in our indebtedness.

        We received net proceeds of approximately $744.0 million from the offering of the old 7% notes. We intend to use such net proceeds for general corporate purposes, which may include acquisitions, working capital, capital expenditures and debt repurchases. We may from time to time purchase additional amounts of our 6 3/4% Senior Notes due 2005 in the open market or in privately negotiated transactions, subject to market conditions, pricing and other factors.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table presents ratio of earnings to fixed charges of USA for each of nine months ended September 30, 2001 and 2002, and for five years ended December 31, 2001. The ratios of earnings to fixed charges should be read with the financial statements and accompanying notes and other financial data included or incorporated by reference in this prospectus.

        For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (1) earnings (loss) before minority interest and income taxes, (2) interest expense, including the portion of rents representative of an interest factor, and (3) the amount of undistributed losses of our less than majority-owned companies. Fixed charges consist of interest expense, including the portion of rents representative of an interest factor.

	Years Ended December 31,							Nine Months Ended September 30,
	1997		1998		1999	2000	2001	2001	2002
Ratio of earnings to fixed charges (1)	3.79	x	1.76	x	—	—	—	—	2.38	x

(1)
Earnings were insufficient to cover fixed charges for the years ended December 31, 1999, 2000 and 2001, by $(84.6) million, $(249.8) million and $(238.5) million, respectively, and for the nine months ended September 30, 2001 by $(197.5) million.

CAPITALIZATION

        The following table presents the consolidated capitalization for USA as of September 30, 2002, as adjusted to reflect the issuance of our old 7% notes and the receipt of the estimated proceeds therefrom, after deducting the initial purchasers' discount and our estimated offering expenses.

        The information in this table should be read with the financial statements and accompanying notes and other financial data included elsewhere or incorporated by reference in this prospectus.

	As of September 30, 2002
	Actual	As Adjusted
	(Dollars in millions)
	(Unaudited)
Cash and marketable securities(1)	$3,159.9	$3,903.9

Long-term obligations, excluding current maturities
6 3/4% Senior Notes due 2005(2)	$498.7	$498.7
7% Senior Notes due 2013	—	750.0
Other long-term obligations	9.5	9.5

Total long-term obligations, less current portion(3)	508.2	1,258.2
Minority interest	1,010.0	1,010.0
Common stock relating to USA's preferred interests in VUE exchangeable for preferred interest(4)	1,428.5	1,428.5
Preferred stock(5)	0.1	0.1
Stockholders' equity	7,776.1	7,776.1

Total capitalization	$10,722.9	$11,472.9

(1)
Actual balance includes cash and cash equivalents of $675.4 million, restricted cash of $13.9 million and marketable securities of $2,470.6 million. As adjusted balance also includes estimated net proceeds from the issuance of the old 7% notes of approximately $744.0 million.

(2)
Subsequent to September 30, 2002, USA purchased approximately $70.3 million aggregate principal amount of the 6 3/4% Senior Notes due 2005 in the open market. USA may from time to time purchase additional amounts of our 6 3/4% Senior Notes due 2005 in the open market or in privately negotiated transactions, subject to market conditions, pricing and other factors.

(3)
Excluding current portion of long-term obligation of $36.2 million.

(4)
Amount represents the carrying value of approximately 56.6 million USA shares held by Vivendi which shares can be used by Vivendi to satisfy its put/call obligations relating to USA's $1.75 billion Class B preferred interest in VUE. The carrying value was based on the average of USA's share price two business days before, the date of and two business days after the VUE transaction was announced on December 17, 2001.

(5)
In connection with the Expedia transaction, USA issued approximately 13.1 million shares of Series A Redeemable Preferred Stock, or USA preferred stock, at $50 face value ($656 million aggregate face value), with a 1.99% annual dividend rate and which is convertible at any time into USA common stock at an initial conversion price of $33.75 per share of USA common stock. The conversion price will be adjusted downward pursuant to a specified formula if the average share price of USA common stock over a ten-day trading period prior to conversion exceeds $35.10. Holders of USA preferred stock may require USA to purchase their shares on the fifth, seventh, tenth and fifteenth anniversary of the closing on February 4, 2002. USA has the right to redeem such shares for cash or stock, at USA's option, commencing on the tenth anniversary of February 4, 2002. Any payment by USA with respect to the dividend or pursuant to any redemption requested by holders of USA preferred stock or by USA may be made in cash or USA common stock, or a combination thereof, at the option of USA.

SELECTED HISTORICAL FINANCIAL INFORMATION

        The following table presents selected historical consolidated financial data and other data for USA for each of the years in the five-year period ended December 31, 2001, and for the nine-month periods ended September 30, 2001 and 2002. The consolidated financial data was derived from USA's audited and unaudited consolidated financial statements and reflects the operations and financial position of USA at the dates and for the periods indicated. The financial statements for each of the five years in the period ended December 31, 2001 for USA have been audited by Ernst & Young LLP, independent auditors. The financial statements for the nine-month periods ended September 30, 2001 and 2002 are unaudited and are not necessarily indicative of results for any other interim period or for any calendar year.

        The selected financial data set forth below, including the accompanying notes, are qualified in their entirety by, and should be read in conjunction with, the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by USA with the Commission, which have been included in and incorporated by reference into this prospectus. See "Where You Can Find More Information."

        Since December 31, 2001, the date of USA's most recent audited financial statements, USA has completed, among others, the following transactions:

  •
  On February 4, 2002, USA completed its acquisition of a controlling interest in Expedia, Inc. through a merger of one of its subsidiaries with and into Expedia. We refer to this transaction in this prospectus as the Expedia transaction.

  •
  On May 1, 2002, USA completed its acquisition of TV Travel Group Limited.

  •
  On May 7, 2002, USA completed its transaction with Vivendi Universal, S.A., in which USA's Entertainment Group, consisting of USA Cable, Studios USA and USA Films, was contributed to VUE. We refer to this transaction in this prospectus as the VUE transaction.

  •
  On June 27, 2002, Liberty exchanged its shares of Home Shopping Network, Inc. for 31.6 million shares of USA common stock and 1.6 million shares of USA Class B common stock. We refer to this transaction in this prospectus as the Home Shopping Network, Inc. exchange.

  •
  On September 24, 2002, USA completed its acquisition of Interval International.

  •
  On January 17, 2003, USA completed its acquisition of all outstanding shares of Ticketmaster common stock not already owned by USA through a merger of a wholly-owned subsidiary of USA with and into Ticketmaster. We refer to this transaction in this prospectus as the Ticketmaster merger.

The financial position and results of operations of USA Broadcasting and USA Entertainment Group have been presented as discontinued operations in all periods presented.

	Year Ended December 31,					Nine Months Ended September 30,
	1997(1)	1998(2)(3)	1999(4)	2000(5)	2001(6)	2001(6)	2002(7)
	(Dollars in thousands, except per share data)
Statements of Operations Data:
Net revenues	$1,310,037	$1,639,828	$2,001,108	$2,964,612	$3,468,860	$2,520,354	$3,282,236
Operating profit (loss)	102,729	59,391	(48,842)	(349,746)	(216,423)	(181,146)	27,978
Earnings (loss) from continuing operations	34,397	26,848	(69,212)	(172,398)	(186,799)	(140,358)	(140,739)
Earnings (loss) before cumulative effect of accounting change	13,061	76,874	(27,631)	(147,983)	392,795	449,744	2,266,375
Net earnings (loss)	13,061	76,874	(27,631)	(147,983)	383,608	440,557	1,796,491
Basic earnings (loss) per common share from continuing operations available to common shareholders(8)(9)	0.16	0.09	(0.21)	(0.48)	(0.50)	(0.38)	(0.36)
Diluted earnings (loss) per common share from continuing operations available to common shareholders(8)(9)	0.15	0.04	(0.21)	(0.48)	(0.50)	(0.38)	(0.36)
Basic earnings (loss) per common share before cumulative effect of accounting change available to common shareholders(8)(9)	0.06	0.27	(0.08)	(0.41)	1.05	1.21	5.39
Diluted earnings (loss) per common share before cumulative effect of accounting change available to common shareholders(8)(9)	0.06	0.21	(0.08)	(0.41)	1.05	1.21	5.39
Basic earnings (loss) per common share available to common shareholders(8)(9)	0.06	0.27	(0.08)	(0.41)	1.03	1.18	4.29
Diluted earnings (loss) per common share available to common shareholders(8)(9)	0.06	0.21	(0.08)	(0.41)	1.03	1.18	4.29
Balance Sheet Data (end of period):
Working capital	$60,941	$443,408	$381,046	$355,157	$1,380,936	$1,247,221	$2,186,811
Total assets	2,464,750	4,161,873	5,151,160	5,646,290	6,539,850	11,687,907	14,702,148
Long-term obligations, net of current maturities	389,679	775,683	573,056	551,766	544,372	545,584	508,237
Minority interest	271,772	336,788	742,365	908,831	706,688	4,943,105	1,009,953
Common stock exchangeable for preferred interest	—	—	—	—	—	—	1,428,530
Preferred stock(10)	—	—	—	—	—	—	131
Stockholders' equity	1,447,354	2,571,405	2,769,729	3,439,871	3,945,501	3,993,871	7,776,217
Other Data:
Net cash provided by (used in):
Operating activities	$34,581	$(91,660)	$77,760	$87,321	$298,335	$199,629	$454,214
Investing activities	(81,450)	(1,179,346)	(468,318)	(408,016)	35,052	168,317	(750,176)
Financing activities	108,050	1,297,654	100,204	58,163	56,256	64,325	(20,200)
Discontinued operations	12,249	304,173	267,651	86,266	348,174	226,691	5,351
Effect of exchange rate changes	—	(1,501)	(123)	(2,687)	(3,663)	(3,426)	7,847
Unaudited Other Operating Data:(11)
HSN-Units shipped (in millions)	26.6	28.9	32.1	35.2	38.5	27.1	28.0
HSN Return rate	22.2%	21.0%	20.3%	19.6%	19.0%	NA	NA
HSN homes (in millions) (end of period)	70.1	69.3	73.7	77.1	83.0	82.8	77.8
Ticketing—Number of tickets sold (in millions)		68.6	75.0	83.0	86.8	66.5	71.0
Ticketing—Gross value of tickets sold (in millions)		$2,340	$2,781	$3,256	$3,611	$2,741	$3,182
Hotels.com—Hotel room nights sold (in thousands)				2,433	4,243	3,056	5,611

(1)
The consolidated statement of operations data include the operations of Ticketmaster since the acquisition by USA of a controlling interest in Ticketmaster Group, Inc. on July 17, 1997.

(2)
Net earnings include the operations of USA Cable, formerly USA Networks, and Studios USA since their acquisition by USA from Universal Studios, Inc. on February 12, 1998 and Citysearch since its acquisition by USA on September 28, 1998.

(3)
Net earnings for the year ended December 31, 1998 include a pre-tax gain of $74.9 million related to USA's sale of its Baltimore television station during the first quarter of 1998 and a pre-tax gain of $109.0 million related to the purchase of Citysearch during the fourth quarter of 1998.

(4)
The consolidated statement of operations data include the operations of Hotels.com, formerly Hotel Reservations Network, since its acquisition by USA on May 10, 1999 and the operations of October Films and the domestic film distribution and development businesses of Universal (which previously operated Polygram Filmed Entertainment), collectively referred to as USA Films, that were acquired by USA on May 28, 1999. USA Films was contributed to VUE on May 7, 2002. See "The Company—Corporate History—VUE Transaction." Net earnings for the year ended December 31, 1999 includes a pre-tax gain of $89.7 million related to the sale of securities.

(5)
Includes a pre-tax gain of $104.6 million by Styleclick, Inc. related to USA's exchange of its interest in Internet Shopping Network for 75% of Styleclick, Inc., a pre-tax gain of $3.7 million related to the Hotels.com initial public offering, and a pre-tax charge of $145.6 million related to impairment of Styleclick goodwill.

(6)
Net earnings includes a gain of $517.8 million, net of tax, related to the sale of capital stock of certain USA Broadcasting subsidiaries and an after-tax expense of $9.2 million related to the cumulative effect of adoption as of January 1, 2001 of SOP 00-2, "Accounting by Producers or Distributors of Films."

(7)
Includes a gain of $2.4 billion, net of tax, related to the contribution of the USA Entertainment Group to VUE and an after-tax expense of $461.4 million related to the cumulative effect of adoption as of January 1, 2002 of Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets." Also includes results of TV Travel Group and Interval since their acquisition by USA on May 1, 2002 and September 24, 2002, respectively.

(8)
Earnings (loss) per common share data and shares outstanding retroactively reflect the impact of two-for-one stock splits of USA common stock and USA Class B common stock paid on February 24, 2000 and March 26, 1998. All share numbers give effect to these stock splits.

(9)
The following table adjusts USA's reported net earnings (loss) and basic and diluted net earnings (loss) per share to exclude amortization expense related to goodwill and other intangible assets with indefinite lives as if Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangibles Assets" was effective January 1, 1999:

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
	(Dollars in thousands, except per share data)
Earnings (loss) from continuing operations available to common shareholders
Reported loss from continuing operations	$(69,212)	$(172,398)	$(186,799)	$(140,358)	$(149,234)
Add: goodwill amortization	71,859	166,705	134,077	100,374	—

Earnings (loss) from continuing operations—as adjusted	$2,647	$(5,693)	$(52,722)	$(39,984)	$(149,234)

Basic earnings (loss) per share from continuing operations—as adjusted:
Reported basic loss per share	$(0.21)	$(0.48)	$(0.50)	$(0.38)	$(0.36)
Add: goodwill amortization	0.22	0.46	0.36	0.27	—

Adjusted basic earnings (loss) per share	$0.01	$(0.02)	$(0.14)	$(0.11)	$(0.36)

Diluted earnings (loss) per share from continuing operations—as adjusted:
Reported diluted loss per share	$(0.21)	$(0.48)	$(0.50)	$(0.38)	$(0.36)
Add: goodwill amortization	0.22	0.46	0.36	0.27	—

Adjusted diluted net earnings (loss) per share	$0.01	$(0.02)	$(0.14)	$(0.11)	$(0.36)

Net income (loss) available to common shareholders
Net income (loss) available to common shareholders	$(27,631)	$(147,983)	$383,608	$440,557	$1,796,491
Add: goodwill amortization	104,704	206,151	176,413	132,445	—

Net earnings available to common shareholders—as adjusted	$77,073	$58,168	$560,021	$573,002	$1,796,491

Basic earnings (loss) per share—as adjusted:
Reported basic net earnings (loss) per share	$(0.08)	$(0.41)	$1.03	$1.18	$4.29
Add: goodwill amortization	0.32	0.57	0.47	0.36	—

Adjusted basic net earnings per share	$0.24	$0.16	$1.50	$1.54	$4.29

Diluted earnings per share—as adjusted:
Reported diluted net earnings (loss) per share	$(0.08)	$(0.41)	$1.03	$1.18	$4.29
Add: goodwill amortization	0.29	0.57	0.47	0.36	—

Adjusted diluted net earnings per share	$0.21	$0.16	$1.50	$1.54	$4.29

(10)
In connection with USA's acquisition of a controlling interest in Expedia, Inc., USA issued approximately 13.1 million shares of Series A Redeemable Preferred Stock, or USA preferred stock, at $50 face value ($656 million aggregate value), with a 1.99% annual dividend rate and which is convertible at any time into USA common stock at an initial conversion price of $33.75. The conversion price will be adjusted downward pursuant to a specified formula if the average share price of USA common stock over a ten-day trading period prior to conversion exceeds $35.10. Holders of USA preferred stock may require USA to purchase their shares on the fifth, seventh, tenth and fifteenth anniversary of the closing on February 4, 2002. USA has the right to redeem such shares for cash or stock, at USA's option, commencing on the tenth anniversary of February 4, 2002. Any payment by USA with respect to the dividend or pursuant to any redemption requested by holders of USA preferred stock or by USA may be made in cash or USA common stock, or a combination thereof, at the option of USA.

(11)
Information is presented from the first full year in which USA consolidated the applicable business.

Industry Segment Financial Data

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002(1)
	(Dollars in thousands)
Revenues:
HSN-U.S.(2)	$1,332,911	$1,533,271	$1,658,904	$1,163,630	$1,141,270
Ticketing	442,742	518,565	579,679	447,903	490,925
Match.com	9,000	29,122	49,249	31,687	88,182
Hotels.com	124,113	327,977	536,497	394,829	672,814
Expedia	—	—	—	—	389,865
Interval	—	—	—	—	2,319
PRC	—	212,471	298,678	228,926	217,212
Corporate and other	6,894	—	—	—	—
Citysearch and related	27,329	50,889	46,108	35,851	22,479
International TV shopping & other(3)	8,917	245,714	272,569	200,620	234,557
USA Electronic Commerce Solutions LLC/Styleclick	49,202	46,603	34,229	21,781	30,386
Intersegment Elimination	—	—	(7,053)	(4,873)	(7,773)

Total	$2,001,108	$2,964,612	$3,468,860	$2,520,354	$3,282,236

Operating Profit (Loss):
HSN-U.S.(2)(4)	$137,670	$130,442	$103,866	$67,462	$63,233
Ticketing(5)	32,503	25,453	25,351	26,009	83,804
Match.com	(7,451)	(12,484)	(3,004)	(8,173)	13,396
Hotels.com(6)	5,654	9,166	15,811	10,573	79,580
Expedia(7)	—	—	—	—	55,776
Interval	—	—	—	—	255
PRC(8)	—	(7,282)	(37,943)	(25,650)	(26,793)
Corporate and other(9)	(41,479)	(52,593)	(38,187)	(33,733)	(28,257)
Citysearch and related	(119,521)	(207,004)	(171,351)	(127,007)	(74,648)
International TV shopping & other(3)(10)	(4,517)	4,641	(34,907)	(23,142)	(31,437)
USA Electronic Commerce Solutions LLC/Styleclick(11)	(51,701)	(240,085)	(62,593)	(54,019)	(35,306)
Restructuring charges(12)		—	(13,466)	(13,466)	(71,625)

Total	$(48,842)	$(349,746)	$(216,423)	$(181,146)	$27,978

Reconciliation of operating profit (loss) to Adjusted EBITDA:
Operating profit (loss)	$(48,842)	$(349,746)	$(216,423)	$(181,146)	$27,978
Depreciation and amortization	205,843	565,742	425,891	320,043	241,917
Goodwill impairment	—	—	—	—	22,247
Amortization of cable distribution fees	26,680	36,322	43,975	29,384	38,679
Amortization of non-cash distribution fees, marketing and compensation expense	6,423	24,405	34,184	25,297	37,684
Disengagement expenses	—	—	4,052	—	22,326
Restructuring charges not impacting EBITDA(12)	—	—	6,248	6,248	36,908

Adjusted EBITDA(13)	$190,104	$276,723	$297,927	$199,826	$427,739

	Twelve Months Ended December 31,
	1999	2000	2001
	(Dollars in thousands)
Capital expenditures:
HSN-U.S.	$33,412	$34,122	$42,615
Ticketing	23,789	23,282	24,465
Match.com	—	2,485	3,268
Hotels.com	1,092	2,859	16,022
PRC	—	43,505	25,775
Corporate and other	4,673	21,756	5,051
Citysearch and related	11,328	9,262	5,017
International TV shopping & other	13,746	18,105	6,031
USA Electronic Commerce Solutions LLC/Styleclick	13,657	5,047	2,292

Total	$101,697	$160,423	$130,536

(1)
Includes results of TV Travel Group and Interval since their acquisition by USA on May 1, 2002 and September 24, 2002, respectively.

(2)
Includes estimated revenue in the nine months ended September 30, 2001 generated by homes lost by HSN following the sale of USA Broadcasting to Univision of $82.9 million. Includes coupons redeemed by customers impacted by disengagement in the nine months ended September 30, 2002 of $1.8 million, which is reflected as an offset to revenue.

(3)
Includes impact of foreign exchange fluctuations, which reduced revenues by $36.6 million and $31.5 million in the nine months ended September 30, 2001 and 2002, respectively, if the results are translated from Euros to U.S. dollars at a constant exchange rate, using 1999 as the base year. Includes impact of foreign exchange fluctuations for the years ended December 31, 2000 and 2001, which reduced revenue by $44.0 million and $36.3 million, respectively, if the results are translated from Euros to U.S. dollars at a constant exchange rate, using 1999 as the base year.

(4)
Includes costs incurred in the nine months ended September 30, 2002 of $22.3 million, related to the disengagement of HSN from USA Broadcasting stations. Amounts relate to $1.8 million of coupons redeemed by customers and $20.5 million of payments to cable operators and related marketing expenses in the disengaged markets. Includes $4.1 million of such costs during the year ended December 31, 2001.

(5)
Includes $1.4 million of expenses related to the Ticketmaster merger with USA in the nine months ended September 30, 2002.

(6)
Includes $0.6 million of expenses related to the previously announced but abandoned exchange offer by USA in the nine months ended September 30, 2002.

(7)
Includes $1.0 million of expenses related to the previously announced but abandoned exchange offer by USA in the nine months ended September 30, 2002.

(8)
Results for the nine months ended September 30, 2001 and year ended December 31, 2001 exclude restructuring charges of $2.9 million, of which $2.4 million impacts Adjusted EBITDA, and include nonrecurring expenses primarily related to employee benefits of $4.9 million. Results for the nine months ended September 30, 2002 exclude restructuring charges of $9.3 million, of which $5.8 million impacts Adjusted EBITDA.

(9)
Includes $3.3 million of expenses related to the employee terminations and benefits in the nine months ended September 30, 2001 and year ended December 31, 2001.

(10)
Results for the nine months ended September 30, 2002 exclude restructuring charges of $46.2 million of which $13.6 million impacts Adjusted EBITDA.

(11)
Results for the nine months ended September 30, 2001 and year ended December 31, 2001 exclude restructuring charges of $10.6 million of which $4.8 million impacts Adjusted EBITDA. Results for the nine months ended September 30, 2002 exclude restructuring charges of $16.2 million, of which $15.3 million impacts Adjusted EBITDA, and include expenses related to contract terminations of $3.6 million.

(12)
Restructuring charges for 2001 relate to Styleclick and PRC. Restructuring charges for 2002 relate to PRC, ECS and HSN-International, including HSE-Italy, of $31.4 million in the third quarter of 2002. Amounts not impacting EBITDA of $6.2 million and $36.9 million in the nine months ended September 30, 2001 and 2002, respectively, relate to the write-off of fixed assets, leasehold improvements and USA's investment in HSE-Italy.

(13)
As used in this prospectus, the term "Adjusted EBITDA" refers to operating profit (loss) plus (1) depreciation and amortization, including goodwill impairment, (2) amortization of cable distribution fees, (3) amortization of non-cash distribution fees and marketing expense and non-cash compensation expense and (4) non-recurring items, including disengagement expenses and restructuring charges not impacting EBITDA. Adjusted EBITDA is presented here as a management tool and as a valuation methodology. It does not purport to represent cash provided by operating activities and should not be considered in isolation or as a substitute for measures of financial performance or liquidity prepared in accordance with generally accepted accounting principles. Adjusted EBITDA may not be comparable to calculations of similarly titled measures presented by other companies.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

        The following tables present unaudited pro forma combined condensed financial information for USA giving effect to the following transactions:

  •
  the Ticketmaster combination completed on January 31, 2001,

  •
  the Expedia transaction completed on February 4, 2002,

  •
  the VUE transaction completed on May 7, 2002,

  •
  the Home Shopping Network, Inc. exchange completed on June 27, 2002, and

  •
  the Ticketmaster merger completed on January 17, 2003.

The results of the USA Entertainment Group are presented as discontinued operations in the historical financial statements of USA and therefore have been excluded from the unaudited pro forma combined condensed financial statements of USA.

        Unaudited pro forma combined condensed financial information for Expedia, Inc. for the year ended December 31, 2001 is also presented.

        The unaudited pro forma combined condensed financial statements of USA reflect some assumptions regarding the transactions and are based on the historical financial statements of USA. The unaudited pro forma combined condensed financial statements of USA, including the notes accompanying them, are qualified in their entirety by reference to, and should be read in conjunction with, USA's audited financial statements, including the notes accompanying them, which are included in and incorporated by reference into this prospectus.

        The unaudited pro forma combined condensed balance sheet as of September 30, 2002 gives effect to the Ticketmaster merger as if it occurred on September 30, 2002. All other transactions described above have been reflected in the historical balance sheet as of September 30, 2002.

        The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2001 reflects USA's audited statements of operations for the year ended December 31, 2001 and Expedia's results for the twelve months ended December 31, 2001, adjusted for the pro forma effects of the Ticketmaster combination, the Expedia transaction, the VUE transaction, the Home Shopping Network, Inc. exchange and the Ticketmaster merger, as if those transactions had occurred as of the beginning of the periods presented.

        The unaudited pro forma combined condensed statement of operations for the nine months ended September 30, 2002 reflects USA's unaudited statements of operations for the nine months ended September 30, 2002, adjusted for the pro forma effects of the Expedia transaction, the VUE transaction, the Home Shopping Network, Inc. exchange and the Ticketmaster merger as if those transactions had occurred on January 1, 2002. The Ticketmaster combination has been reflected in the historical statement of operations for the nine months ended September 30, 2002.

        USA is in the process of evaluating the fair value of the additional interest acquired in Ticketmaster's assets and liabilities as a result of the Ticketmaster merger as well as the additional interest acquired in HSN's assets as a result of the VUE transaction and the Home Shopping Network, Inc. exchange, including the allocation of intangibles other than goodwill. USA has received preliminary estimates of the value of intangible assets and has provided pro forma adjustments to amortization of intangibles based on these estimates. However, the purchase accounting information is preliminary and has been made solely for the purpose of developing the unaudited pro forma combined condensed financial information contained in the following pages.

        The unaudited pro forma combined condensed statement of operations is neither necessarily indicative of the results of operations that would have been reported had these transactions occurred on January 1, 2001 nor necessarily indicative of USA's future financial results of operations.

USA INTERACTIVE
Unaudited Pro Forma Combined Condensed Balance Sheet
September 30, 2002
(Dollars in thousands)

	USA Historical	Ticketmaster Merger(1)		Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$675,413	$—		$675,413
Restricted cash	13,931	—		13,931
Marketable securities	2,470,615	—		2,470,615
Accounts and notes receivable, net	316,615	—		316,615
Inventories, net	216,909	—		216,909
Other	180,891	—		180,891

Total current assets	3,874,374	—		3,874,374
Property, plant and equipment, net	434,264	—		434,264
Intangible assets including goodwill, net	7,009,378	482,884		7,492,262
Cable distributions fees, net	173,800	—		173,800
Long-term investments	1,605,605	—		1,605,605
Preferred interest exchangeable for common stock	1,428,530	—		1,428,530
Deferred charges and other	176,197	—		176,197

Total assets	$14,702,148	$482,884		$15,185,032

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt	$36,231	$—		$36,231
Accounts payable, accrued and other current liabilities	383,307	—		383,307
Accounts payable, client accounts	182,860	—		182,860
Cable distribution fees payable	65,852	—		65,852
Deferred revenue	307,832	—		307,832
Other accrued liabilities	711,481	—		711,481

Total current liabilities	1,687,563	—		1,687,563
Long-term obligations, net of current maturities	508,237	—		508,237
Other long-term liabilities	84,405	—		84,405
Deferred income taxes	2,207,243	—		2,207,243
Minority interest	1,009,953	(435,383	)(13)	574,570
Common stock exchangeable for preferred interest	1,428,530	—		1,428,530
Stockholders' equity	7,776,217	918,267		8,694,484

Total liabilities and stockholders' equity	$14,702,148	$482,884		$15,185,032

See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA.

USA INTERACTIVE
Unaudited Pro Forma Combined Condensed Statement of Operations
Nine Months Ended September 30, 2002
(Dollars in thousands, except per share data)

	USA Historical	Expedia Historical(2)	Expedia Pro Forma Adjustments		VUE Pro Forma Adjustments		Home Shopping Network, Inc. Exchange		Ticketmaster Merger		Pro Forma Combined
NET REVENUES:
HSN-US	$1,141,270	$—	$—		$—		$—		$—		$1,141,270
Ticketing	490,925	—	—		—		—		—		490,925
Match.com	88,182	—	—		—		—		—		88,182
Hotels.com	672,814	—	—		—		—		—		672,814
Expedia	389,865	35,487	—		—		—		—		425,352
Interval	2,319	—	—		—		—		—		2,319
PRC	217,212	—	—		—		—		—		217,212
Citysearch and related	22,479	—	—		—		—		—		22,479
International TV Shopping & other	234,557	—	—		—		—		—		234,557
USA Electronic Commerce Solutions LLC/Styleclick	30,386	—	—		—		—		—		30,386
Intersegment elimination	(7,773)	—	—		—		—		—		(7,773)

Total net revenues	3,282,236	35,487	—		—		—		—		3,317,723

Operating costs and expenses
Cost of sales	2,014,532	10,586	—		—		—		—		2,025,118
Other costs	899,199	15,723	—		—		—		—		914,922
Amortization of cable distribution fees	38,679	—	—		—		—		—		38,679
Amortization of non-cash compensation	10,199	930	—		—		—		10,586	(11)	21,715
Non-cash distribution and marketing expense	27,485	—	—		4,059	(5)	—		—		31,544
Depreciation and amortization	241,917	5,238	(6,632	)(3)	10,023	(12)	—		22,245	(1)	272,791
Goodwill impairment	22,247	—	—		—		—		—		22,247

Total operating costs and expenses	3,254,258	32,477	(6,632)		14,082		—		32,831		3,327,016

Operating income (loss)	27,978	3,010	6,632		(14,082)		—		(32,831)		(9,293)
Interest and other, net	(92,346)	324	—		34,335	(6)	—		—		(57,687)

Earnings (loss) before income taxes and minority interest	(64,368)	3,334	6,632		20,253		—		(32,831)		(66,980)
Income tax expense	(58,407)	(1,424)	(2,601)		(7,452	)(7)	—		4,152	(11)	(65,732)
Minority interest	(17,964)	—	(692	)(4)	(12,855	)(8)	(8,249	)(9)	4,813	(13)	(34,947)

EARNINGS (LOSS) FROM CONTINUING OPERATIONS	$(140,739)	$1,910	$3,339		$(54)		$(8,249)		$(23,866)		$(167,659)

Loss per common share from continuing operations
Basic and diluted	$(0.34)										$(0.34)

Weighted average shares outstanding	418,559										491,620

Weighted average diluted shares outstanding	418,559										491,620

See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA.

USA INTERACTIVE
Unaudited Pro Forma Combined Condensed Statement of Operations
Year Ended December 31, 2001
(Dollars in thousands, except per share data)

	USA Historical	Ticketmaster Combination		Expedia Historical(2)	Expedia Pro Forma Adjustments		VUE Pro Forma Adjustments		Home Shopping Network, Inc. Exchange		Ticketmaster Merger(1)		Pro Forma Combined
NET REVENUES:
HSN—U.S.	$1,658,904	$—		$—	$—		$—		$—		$—		$1,658,904
Ticketing	579,679	—		—	—		—		—		—		579,679
Match.com	49,249	—		—	—		—		—		—		49,249
Hotels.com	536,497	—		—	—		—		—		—		536,497
Expedia	—	—		296,936	—		—		—		—		296,936
PRC	298,678	—		—	—		—		—		—		298,678
CitySearch and related	46,108	—		—	—		—		—		—		46,108
International TV Shopping and other	272,569	—		—	—		—		—		—		272,569
USA Electronic Commerce Solutions LLC/Styleclick	34,229	—		—	—		—		—		—		34,229
Intersegment elimination	(7,053)	—		—	—		—		—		—		(7,053)

Total net revenues	3,468,860	—		296,936	—		—		—		—		3,765,796

Operating costs and expenses
Cost of sales	2,331,297	—		93,142	—		—		—		—		2,424,439
Other costs	843,688	—		142,930	—		—		—		—		986,618
Amortization of cable distribution fees	43,975	—		—	—		—		—		—		43,975
Amortization of non-cash compensation	7,800	—		16,404	—		—		—		14,115	(11)	38,319
Non-cash distribution and marketing expense	26,384	—		—	—		8,307	(5)	—		—		34,691
Depreciation and amortization	432,139	—		61,820	6,712	(3)	49,364	(12)	—		29,660	(1)	579,695

Total operating costs and expenses	3,685,283	—		314,296	6,712		57,671		—		43,775		4,107,737
Operating income (loss)	(216,423)	—		(17,360)	(6,712)		(57,671)		—		(43,775)		(341,941)
Interest and other, net	(71,034)	—		(4,136)	—		99,323	(6)	—		—		24,153

Earnings (loss) before income taxes and minority interest	(287,457)	—		(21,496)	(6,712)		41,652		—		(43,775)		(317,788)
Income tax (expense) benefit	(2,450)	1,005	(10)	—	2,633		(24,112	)(7)	—		5,537	(11)	(17,387)
Minority interest	103,108	(3,568	)(10)	—	7,696	(4)	(35,619	)(8)	(5,423	)(9)	(52,284	)(13)	13,910

EARNINGS (LOSS) FROM CONTINUING OPERATIONS	$(186,799)	$(2,563)		$(21,496)	$3,617		$(18,079)		$(5,423)		$(90,522)		$(321,265)

Loss per common share from continuing operations
Basic and diluted	$(0.50)												$(0.67)

Weighted average shares outstanding	374,101												480,452

Weighted average diluted shares outstanding	374,101												480,452

See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA.

EXPEDIA, INC.
Unaudited Pro Forma Combined Condensed Statement of Operations
Year Ended December 31, 2001
(Dollars in thousands, except per share data)

	Historical(2)			Pro Forma
	Three Months Ended March 31, 2001	Three Months Ended June 30, 2001	Six Months Ended December 31, 2001	Twelve Months Ended December 31, 2001
Net revenues	$57,222	$78,474	$161,240	$296,936
Operating costs and expenses:
Cost of sales	18,085	22,890	52,167	93,142
Other costs	34,598	37,838	70,494	142,930
Amortization of non-cash compensation	6,477	3,939	5,988	16,404
Depreciation and amortization	17,246	18,372	26,202	61,820

Total operating costs and expenses	76,406	83,039	154,851	314,296

Operating income (loss)	(19,184)	(4,565)	6,389	(17,360)
Interest and other, net	1,567	214	(5,917)	(4,136)

Earnings (loss) before income taxes	(17,617)	(4,351)	472	(21,496)
Income tax expense	—	—	—	—

Earnings (loss) from continuing operations	$(17,617)	$(4,351)	$472	$(21,496)

See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA

1.
Represents the issuance of 45.5 million shares of USA common stock to Ticketmaster security holders in the Ticketmaster merger based on an exchange ratio of 0.935 of a share of USA common stock for each share of Ticketmaster common stock. Also includes options to acquire 8.9 million shares of USA common stock and warrants to acquire 4.2 million shares of USA common stock, in each case based on an exchange ratio of 0.935. The price used to value the securities is $17.918, which is the average of the closing prices of USA common stock on the two trading days prior to, the day of, and the two trading days following the announcement of the Ticketmaster merger. The amount recorded as deferred compensation in stockholders equity is the estimated impact of unvested stock options as of such merger date, at their intrinsic value. The acquisition costs and resulting goodwill are as follows:

(In thousands)
USA common stock	$814,756
Fair value of options to acquire USA common stock	94,555
Fair value of warrants to acquire USA common stock	34,653
Less: Intrinsic value of unvested options to acquire USA common stock recorded as deferred compensation	(25,697)

918,267
Less: Minority interest acquired	(435,383)

Unallocated excess of merger consideration over minority interest acquired and deferred compensation preliminarily allocated to goodwill and intangible assets	$482,884

  The unallocated excess of acquisition costs over minority interest acquired and deferred compensation has been preliminarily allocated as follows: $236.1 million to intangibles and $246.8 million to goodwill. The intangible assets that have been preliminarily identified relate to tradenames and trademarks, venue and promotion contracts, distribution agreements and technology. Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," provides that goodwill resulting from business combinations completed subsequent to June 30, 2001 will not be amortized but instead will be required to be tested for impairment at least annually. In order to complete its assessment, USA will obtain a final independent valuation related to the identification of intangibles other than goodwill. Accordingly, the purchase accounting information is preliminary. Based on the preliminary intangibles identified, USA has provided approximately $22.2 million and $29.7 million of amortization for the nine months ended September 30, 2002 and the year ended December 31, 2001, respectively, in the pro formas. As the unaudited pro forma combined condensed statements of operations reflect amortization of intangibles associated with the Ticketmaster merger, the final allocation of the acquisition cost could result in additional amortization expense and decreased operating income, net income and earnings per share in subsequent periods.

2.
Represents the results of operations for Expedia based on historical information of Expedia. See separate Expedia, Inc. Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 2001 on page 25. For additional financial information, refer to Expedia's periodic reports as of and for the periods ending March 31, 2001 and June 30, 2001, as filed with the Commission, and the Transition Report on Form 10-K for the six months ended December 31, 2001, of which the financial statements included therein are incorporated by reference in this document. Results for the three months ended March 31, 2001, reflect Expedia's adoption of the Emerging Issues Task Force Issue No. 99-19, "Reporting Gross as a Principal versus Net as an Agent," in the quarter ended June 30, 2001, which resulted in an adjustment to net revenues and cost of sales for such period.

  For the nine months ended September 30, 2002, the historical results of operations for USA include Expedia's results for the period from February 4, 2002 to September 30, 2002.

3.
Represents adjustment to amortization of intangibles identified in USA's acquisition of a controlling interest in Expedia. USA's aggregate purchase price was $1.5 billion, of which $352.1 million was allocated to intangible assets other than goodwill based upon the results of an independent valuation of the assets and liabilities acquired. The pro forma adjustment is based upon the comparison of amortization of intangibles identified by USA and the amount reflected in the historical results of Expedia.
4.
Represents the minority interest in the historical results of operations of Expedia, based upon a 64.2% equity ownership by USA of Expedia.
5.
Represents adjustment for non-cash marketing related to advertising provided to Ticketmaster and its subsidiaries by USA Cable, which was contributed to VUE on May 7, 2002. As these transactions were among consolidated entities, the amount was eliminated in the consolidated historical results of USA.
6.
Reflects the cash dividends ($63 million for the 12 months ended December 31, 2001 and $22 million for the nine months ended September 30, 2002) payable quarterly with respect to USA's Class B preferred interest in VUE and the payable-in-kind dividends ($36 million for the 12 months ended December 31, 2001 and $12 million for the nine months ended September 30, 2002) due in cash (or Vivendi Universal stock, at the election of Universal) at maturity (20 years following the consummation of the VUE transaction) with respect to USA's Class A preferred interest in VUE.
7.
Represents tax impact of pro forma adjustments described under notes 5 and 6 above.
8.
Represents the adjustment to minority interest related to the cancellation of approximately 320.9 million shares of USANi, comprising all of the USANi shares not then owned by USA and its subsidiaries. The cancellation of USANi shares occurred on May 7, 2002 in conjunction with the VUE transaction. Prior to the VUE transaction, Vivendi owned approximately 47% and Liberty owned approximately 8% of USANi.
9.
Represents the adjustment to minority interest related to Liberty's exchange of its shares of Home Shopping Network, Inc. The Home Shopping Network, Inc. shares were exchanged for approximately 31.6 million shares of USA common stock and approximately 1.6 million shares of USA Class B common stock. The exchange occurred on June 27, 2002. Prior to the transaction, Liberty owned 19.9% of Home Shopping Network, Inc.
10.
Reflects decreased tax expense of approximately $1 million and increased minority interest of approximately $4 million as a result of the Ticketmaster combination. The Ticketmaster combination has been accounted for as entities under common control in a manner similar to a pooling of interests. Tax expense decreased as a result of taxable losses from Ticketmaster being used to offset taxable income of Ticketmaster Corporation. Minority interest increased principally due to the impact of a lower minority interest benefit related to the losses of Ticketmaster, as USA's economic ownership in Ticketmaster increased from 50% to 68% as a result of the Ticketmaster combination that was completed on January 31, 2001.
11.
Represents estimated amortization expense of deferred compensation and the related tax benefit related to the Ticketmaster merger. The expense is based upon the estimated intrinsic value of unvested stock options, amortized over their estimated remaining vesting period of approximately three years.
12.
Represents adjustment to amortization of intangibles identified in USA's acquisition of the minority interest of Home Shopping Network. USA's aggregate purchase price was $1.2 billion, of which $487.7 million has been preliminarily allocated to intangible assets other than goodwill, based upon the results of an independent valuation of the portion of the assets and liabilities acquired.
13.
Represents the adjustment to historical minority interest benefit/expense related to Ticketmaster.

THE COMPANY

        USA Interactive (Nasdaq: USAI) engages worldwide in the business of interactivity via the Internet, the television and the telephone. USA's multiple brands are organized across three areas: Electronic Retailing, Information & Services and Travel Services. Electronic Retailing is comprised of HSN, America's Store, HSN.com, and Home Shopping Europe and Euvía in Germany. Information & Services includes Ticketmaster, Match.com, uDate (transaction pending), Citysearch, Evite, Entertainment Publications (transaction pending) and Precision Response Corporation. Travel Services consists of Expedia (Nasdaq: EXPE), Hotels.com (Nasdaq: ROOM), Interval International, TV Travel Group and USA's forthcoming U.S. cable travel network.

Businesses

        USA includes the following business units:

  •
  HSN-U.S. consists primarily of the HSN television network, HSN.com, and the America's Store television network. HSN is a multichannel retailer transacting business over television and the Internet. America's Store is also a television cable channel allowing viewers to shop at home. According to Nielsen Media Research, as of September 30, 2002, HSN was broadcast to approximately 78 million homes in the United States. HSN-U.S. is wholly-owned by USA.

  •
  Ticketing consists primarily of Ticketmaster and ticketmaster.com, which provide offline and online automated ticketing services via the Internet, telephone and retail outlets. Ticketmaster and ticketmaster.com serve many of the foremost venues, entertainment facilities, promoters and professional sports franchises. During the nine months ended September 30, 2002, Ticketmaster and ticketmaster.com sold approximately 71.0 million tickets. During the quarter ended September 30, 2002, Ticketmaster sold over 40% of its event tickets through the Internet. On January 17, 2003, USA acquired all of the outstanding shares of Ticketmaster common stock that USA did not already own and Ticketmaster became a wholly-owned subsidiary of USA. See "—Corporate History—Other Transactions."

  •
  Match.com is a leading paid online matchmaking and dating service. It offers single adults a convenient and private environment for meeting other singles. It is a subscription-based online dating site, with more than 650,000 paying subscribers as of September 30, 2002. Match.com powers paid online dating on The Microsoft Network, among other online dating providers, and is the premier provider of personals for Love@AOL, which offers the Match.com service across AOL, AOL.com, CompuServe and Netscape.com. Match.com is wholly-owned and operated by Ticketmaster.

  •
  Hotels.com (formerly Hotel Reservations Network) is a leading consolidator of hotel and other lodging accommodations. Hotels.com generally contracts with lodging properties for volume purchases and guaranteed availability of hotel rooms and vacation rentals at wholesale prices and sells these rooms to consumers, often at significant discounts to published rates. Hotels.com is one of the largest specialized providers of discount hotel accommodations worldwide, providing service through its own websites, affiliates and toll-free call centers. As of September 30, 2002, Hotels.com provided accommodations to travelers through more than 30,000 affiliates at over 6,500 properties in over 280 cities in North America, Europe, the Caribbean and Asia. As of September 30, 2002, USA owned approximately 66.8% of the equity, and approximately 96.8% of the voting power, of Hotels.com.

  •
  Expedia is a leading online travel agency in the United States. During the nine months ended September 30, 2002, Expedia had gross travel bookings of approximately $3.9 billion. Expedia operates Expedia.com in the United States and localized versions in the United Kingdom, France, Germany and Canada. As of December 31, 2001, Expedia offered travel services provided by approximately 450 airlines, approximately 43,000 lodging properties, major car rental companies and cruise lines, and multiple destination service merchants such as restaurants, attractions and local transportation and tour providers. Expedia acquired Classic Custom Vacations in March 2002 and entered the U.S. corporate travel market through the acquisition of Metropolitan Travel in July 2002. USA acquired a controlling interest in Expedia in February 2002. As of September 30, 2002, USA owned approximately 56.5% of the equity, and approximately 94.9% of the voting power, of Expedia.

  •
  Interval International is a leading membership-services company, providing timeshare exchange and other value-added programs to its timeshare-owning members and to resort developers. USA acquired Interval International in September 2002 for approximately $533 million in cash, subject to a working capital adjustment. As of September 30, 2002, USA owned approximately 99.4% of the equity, with the remaining shares owned by Interval International's management, and all of the voting power, of Interval.

  •
  Precision Response Corporation, or PRC, provides outsourced consumer care services, managing customer relationships for some of the world's leading corporations for over 20 years. PRC offers an integration of teleservices, e-commerce customer care services, information technology and fulfillment services as part of a one-stop solution. PRC has developed proprietary Customer Relationship Management (CRM) technology for consumer care. PRC is wholly-owned by USA.

  •
  Citysearch and Related operates a network of online local city guide sites that offer up-to-date local content for major cities in the United States and abroad. Citysearch also features a leading directory of local businesses in the United States and provides millions of listings, including local events, organizations and businesses. Citysearch is wholly-owned and operated by Ticketmaster.

  •
  International TV Shopping and Other consists primarily of HSN-Germany, TV Travel Group, which was acquired in May 2002, and EUVIA, a controlling interest in which was acquired in the third quarter of 2002. HSN-Germany operates a German language home shopping business that is broadcast 24 hours a day to over 30 million households in Germany, Austria and Switzerland as of September 30, 2002. TV Travel Group's operations include two channels in the United Kingdom, TV Travel Shop and TV Travel Shop 2. EUVIA operates two businesses, "Neun Live," a game show oriented television channel and "Travel TV," a travel oriented shopping television channel under the brand name "Sonnenklar."

  •
  ECS/Styleclick. USA Electronic Commerce Solutions LLC, or ECS, and Styleclick work together to provide end-to-end e-commerce solutions for their partners, including online store design and development, merchandising and marketing. ECS has advised Styleclick that ECS is reviewing its relationship with its last remaining partner. Substantial doubt has been raised about Styleclick's ability to continue as a going concern. However, revenues for ECS/Styleclick represented less than 1% of USA's total revenues for the nine months ended September 30, 2002. As of September 30, 2002, USA owned approximately 70.4% of the equity, and approximately 95.9% of the voting power, of Styleclick. ECS is wholly-owned by USA.

Voting Control

        Subject to the terms of the Amended and Restated Stockholders Agreement dated as of December 16, 2001, among Universal Studios, Inc., Liberty Media Corporation, Barry Diller and Vivendi Universal, S.A., Mr. Diller is effectively able to control the outcome of nearly all matters submitted to a vote or for the consent of our stockholders (other than with respect to the election by the holders of USA common stock of 25% of the members of our board of directors and certain matters as to which a separate class vote of the holders of USA common stock or USA preferred stock is required under Delaware law). In addition, pursuant to the Amended and Restated Governance Agreement, dated as of December 16, 2001, among USA, Vivendi, Universal Studios, Liberty and

Mr. Diller, each of Mr. Diller and Liberty generally has the right to consent to limited matters in the event that USA's ratio of total debt to EBITDA, as defined in the Governance Agreement, equals or exceeds four to one over a continuous 12-month period.

        As of September 30, 2002, Mr. Diller (through companies owned by Liberty and Mr. Diller, his own holdings and pursuant to the Amended and Restated Stockholders Agreement) controlled approximately 69.1% of the outstanding total voting power of USA. The remaining 30.9% voting power is held by public stockholders. See also "Summary—Organizational Structure."

Corporate History

        USA was incorporated in July 1986 in Delaware under the name Silver King Broadcasting Company, Inc., as a subsidiary of Home Shopping Network, Inc., which is not an operating company and whose assets consist solely of its membership interests in USANi. On December 28, 1992, Home Shopping Network, Inc. distributed the capital stock of USA to its stockholders.

        In December 1996, USA completed mergers with Savoy Pictures Entertainment, Inc. and Home Shopping Network, Inc., with Savoy and Home Shopping Network, Inc. becoming subsidiaries of USA. At the same time as the mergers, USA changed its name from Silver King Broadcasting Company, Inc. to HSN, Inc. In February 1998, in connection with its acquisition of USA Networks, a New York partnership that consisted of USA Network and SCI-FI Channel cable television networks, and the domestic television business of Universal Studios, Inc., USA changed its name to USA Networks, Inc.

        In May 2002, USA was renamed USA Interactive following the completion of the VUE transaction.

Expedia Transaction

        On February 4, 2002, USA completed its acquisition of a controlling interest in Expedia through a merger of a wholly-owned USA subsidiary with and into Expedia. Immediately following the merger, USA owned all of the outstanding shares of Expedia Class B common stock, representing approximately 64.2% of Expedia's then outstanding shares, and 94.9% of the voting interest in Expedia. On February 20, 2002, USA acquired 936,815 shares of Expedia common stock, increasing USA's ownership to 64.6% of Expedia's then outstanding shares, with USA's voting percentage remaining at 94.9%. In the merger, USA issued to former holders of Expedia common stock who elected to receive USA securities an aggregate of approximately 20.6 million shares of USA common stock, approximately 13.1 million shares Series A Redeemable Preferred Stock, or USA preferred stock, of $50 face value ($656 million face aggregate value) and warrants to acquire approximately 14.6 million shares of USA common stock. Shares of Expedia common stock trade on the Nasdaq Stock Market under the symbol "EXPE," shares of USA preferred stock trade on OTC under the symbol "USAIP" and the USA warrants issued in the Expedia transaction trade on the Nasdaq Stock Market under the symbol "USAIW."

VUE Transaction

        On May 7, 2002, USA consummated the VUE transaction, in which USA's Entertainment Group, consisting of USA Cable, Studios USA and USA Films, was contributed to VUE. VUE is controlled by Vivendi and its subsidiaries, with the common interests owned 93.06% by Vivendi and its subsidiaries, 5.44% by USA and its subsidiaries and 1.5% by Mr. Diller and his assignees. See also "Summary—Recent Developments—VUE tax matter."

        In connection with the transaction, shares of USANi held by Liberty were exchanged for approximately 7.1 million USA shares, with the remaining approximately 320.9 million USANi shares held by Vivendi (including USANi shares obtained from Liberty) cancelled.

Other Transactions

        In June 2002, USA and Liberty completed the exchange of all of Liberty's shares of Home Shopping Network, Inc. into USA shares, with USA issuing approximately 31.6 million shares of USA common stock and approximately 1.6 million shares of USA Class B common stock to Liberty.

        On September 25, 2002, USA announced that it completed its acquisition of Interval International, a leading membership services company that provides timeshare exchange and other value-added services to its timeshare-owing members and to resort developers, for approximately $533 million in cash, subject to a working capital adjustment.

        On January 17, 2003, USA completed its acquisition of all of the outstanding shares of Ticketmaster common stock that USA did not already own. The acquisition was accomplished by the merger of a wholly-owned subsidiary of USA with Ticketmaster, with Ticketmaster surviving as a wholly owned subsidiary of USA.

        In the merger, each outstanding share of Ticketmaster Class A common stock and Ticketmaster Class B common stock (other than shares held by USA, Ticketmaster and their subsidiaries) was converted into the right to receive 0.935 of a share of USA common stock. USA issued an aggregate of approximately 45.5 million shares of USA common stock in the merger. As a result of the merger, shares of Ticketmaster Class B common stock, which prior to the merger traded on the Nasdaq National Market under the symbol "TMCS," were delisted from trading.

        On November 21, 2002, USA announced that it had entered into a definitive agreement to purchase Entertainment Publications, Inc., originator of the Entertainment® Book, for approximately $370 million in a combination of cash and USA common stock (up to 50% of the consideration), subject to a maximum discount to USA of $10 million in the event that USA elects to pay all cash. Based in Michigan, Entertainment Publications sells annual memberships for Entertainment® Books which contain discount offers on dining, hotels, shopping and leisure activities. Entertainment Publications serves many major markets and does business with tens of thousands of local merchants and national retailers. The transaction is expected to be completed no later than the first quarter of 2003, subject to standard closing conditions and approvals.

        On December 19, 2002, USA announced that it entered into an agreement to acquire uDate.com, Inc., a global online personals group based in Derby, England, which provides dating and matchmaking services through www.udate.com and www.kiss.com, for approximately $150 million in USA common stock, subject to various adjustments. The transaction is expected to close in the first half of 2003, subject to standard closing conditions and regulatory approvals.

DESCRIPTION OF NOTES

General

        We issued our old 7% notes, and will issue the exchange notes, under an indenture dated as of December 16, 2002, among USA, USANi, as guarantor, and JPMorgan Chase Bank, as trustee. Pursuant to the indenture, we may also from time to time, without notice to or consent of the holders, issue additional notes of the same tenor, coupon and other terms as the notes, so that such additional notes, the old 7% notes and the exchange notes offered in this exchange offer form a single series. Unless the context otherwise requires, references to the "notes" in this "Description of Notes" are to any additional notes issued as described in the preceding sentence, the old 7% notes and the exchanges notes to be issued in this exchange offer.

        The following discussion of the provisions of the indenture, which includes the guarantee, and the terms of the notes is a summary only and does not purport to be a complete discussion of the terms of the notes. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the indenture and the notes, including the definitions of various terms used below with their initial letters capitalized. We urge you to read the indenture because it, and not this description, defines your rights as the holders of the notes. You may request copies of the indenture at the address set forth under "Where You Can Find More Information."

Principal, Maturity and Interest

        We are offering to exchange all of our old 7% notes for up to $750.0 million aggregate principal amount of our exchange notes. The exchange notes and the old 7% notes will be substantially identical in all material respects, except that transfer restrictions and registration rights relating to the old 7% notes will not apply to the exchange notes.

        The notes will mature on January 15, 2013 and upon surrender will be repaid at 100.0% of the principal amount thereof. Principal and interest on the notes are payable in immediately available funds in U.S. dollars, or in such other coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts. The notes will bear interest at the rate of 7% per annum. Interest on the notes will accrue from December 16, 2002, or from the most recent interest payment date to which interest has been paid or provided for. Interest on the notes will be payable semi-annually on each January 15 and July 15 of each year, beginning on July 15, 2003, to holders of record at the close of business on the January 1 or July 1, as the case may be, next preceding such interest payment date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

        If the date of payment of the principal of or interest on the notes or the date fixed for redemption of the notes does not fall on a business day, then payment of principal or interest need not be made on such date at such place but may be made on the next succeeding business day. The payment shall have the same force and effect as if made on the applicable payment date or the date fixed for redemption, and no interest shall accrue for the period after such date. A "business day" shall mean a day which is not, in New York City, a Saturday, Sunday, a legal holiday or a day on which banking institutions are authorized or obligated by law to close.

        Principal of, premium, if any, and interest on the notes will be payable, and the notes may be exchanged or transferred, at JPMorgan Chase Bank, 4 New York Plaza, 15th Floor, New York, New York 10004, except that at the option of USA, payment of interest may be made by mailing a check to holders at their registered addresses or by wire transfer to an account located in the United States maintained by the payee.

        The notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of notes, but we may require a payment in sum sufficient to cover any transfer tax or other similar governmental charge payable upon a transfer or exchange of the notes.

Optional Redemption

        The notes will be redeemable, at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (a) 100% of the principal amount of the notes to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes to be redeemed that would be due after the redemption date had the redemption not occurred, obtained by discounting such remaining scheduled payments to the redemption date at the Treasury Rate plus 50 basis points, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), in each case, plus any accrued and unpaid interest on the notes to the date of redemption. If the redemption date is not an interest payment date for the notes, the amount of the next succeeding scheduled interest payment on the notes will be reduced by the amount of interest accrued on the notes to the redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. If less than all the notes are to be redeemed, the notes to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate in accordance with methods generally used at the time of selection by fiduciaries in similar circumstances. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

        Except as set forth above, the notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.

Guarantee

        USANi will unconditionally guarantee to each holder of the notes and the trustee, on an unsecured and unsubordinated basis, the full and prompt payment of principal, premium, if any, and interest on the notes, and all other obligations under the indenture. USANi's guarantee will terminate whenever (a) it consolidates with, or sells, leases or conveys all or substantially all of its assets to, or merges with or into, USA pursuant to the terms of "—Merger, Consolidation or Sale of Assets," or (b) the 6 3/4% Senior Notes due 2005 issued by USA Interactive and USANi cease to be outstanding or USANi's obligations under such notes and the related indenture are discharged or defeased pursuant to the terms thereof. USA and USANi are co-obligors under the 6 3/4% Senior Notes due November 15, 2005. The 6 3/4% notes are redeemable, at the option of USA and USANi, at any time, pursuant to the terms of the related indenture. In addition, USA and USANi may purchase all of the 6 3/4% notes or defease or otherwise discharge their obligations under the 6 3/4% notes and the related indenture at any time. Accordingly, USANi's guarantee is currently scheduled to terminate on November 15, 2005, but may be terminated earlier.

        The indenture will provide that the obligations of USANi will be limited to the maximum amount that, after giving effect to all other contingent and fixed liabilities of USANi, would cause the obligations of USANi under its guarantee not to constitute a fraudulent conveyance or fraudulent transfer under any federal or state law.

Ranking

        The notes will be unsecured and unsubordinated obligations of USA and will rank equally in right of payment with all of our existing and future unsecured and unsubordinated obligations. So long as it is in effect, USANi's guarantee will be an unsecured and unsubordinated obligation of USANi and will rank equally with all other existing and future unsecured and unsubordinated obligations of USANi. The notes will be effectively junior to all of our existing and future secured indebtedness and, so long as it is in effect, USANi's guarantee will be effectively junior to all secured indebtedness of USANi, in each case, to the extent of the assets securing such indebtedness.

        As of September 30, 2002, we and our Subsidiaries had approximately $24.2 million of secured indebtedness, including approximately $4.0 million of capital lease obligations. As of September 30, 2002, after giving pro forma effect to the offering of the old 7% notes, we and USANi would have had approximately $5,237.4 million of unsecured unsubordinated liabilities, consisting in part of $750.0 million aggregate principal amount of old 7% notes, approximately $498.7 million of 6 3/4% Senior Notes due 2005, approximately $258.2 million of current and long-term liabilities and approximately $2,175.6 million of deferred taxes related to the VUE transaction.

        Our and USANi's operations are conducted through our and USANi's Subsidiaries, and we and USANi derive our operating income and cash flow from our investments in our Subsidiaries. Therefore, our and USANi's ability to make payments when due to the holders of the notes is in part dependent upon the receipt of sufficient funds from our and USANi's Subsidiaries. Claims of creditors of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries (other than USANi, so long as USANi's guarantee is in effect) over the claims of our creditors, including holders of the notes. Accordingly, the notes and USANi's guarantee will be effectively subordinated to creditors, including trade creditors and preferred stockholders, if any, of our Subsidiaries (other than USANi as long as USANi's guarantee is in effect).

        As of September 30, 2002, our Subsidiaries (other than USANi) had approximately $1,874.5 million of unsecured liabilities including trade payables, of which $309.8 million was owed to USA or to USANi.

Covenants

        Except as set forth below, neither we nor USANi will be restricted by the indenture from:

  •
  incurring any type of indebtedness or other obligation;
  •
  paying dividends or making distributions on our or its capital stock; or
  •
  purchasing or redeeming our or its capital stock.

In addition, we are not required to maintain any financial ratios or specified levels of net worth or liquidity or to repurchase or redeem or otherwise modify the terms of any of the notes upon a change in control or other events involving us or USANi which may adversely affect the creditworthiness of the notes.

        The indenture will contain covenants, including, among others, the following:

        Limitation on Liens.    USA will not directly or indirectly incur, and will not permit any of our Subsidiaries to directly or indirectly incur, any indebtedness secured by a mortgage, security interest, pledge, lien, charge or other encumbrance upon (a) any properties or assets, including capital stock, of USA or any of our Subsidiaries or (b) any shares of stock or indebtedness of any of our Subsidiaries (whether such property, assets, shares or indebtedness are now existing or owned or hereafter created or acquired), in each case, unless prior to or at the same time, the notes or, in respect of mortgages on USANi's property or assets, USANi's guarantee (together with, at our option, any other indebtedness of or guarantee by USA or any of our Subsidiaries ranking equally with the notes or USANi's guarantee) are equally and ratably secured with or, at our option, prior to, such secured indebtedness. Mortgages, security interests, pledges, liens, charges and other encumbrances are collectively referred to in this prospectus as "mortgages."

        The foregoing restriction does not apply to:

    (1)
    mortgages on property, shares of stock or indebtedness existing of any person at the time such person becomes our Subsidiary or a Subsidiary of any of our Subsidiaries; provided that such mortgage was not incurred in anticipation of such person becoming a Subsidiary;

    (2)
    mortgages on property, shares of stock or indebtedness existing at the time of acquisition by us or any of our Subsidiaries or any of its Subsidiaries of such property, shares of stock or indebtedness (which may include property previously leased by USA or any of our Subsidiaries and leasehold interests on such property; provided that the lease terminates prior to or upon the acquisition) or mortgages on property, shares of stock or indebtedness to secure the payment of all or any part of the purchase price of such property, shares of stock or indebtedness, or mortgages on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 18 months after, the latest of the acquisition of such property, shares of stock or indebtedness or, in the case of property, the completion of construction, the completion of improvements or the commencement of substantial commercial operation of such property for the purpose of financing all or any part of the purchase price of the property, the construction or the making of the improvements;
    (3)
    mortgages securing indebtedness of a Subsidiary owing to us or any of our Subsidiaries;
    (4)
    mortgages existing on the date of the initial issuance of the notes (other than any additional notes);
    (5)
    mortgages on property of a person existing at the time such person is merged into or consolidated with us or any of our Subsidiaries or at the time of a sale, lease or other disposition of the properties of a person as an entirety or substantially as an entirety to us or any of our Subsidiaries; provided that such mortgage was not incurred in anticipation of the merger or consolidation or sale, lease or other disposition;
    (6)
    mortgages created in connection with a project financed with, and created to secure, a Nonrecourse Obligation;
    (7)
    mortgages securing the notes (including any additional notes); or
    (8)
    any extensions, renewals or replacements of any mortgage referred to in clauses (1) through (7) without increase of the principal of the indebtedness secured by the mortgage; provided, however, that any mortgages permitted by any of clauses (1) through (7) shall not extend to or cover any property of ours or any of our Subsidiaries, as the case may be, other than the property specified in such clauses and improvements to such property.

        Notwithstanding the restrictions outlined in the preceding paragraph, we and our Subsidiaries will be permitted to incur indebtedness secured by a mortgage which would otherwise be subject to the foregoing restrictions without equally and ratably securing the notes or, in respect of mortgages on USANi's property or assets, USANi's guarantee; provided that after giving effect to such indebtedness, the aggregate amount of all indebtedness secured by mortgages (not including mortgages permitted under clauses (1) through (8) above) does not at the time exceed 15% of the Consolidated Net Assets of USA.

        Merger, Consolidation or Sale of Assets.    We and USANi may, without the consent of the holders of any outstanding notes (including any additional notes), consolidate with or sell, lease or convey all or substantially all of our or its assets to, or merge with or into, any other person; provided that:

    (1)
    we or, in the case of USANi, we or USANi shall be the continuing person or, alternatively, the successor person formed by or resulting from such consolidation or merger, or the person which shall have received the transfer of such assets, shall have been organized under the laws of any domestic jurisdiction and shall have expressly assumed our or USANi's, as the case may be, obligations under the notes and the indenture;
    (2)
    immediately after giving effect to such transaction, no event of default and no event which, after notice or the lapse of time, or both, would become such an event of default shall have occurred and be continuing; and

    (3)
    an officers' certificate and legal opinion is delivered to the trustee, each stating that the consolidation, merger, conveyance or transfer complies with clauses (1) and (2) above.

        The successor person will succeed to, and be substituted for, and may exercise all of our rights and powers under, the indenture but we, in the case of a lease of all or substantially all of our assets, will not be released from the obligation to pay the principal of and interest on the notes.

        Notwithstanding any provision to the contrary, this covenant will cease to apply to USANi immediately upon any discharge, defeasance, waiver (to the same extent of such waiver) or termination of USANi's obligations under the covenant governing merger, consolidation and sale of assets in the indenture related to our and USANi's 6 3/4% Senior Notes due 2005, or upon termination of USANi's guarantee for whatever reason. See also "—Guarantee."

Defaults

        Each of the following is an event of default under the indenture:

    (1)
    a default by us in any payment of interest, including additional interest, if any, on any note when due, which continues for 30 days;
    (2)
    a default by us in the payment of principal of any note when due at its stated maturity date, upon optional redemption, upon declaration or otherwise;
    (3)
    a failure by us to comply with our other agreements contained in the indenture continuing for 90 days after written notice as provided in the indenture;
    (4)
    (a) our failure to make any payment at maturity, including any applicable grace period, on any of our indebtedness in an amount in excess of $25,000,000 and continuance of this failure to pay or (b) a default by us on any of our indebtedness, which default results in the acceleration of indebtedness in an amount in excess of $25,000,000 without this indebtedness having been discharged or the acceleration having been cured, waived, rescinded or annulled, in the case of (a) or (b) above, for a period of 30 days after written notice thereof to us by the trustee or to us and the trustee by the holders of not less than 25% in principal amount of outstanding notes (including any additional notes); provided, however, that if the failure, default or acceleration referred to in (a) or (b) above shall cease or be cured, waived, rescinded or annulled, then the event of default shall be deemed cured;
    (5)
    USANi's guarantee ceases to be in full force and effect during its term or USANi denies or disaffirms in writing its obligations under the indenture or its guarantee, in each case, other than any such cessation, denial or disaffirmation in connection with a termination of its guarantee provided for in the indenture; and
    (6)
    various events in bankruptcy, insolvency or reorganization involving us.

        The foregoing will constitute an event of default whatever the reason for any such event of default and whether it is voluntary or involuntary or is effected by operation of any law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

        If an event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes (including any additional notes) by notice to us may declare the principal of, and accrued and unpaid interest on, all the notes to be due and payable. Upon this declaration, principal and interest will be immediately due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization of USA occurs and is continuing, the principal of, and accrued interest on, all the notes (including any additional notes) will become immediately due and payable without any declaration or other act on the part of the trustee or any holders. Under some circumstances, the holders of a majority in aggregate principal amount of the outstanding notes (including any additional notes) may rescind any acceleration with respect to the notes and its consequences.

        If an event of default occurs and is continuing, the trustee, in conformity with its duties under the indenture, will exercise all rights or powers under the indenture at the request or direction of any of the holders; provided that the holders provide the trustee with a reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of notes may pursue any remedy with respect to the indenture or the notes unless:

    (1)
    the holder previously notified the trustee that an event of default is continuing;
    (2)
    holders of at least 25% in aggregate principal amount of the outstanding notes (including any additional notes) requested the trustee to pursue the remedy;
    (3)
    the requesting holders offered the trustee reasonable security or indemnity against any loss, liability or expense;
    (4)
    the trustee has not complied with the holder's request within 60 days after the receipt of the request and the offer of security or indemnity; and
    (5)
    the holders of a majority in principal amount of the outstanding notes (including any additional notes) have not given the trustee a direction inconsistent with the request within the 60-day period.

        Generally, the holders of a majority in principal amount of the outstanding notes (including any additional notes) are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability.

        If a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it is known to the trustee. Except in the case of a default in the payment of principal of, premium, if any, or interest on any note, the trustee may withhold notice if the trustee determines in good faith that withholding notice is not opposed to the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers of the certificate know of any default that occurred during the previous year. We also are required to notify the trustee within 30 days of any event which would constitute various defaults, their status and what action we are taking or propose to take in respect of these defaults.

Amendments and Waivers

        Subject to certain exceptions, we may amend the indenture with the consent of the holders of a majority in principal amount of the notes (including any additional notes) then outstanding. Except as provided below, any past default or compliance with any provisions of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including any additional notes). These consents may be obtained by various means, including, without limitation through a tender offer or exchange offer for the notes. Without the consent of each holder of an outstanding note (including any additional note), we may not amend the indenture to:

    (1)
    reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;
    (2)
    reduce the rate of or extend the time for payment of interest on any note;
    (3)
    reduce the principal of or extend the stated maturity date of any note;

    (4)
    reduce the premium payable upon any redemption of any note or change the time at which any note may be redeemed;
    (5)
    make any note payable in money other than that stated in each note;
    (6)
    impair the right of any holder to receive payment of principal of and interest on the holder's notes on or after the due dates for the payment of the principal or interest or to institute suit for the enforcement of any payment on or with respect to the holder's notes;
    (7)
    make any changes that would affect the ranking for the notes in a manner adverse to the holders;
    (8)
    release USANi's guarantee (except as otherwise provided in the indenture) or make any changes to USANi's guarantee in any manner materially adverse to the holders; or
    (9)
    make any change in the amendment provisions which require each holder's consent.

        We may amend the indenture without the consent of any holder:

    (1)
    to cure any ambiguity, omission, defect or inconsistency;
    (2)
    to provide for the assumption by a successor corporation of our obligations under the indenture;
    (3)
    to add guarantees or collateral security with respect to the notes;
    (4)
    to add to our covenants under the indenture for the benefit of the holders or to surrender any right or power conferred upon us;
    (5)
    to make any change that does not adversely affect the rights of any holder;
    (6)
    to comply with any requirement of the Securities and Exchange Commission regarding qualification of the indenture under the Trust Indenture Act; and
    (7)
    to provide for the issuance of the exchange notes or any additional notes.

        The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all holders or any other defect in such notice will not impair or affect the validity of the amendment.

Transfer and Exchange

        A holder may transfer or exchange notes under the indenture. Upon any transfer or exchange, the registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes required by law or permitted by the indenture, including any transfer tax or other similar governmental charge payable due to the transfer or exchange. We are not required to transfer or exchange any note selected for redemption or to transfer or exchange any note for a period of 15 days prior to a selection of notes to be redeemed. The notes will be issued in registered form and the registered holder of a note will be treated as the owner of the note for all purposes.

Defeasance

        We may terminate all of our obligations under the notes and the indenture at any time through legal defeasance ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.

        In addition, at any time, we may also terminate our obligations under the covenants described under "—Covenants" (other than the covenant described under "—Merger, Consolidation and Sale of Assets") and clauses (4) and (5) under "—Defaults" ("covenant defeasance").

        We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the notes may not be accelerated because of an event of default with respect thereto. If we exercise our covenant defeasance option, payment of the notes may not be accelerated because of any event of default described in clause (4) or (5) under "—Defaults."

        To exercise either defeasance option:

    (1)
    We must irrevocably deposit with the trustee, in trust for the benefit of the holders of the notes, money or U.S. government obligations which will provide cash at the times and in the amounts as will be sufficient to pay principal and interest when due on all the notes to maturity or redemption;
    (2)
    We will deliver to the trustee an opinion of counsel which will provide that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred; and
    (3)
    In the case of legal defeasance, the opinion of counsel referred to in (2) above must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

Concerning the Trustee

        JPMorgan Chase Bank is the trustee under the indenture and is also registrar and paying agent of the notes and the exchange agent in the exchange offer. JPMorgan Chase Bank is also the trustee under the indenture governing our and USANi's 6 3/4% Senior Notes due 2005.

        The indenture contains limitations on the rights of the trustee, should it become a creditor of us, to obtain payment of claims in some cases, or to realize on property received in respect of any of these claims as security or otherwise. The trustee is permitted to engage in other transactions. However, if the trustee acquires any conflicting interest it must either eliminate its conflict within 90 days, apply to the Commission for permission to continue or resign.

Governing Law

        The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Definitions

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

        "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, on the third business day preceding such redemption date, as contained in the daily statistical release, or any successor release, published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if the release, or any successor release, is not published or does not contain these prices on that business day: (a) the average of the Reference Treasury Dealer Quotations for this redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations or (b) if the trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all of these quotations.

        "Consolidated Net Assets" means as of any particular time the aggregate amount of assets of our and our consolidated Subsidiaries at the end of the most recently completed fiscal quarter after deducting, to the extent included, all current liabilities other than (a) notes and loans payable, (b) current maturities of long-term debt and (c) current maturities of obligations under capital leases, all as listed on the consolidated balance sheet of the entity and its consolidated Subsidiaries as of the end of the relevant fiscal quarter and computed in accordance with GAAP.

        "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ability to exercise voting power, by contract or otherwise. A person shall be deemed to Control another person if such person (1) is an officer or director of the other person or (2) directly or indirectly owns or controls 10% or more of the other person's capital stock. "Controlling" and "Controlled" have meanings correlative thereto.

        "GAAP" means generally accepted accounting principles in the United States of America in effect from time to time.

        "guarantee" means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any indebtedness of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such indebtedness of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise) or (b) entered into for purposes of assuring in any other manner the obligee of such indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "guarantee" used as a verb has a corresponding meaning.

        "holder" means the person in whose name a note is registered on the registrar's books.

        "incur" means, issue, assume, guarantee, incur or otherwise become liable for.

        "indebtedness" means, with respect to any person, obligations (other than Nonrecourse Obligations, the notes offered hereby and USANi's guarantee thereof) of such person for borrowed money or evidenced by bonds, debentures, notes or similar instruments.

        "Nonrecourse Obligation" means indebtedness or other obligations substantially related to (1) the acquisition of assets not previously owned by us, USANi or any of our or its Subsidiaries or (2) the financing of a project involving the development or expansion of properties of ours, USANi or any of our or its Subsidiaries, as to which the obligee with respect to such indebtedness or obligation has no recourse to us, USANi or any of our Subsidiaries or any of our, USANi's or our Subsidiaries' assets other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

        "person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

        "Reference Treasury Dealer" means each of Lehman Brothers Inc. and its successors and three other nationally recognized investment banking firms that are primary U.S. Government securities dealers specified from time to time by us so long as the entity is a primary U.S. Government securities dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

        "Subsidiary" means, with respect to any person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of that date, as well as any other corporation, limited liability company, partnership, association or other entity (1) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of that date, owned, controlled or held, or (2) that is, as of that date, otherwise Controlled (within the meaning of the first sentence of the definition of "Control"), by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

        "Treasury Rate" means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity, computed as the second business day immediately preceding that redemption date, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

Book-Entry, Delivery and Form of Exchange Notes

        We will initially issue the exchange notes in the form of one or more registered global notes without interest coupons. Upon issuance, the global notes will be deposited with the trustee, as custodian for the Depositary Trust Company, or DTC, and registered in the name of DTC or its nominee, in each case for credit to the accounts of DTC's direct and indirect participants as described below.

        The global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee in certain limited circumstances. Beneficial interests in the global notes may be exchanged for exchange notes in certificated form in certain limited circumstances. See "—Certificated Notes." Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct and indirect participants, including those of Euroclear and Clearstream, which may change from time to time.

        Certain Book Entry Procedures for the Global Notes.    The descriptions of the operations and procedures of DTC, Euroclear and Clearstream set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We do note take any responsibility for these operations or procedures, and you are urged to contact the relevant system or its participants directly to discuss these matters.

        DTC has advised us that it is (a) a limited-purpose trust company organized under the laws of the State of New York, (b) a "banking organization" within the meaning of the New York Banking Law, (c) a member of the Federal Reserve System, (d) a "clearing corporation" within the meaning of the New York Uniform Commercial Code, as amended, and (e) a "clearing agency" registered under Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers, banks and trust companies, clearing corporations and other organizations. Indirect access to DTC's system is also available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

        We expect that pursuant to the procedures established by DTC, upon the issuance and deposit of each global note, (a) DTC will credit the accounts of each institution that is a participant in DTC whose name appears on a security position listing as an owner of old 7% notes and who elects to exchange its old 7% notes for exchange notes with an interest in the global note and (b) ownership of the exchange notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants. Investors may hold their interests in the global notes directly through DTC if they are participants in the system, or indirectly through organizations which are participants in the system. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global notes.

        So long as DTC or its nominee is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by the global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have exchange notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee thereunder. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if such holder is not a participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of exchange notes under the indenture or such global note. We understand that under existing industry practice, in the event that we request any action of holders of exchange notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of such global note, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize holders owning through such participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of exchange notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

        Any payment of principal of and interest on exchange notes represented by the global notes registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the registered owner and holder of the global notes. Under the terms of the indenture, we and the trustee may treat the persons in whose name the exchange notes, including the global notes, are registered as the owners thereof for purposes of payment and otherwise.

        We expect that DTC or its nominee, upon receipt of any payment of principal of or interest on the global notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through those participants will be governed by standing instructions and customary practices and will be the responsibility of those participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes for any exchange notes or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between its participants and the owners of beneficial interests in the global notes owning through its participants.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

        Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; provided, however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interest in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Certificated Exchange Notes

        Subject to certain conditions, the exchange notes represented by the global notes are exchangeable for certificated notes in definitive form of like tenor in denominations of $1,000 and integral multiples thereof if:

    (1)
    we notify the trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of our notice or cessation;
    (2)
    we, at our option, notify the trustee in writing that we elect to cause the issuance of exchange notes in definitive form under the indenture; or
    (3)
    upon the occurrence of other events as provided in the indenture, then, upon surrender by DTC of the global notes.

In any such event, certificated notes will be issued to each person that DTC identifies as the beneficial owner of the exchange notes represented by the global notes. Upon any such issuance, the trustee is required to register those certificated exchange notes in the name of the beneficial owner or owners, or their nominee of, and cause the certificated exchange notes to be delivered to that person.

        Neither we nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related exchange notes, and we and the trustee may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued.

THE EXCHANGE OFFER

        The following is a summary of certain provisions of the exchange and registration rights agreement, dated as of December 16, 2002, by and among USA Interactive, USANi, as guarantor, and Lehman Brothers Inc. and J.P. Morgan Securities Inc., as initial purchasers, and does not purport to be complete. The following discussion is qualified in its entirety by reference to the exchange and registration rights agreement, which has been filed as an exhibit to the registration statement.

Purpose of the Exchange Offer

        Upon the issuance of the old 7% notes under a purchase agreement, dated as of December 11, 2002, by and among USA Interactive, USANi, as guarantor, and Lehman Brothers Inc. and J.P. Morgan Securities Inc., as initial purchasers, the initial purchasers and their respective assignees became entitled to the benefits of the exchange and registration rights agreement.

        The exchange offer being made by this prospectus is intended to satisfy your registration rights under the exchange and registration rights agreement. If we fail to fulfill such registration obligations, you, as a holder of outstanding old 7% notes, are entitled to receive additional interest until we have fulfilled such obligations, at the rate of 0.25% per annum. All amounts of accrued additional interest will be payable in cash on the same interest payment dates as the notes.

        Under the exchange and registration rights agreement, we agreed that we will, at our cost:

  •
  file under the Securities Act, no later than 120 days after the date the old 7% notes were originally issued, December 16, 2002, a registration statement relating to an offer to exchange any and all old 7% notes for exchange notes that are substantially identical to the old 7% notes, except that transfer restrictions and registration rights relating to the old 7% notes do not apply to the exchange notes;

  •
  use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act no later than 210 days after December 16, 2002;

  •
  use our best efforts to complete the exchange offer no later than 240 days after December 16, 2002; and

  •
  keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old 7% notes.

        For each old 7% note validly surrendered to us pursuant to the exchange offer, we will issue to the holder of such note an exchange note having a principal amount equal to that of the surrendered note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the note surrendered in exchange thereof or, if no interest has been paid on such note, from the date interest begins to accrue on such note.

        Under existing Securities and Exchange Commission interpretations, the exchange notes will be freely transferable by holders after the exchange offer without further registration under the Securities Act if the holder of the exchange notes represents to us in the exchange offer that it is acquiring the exchange notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and that it is not an "affiliate" of ours, as defined in Rule 405 of the Securities Act; provided, however, that broker-dealers receiving exchange notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such exchange notes. The Commission has taken the position that broker-dealers receiving exchange notes in the exchange offer may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of the old 7% notes) with the prospectus contained in the exchange offer registration statement.

        Under the exchange and registration rights agreement, we will be required for 90 days after the consummation of the exchange offer to allow broker-dealers receiving exchange notes in the exchange offer and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of the exchange notes.

        In addition, each broker-dealer that receives exchange notes for its own account in exchange for old 7% notes, where the old 7% notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange securities. See "Plan of Distribution."

        Holders of old 7% notes who do not exchange their old 7% notes for exchange notes in the exchange offer will continue to be subject to the provisions of the indenture regarding transfer and exchange of the old 7% notes and the restrictions on transfer of the old 7% notes as described in the legend on the old 7% notes. In general, the old 7% notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. See also "—Consequences of Failures to Properly Tender Old 7% Notes in the Exchange Offer."

        We are entitled to close the exchange offer 20 business days after the commencement of the offer provided that we have accepted all notes previously validly tendered in accordance with the terms of the exchange offer.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions contained in this prospectus and in the letter of transmittal, we will accept any and all old 7% notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. The term "expiration date" means 5:00 p.m., New York City time, on March 18, 2003, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended. Our obligation to accept old 7% notes for exchange in the exchange in the exchange offer is subject to the conditions described below under "—Conditions to the Exchange Offer."

        This prospectus, together with the letter of transmittal, is first being sent on or about February 13, 2003, to all holders of old 7% notes known to us. As of the date of this prospectus, an aggregate of $750.0 million principal amount of old 7% notes is outstanding. We will issue $l,000 principal amount of exchange notes in exchange for each $l,000 principal amount of outstanding old 7% notes accepted in the exchange offer. Holders may tender some or all of their old 7% notes under the exchange offer. However, old 7% notes may be tendered only in integral multiples of $1,000.

        The exchange notes will evidence the same debt as the old 7% notes and will be entitled to the benefits of the indenture under which the old 7% notes were, and the exchange notes will be, issued. The form and terms of the exchange notes will be substantially identical to the form and terms of the old 7% notes, except that:

  •
  the offering of the exchange notes has been registered under the Securities Act;

  •
  the exchange notes will not be subject to transfer restrictions; and

  •
  the exchange notes will be issued free of any covenants regarding registration rights.

        We reserve the right to extend, amend or terminate the exchange offer, and not to accept for exchange any old 7% notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer set forth below under "—Conditions to the Exchange Offer." We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old 7% notes as promptly as practicable. If we materially change the terms of the exchange offer, we will disclose such amendment in a manner reasonably calculated to inform the holders of the old 7% notes of such amendment, resolicit tenders of the old 7% notes, file a post-effective amendment of this prospectus and provide notice to the holders of the old 7% notes. If the change is made less than five business days before the expiration of the exchange offer, we will extend the offer so that the holders of the old 7% notes have at least five business days to tender or withdraw. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day following the previously scheduled expiration date.

        You do not have any appraisal or dissenters rights under law or the indenture in the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act.

        If you tender old 7% notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes relating to the exchange of old 7% notes under the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, as part of the exchange offer. See "—Fees and Expenses."

Procedures for Tendering

        Only a holder of old 7% notes may tender the old 7% notes in the exchange offer. To tender in the exchange offer, a holder must, on or prior to 5:00 p.m., New York City time, on the expiration date:

  •
  complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile or, if old 7% notes are tendered by a DTC participant in accordance with the book-entry procedures described below under "—Book-Entry Transfer," transmit an agent's message to the exchange agent at the address listed below under "—Exchange Agent" and

  •
  mail or otherwise deliver the old 7% notes, or a confirmation of an appropriate book-entry transfer into the exchange agent's account at DTC, and any other required documents, to the exchange agent at the address listed below under "—Exchange Agent."

        For old 7% notes to be tendered effectively, the exchange agent must receive certificates for the old 7% notes prior to 5:00 p.m., New York City time, on the expiration date. Any financial institution which is a participant in DTC may make book-entry delivery of the old 7% notes by causing DTC to transfer the old 7% notes into the exchange agent's account and to deliver an agent's message on or prior to the expiration date in accordance with DTC's procedure for such transfer. Although delivery of old 7% notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, with any required signature guarantees and any other required documents, must in any case be transmitted to and received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date at one of its addresses listed below under "—Exchange Agent," or the guaranteed delivery procedure described below under "—Guaranteed Delivery Procedures" must be complied with. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent. All references in this prospectus to deposit or delivery of old 7% notes shall be deemed to include DTC's book-entry delivery method.

        The method of delivery of old 7% notes and the letter of transmittal and all other required documents to the exchange agent, including delivery through DTC, is at the election and risk of the holder. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. If old 7% notes are sent by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old 7% notes should be sent to us.

        The tender by a holder will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

        Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such holders.

        Any beneficial owner whose old 7% notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the letter of transmittal and delivering such owner's old 7% notes, either make appropriate arrangements to register ownership of the old 7% notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution unless the old 7% notes tendered pursuant thereto are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        If the signatures on a letter of transmittal or a notice of withdrawal needs to be guaranteed, such guarantee must be by an eligible institution. An "eligible institution" is a financial institution, including most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program.

        If the letter of transmittal is signed by a person other than a registered holder of old 7% notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The old 7% notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the old 7% notes must be signed exactly as the name of any registered holder appears on the old 7% notes.

        If the letter of transmittal or any old 7% notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

        We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered old 7% notes and all other documents. This determination will be final and binding.

        We reserve the absolute right to reject any and all old 7% notes not properly tendered or any old 7% notes our acceptance of which would, in our opinion or in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old 7% notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old 7% notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old 7% notes, neither we nor the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of old 7% notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old 7% notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders (or, in the case of old 7% notes delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the DTC participant which delivered such old 7% notes), unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

        In addition, we reserve the right in our sole discretion to (a) purchase or make offers for any old 7% notes that remain outstanding subsequent to the expiration date, (b) as set forth below under "—Conditions" terminate the exchange offer and (c) to the extent permitted by applicable law, purchase old 7% notes in the open market, in privately negotiated transactions, through subsequent exchange offers or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

        By tendering, each holder will represent to us, among others, that:

  •
  the exchange notes to be received by it in connection with this exchange offer will be acquired in the ordinary course of business;

  •
  it is not engaged in, does not intend to engage in, and does not have any arrangement or understanding with any person to participate in, a distribution (within the meaning of the Securities Act) of the exchange notes; and

  •
  such holder is not an "affiliate" of ours, as defined in Rule 405 of the Securities Act.

        If any holder or other person is an "affiliate" of ours, as defined under Rule 405 of the Securities Act, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the exchange notes, that holder or other person cannot rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        In addition, each broker-dealer that receives exchange notes for its own account in exchange for old 7% notes, where the old 7% notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange securities. See "Plan of Distribution."

Book-Entry Transfer

        The exchange agent will establish a new account or utilize an existing account with respect to the old 7% notes at DTC promptly, but no later than two business days, after the date of this prospectus. Any financial institution that is a participant in DTC and whose name appears on a security position listing as the owner of old 7% notes may make a book-entry tender of old 7% notes by causing DTC to transfer such old 7% notes into the exchange agent's account in accordance with DTC's procedures for such transfer. DTC participants that are accepting the exchange offer should transmit their acceptance to DTC, which will edit and verify such acceptance, execute a book-entry transfer of the tendered old 7% notes into the exchange agent's account at DTC. DTC will then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent's message confirming that DTC has received an express acknowledgment from the participant that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Although tender of old 7% notes may be effected through book-entry transfer at DTC, the letter of transmittal (or a facsimile thereof), properly completed and validly executed, with any required signature guarantees, or an agent's message in lieu of the letter of transmittal, and any other required documents, must, in any case, be received by the exchange agent at its address listed below under the caption "—Exchange Agent" on or prior to the expiration date, or the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery Procedures

        If a registered holder of old 7% notes wishes to tender such notes, and (a) the certificates representing such old 7% notes are not lost but are not immediately available, (b) time will not permit the letter of transmittal, certificates representing the holder's old 7% notes or other required documents to reach the exchange agent before the expiration date or (c) the procedure for book-entry transfer described above cannot be completed prior to the expiration date, a tender may nonetheless be made if:

  •
  the tender is made by or through an eligible institution;

  •
  prior to the expiration date, the exchange agent receives from such eligible institution at the address listed below under "—Exchange Agent" a properly completed and duly executed notice of guaranteed delivery, in substantially the form provided by us, (a) listing the name and address of the holder of old 7% notes and the principal amount of old 7% notes tendered, (b) stating that the tender is being made thereby and (c) guaranteeing that, within three New York Stock Exchange trading days after the expiration date, a duly executed letter of transmittal (or facsimile thereof) or, in the case of a book-entry transfer, a confirmation, in either case, together with the certificates for all physically tendered old 7% notes in proper form for transfer (or a confirmation of book-entry transfer of such old 7% notes into the exchange agent's account at DTC), and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by such eligible institution with the exchange agent; and

  •
  a properly completed and duly executed letter of transmittal (or facsimile thereof) with any required signature guarantees or, in the case of a book-entry transfer, a confirmation, together with certificates of all physically tendered old 7% notes in proper form for transfer (or a confirmation of book-entry transfer of such old 7% notes into the exchange agent's account at DTC), and any other documents required by the letter of transmittal and the instruction thereto, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Old 7% Notes for Exchange; Delivery of Exchange Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all old 7% notes properly tendered. We will issue the exchange notes promptly after acceptance of the old 7% notes. See "—Conditions to the Exchange Offer." For purposes of the exchange offer, we will be deemed to have accepted properly tendered old 7% notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

        For each old 7% note accepted for exchange, the holder of the old 7% notes will receive an exchange note having a principal amount equal to that of the surrendered old 7% note. The exchange notes will bear interest from the most recent date to which interest has been paid on the old 7% notes. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid. Old 7% notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of old 7% notes whose old 7% notes are accepted for exchange will not receive any payment for accrued interest on the old 7% notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the exchange offer and will be deemed to have waived their rights to receive the accrued interest on the old 7% notes.

        In all cases, issuance of exchange notes for old 7% notes will be made only after timely receipt by the exchange agent of certificates for the old 7% notes, or a timely book-entry confirmation of the transfer of old 7% notes into the exchange agent's account at DTC; a properly completed and duly executed letter of transmittal; and all other required documents.

        Unaccepted or non-exchanged old 7% notes will be returned without expense to the tendering holder of the old 7% notes. In the case of old 7% notes tendered by book-entry transfer in accordance with the book-entry procedures described below, the non-exchanged old 7% notes will be credited to an account maintained at DTC, as promptly as practicable after the expiration or termination of the exchange offer.

Withdrawal of Tenders

        Except as otherwise provided herein, tenders of old 7% notes may be withdrawn at any time prior to 5:00 pm., New York City time, on the expiration date.

        To withdraw a tender of old 7% notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address at the address listed below under "—Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

  •
  specify the name of the person having deposited the old 7% notes to be withdrawn;

  •
  identify the old 7% notes to be withdrawn (including the certificate number or numbers and principal amount of such old 7% notes);

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old 7% notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee with respect to the old 7% notes register the transfer of the old 7% notes into the name of the person withdrawing the tender; and

  •
  specify the name in which any old 7% notes are to be registered, if different from that of the person having deposited the notes to be withdrawn.

        If the old 7% notes have been delivered under the book-entry procedure set forth above under "—Book-Entry Transfer" any notice of withdrawal must specify the name and number of the participant's account at DTC to be credited with the withdrawn old 7% notes. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us in our sole discretion, which determination shall be final and binding on all parties. Any old 7% notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect thereto unless the old 7% notes so withdrawn are validly retendered. Properly withdrawn old 7% notes may be retendered by following one of the procedures described above under "—Procedures for Tendering" at any time prior to the expiration date.

Conditions

        Notwithstanding any other term of the exchange offer, we are not required to accept for exchange any old 7% notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of any old 7% notes, if:

  •
  any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us, or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries;

  •
  any change, or any development involving a prospective change, in our business or financial affairs or the business or financial affairs of any of our subsidiaries has occurred which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us;

  •
  any law, statute, rule or regulation is proposed, adopted or enacted, which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us;

  •
  there shall have occurred (1) any general suspension of trading in, or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority that adversely affects the extension of credit or (3) a commencement of war, armed hostilities or other similar international calamity directly or indirectly involving the United States; or, in the case any of the foregoing exists at the time of commencement of the exchange offer, a material acceleration or worsening thereof; or

  •
  any governmental approval has not been obtained, which approval we shall in our reasonable judgment, deem necessary, for the completion of the exchange offer as contemplated hereby.

        These conditions are for our sole benefit and may be asserted by us regardless of the circumstance giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

        If we determine in our reasonable judgment that any of the conditions are not satisfied, we may:

  •
  refuse to accept any old 7% notes and return all tendered old 7% notes to the tendering holders (or, in the case of old 7% notes delivered by book-entry transfer within DTC, credit any old 7% notes to the account maintained at DTC by the participant in DTC which delivered the old 7% notes);

  •
  extend the exchange offer and retain all old 7% notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw the tenders of old 7% notes (see "—Withdrawal of Tenders" above); or

  •
  waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered old 7% notes which have not been withdrawn. If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer for a period of five business days if the exchange offer would otherwise expire during such five business day period.

Consequences of Failures to Properly Tender Old 7% Notes in the Exchange Offer

        Participation in the exchange offer is voluntary. In the event the exchange offer is completed, we will not be required to register any remaining old 7% notes. Remaining old 7% notes will continue to be subject to the following restrictions on transfer:

  •
  holders may resell old 7% notes only if we register the old 7% notes under the Securities Act, if an exemption from registration is available or if the transaction requires neither registration under nor an exemption from the requirements of the Securities Act; and

  •
  the remaining old 7% notes will bear a legend restricting transfer in the absence of registration or an exemption.

        Other than in connection with the exchange offer, we are not obligated to, nor do we currently anticipate that we will, register the old 7% notes under the Securities Act. To the extent that old 7% notes are tendered and accepted in connection with the exchange offer, any trading market for remaining old 7% notes may be adversely affected.

Exchange Agent

        JPMorgan Chase Bank, the trustee under the indenture, has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and inquiries for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail, or Overnight Delivery
After 4:30 p.m. on the Expiration Date:
JPMorgan Chase Bank
ITS Bond Events
2001 Bryan Street, 9th Floor
Dallas, TX 75201
Attention: Frank Ivins
For Information Call: (800) 275-2048
By Regular Mail (REGISTERED OR CERTIFIED MAIL RECOMMENDED)
JPMorgan Chase Bank
ITS Bond Events
P.O. Box 2320
Dallas, TX 75221
By Facsimile Transmission Number
(for Eligible Institutions only):
(214) 468-6494
Attention: Frank Ivins
To Confirm Facsimile: (214) 468-6464

        Delivery of the letter of transmittal to an address other than as set forth above or transmission of instructions via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees And Expenses

        We have not retained any dealer-manager as part of the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for services and will reimburse it for its reasonable out-of-pocket expenses under the exchange offer. We will also pay the cash expenses to be incurred under the exchange offer. Such expenses include fees and expenses of the exchange agent, accounting and legal fees and printing costs, among others. We estimate these expenses in the aggregate to be approximately $200,000.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchange of old 7% notes under the exchange offer. If, however, exchange notes or old 7% notes for principal amounts not tendered or accepted for exchange are to be registered, or are to be issued in the name of, or delivered to, any person other than the registered holder, or if tendered old 7% notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of old 7% notes in the exchange offer, then the amount of any transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of the taxes or exemption from such payment is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

        We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expense of the exchange offer over the term of the exchange notes under generally accepted accounting principles.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general discussion of the principal United States federal income tax consequences to holders of old 7% notes who exchange their old 7% notes for exchange notes in the exchange offer. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, existing, temporary and proposed Treasury regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code, all as in effect or proposed on the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to holders of old 7% notes who hold such notes as capital assets, within the meaning of section 1221 of the Internal Revenue Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to holders of old 7% notes and exchange notes in light of their personal circumstances or to some types of holders of old 7% notes and exchange notes including financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who have hedged the risk of owning a note. In addition, this discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction, or any estate or gift tax considerations.

        BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF OLD 7% NOTES IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO ITS PARTICULAR TAX SITUATION AND AS TO ANY FEDERAL, FOREIGN, STATE, LOCAL OR OTHER TAX CONSIDERATIONS (INCLUDING ANY POSSIBLE CHANGES IN TAX LAW) AFFECTING THE EXCHANGE OF THE OLD 7% NOTES.

Exchange Offer

        The exchange of old 7% notes for exchange notes under the exchange offer should not be treated as an exchange or other taxable event for United States federal income tax purposes. Accordingly, there should be no United States federal income tax consequences to holders who exchange old 7% notes for exchange notes under the exchange offer and any holder should have the same adjusted tax basis and holding period in the exchange notes as it had in the old 7% notes immediately before the exchange.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus as part of any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer as part of resales of exchange notes received in exchange for old 7% notes where the old 7% notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        Neither USA Interactive or USANi will receive any proceeds from any sale of exchange notes by broker-dealers or any other holder of exchange notes. Exchange notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any of these broker-dealers and the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on their resale of exchange notes and any commissions or concessions received by them may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver a prospectus and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old 7% notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Certain legal matters in connection with the exchange notes offered hereby will be passed upon for us by Covington & Burling, New York, New York.

EXPERTS

        The consolidated financial statements and the related financial statement schedule of USA Interactive at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, incorporated by reference in, and the consolidated financial statements of USA Interactive at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in, this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference and appearing elsewhere herein, and are incorporated and included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Expedia, Inc.'s Transition Report on Form 10-K for the six-month period ended December 31, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have so been incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
USA Interactive

        We have audited the accompanying consolidated balance sheets of USA Interactive (formerly USA Networks, Inc.) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of USA Interactive and subsidiaries at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2 to the consolidated financial statements, on January 1, 2001, the Company adopted AICPA Statement of Position 00-2, "Accounting by Producers or Distributors of Films."

                      /s/ ERNST & YOUNG LLP

New York, New York
January 29, 2002, except for
Notes 21 and 23 as to which the
dates are July 23, 2002 and
December 2, 2002, respectively

USA INTERACTIVE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2001	2000	1999
	(In Thousands, Except Per Share Data)
Product sales	$1,938,979	$1,799,932	$1,370,790
Service revenue	1,529,881	1,164,680	630,318

Net revenue	3,468,860	2,964,612	2,001,108
Operating costs and expenses:
Cost of sales—product sales	1,287,630	1,178,369	900,896
Cost of sales—service revenue	1,043,808	821,636	417,242
Selling and marketing	441,544	350,178	265,181
General and administrative	320,844	268,233	184,429
Other operating costs	81,159	69,473	43,256
Amortization of cable distribution fees	43,975	36,322	26,680
Amortization of non-cash distribution and marketing expense	26,384	11,665	—
Amortization of non-cash compensation expense	7,800	12,740	6,423
Depreciation and amortization	432,139	565,742	205,843

Total operating costs and expenses	3,685,283	3,314,358	2,049,950

Operating loss	(216,423)	(349,746)	(48,842)
Other income (expense):
Interest income	26,994	38,753	26,897
Interest expense	(46,179)	(46,119)	(56,592)
Gain on sale of subsidiary stock	—	108,343	—
Loss in unconsolidated subsidiaries and other	(51,849)	(59,326)	(4,269)

	(71,034)	41,651	(33,964)

Loss from continuing operations before income taxes and minority interest	(287,457)	(308,095)	(82,806)
Income tax expense	(2,450)	(43,850)	(28,558)
Minority interest	103,108	179,547	42,152

Loss from Continuing Operations	(186,799)	(172,398)	(69,212)
Discontinued operations, net of tax	61,747	24,415	41,581
Gain on disposal of Broadcasting stations, net of tax	517,847	—	—

Earnings (loss) before cumulative effect of accounting change, net of tax	392,795	(147,983)	(27,631)
Cumulative effect of accounting change from discontinued operations, net of tax	(9,187)	—	—

Net Earnings (Loss)	$383,608	$(147,983)	$(27,631)

Loss per share from continuing operations:
Basic loss per common share	$(.50)	$(.48)	$(.21)
Diluted loss per common share	$(.50)	$(.48)	$(.21)
Earnings (Loss) per share, before cumulative effect of accounting change:
Basic earnings (loss) per common share	$1.05	$(.41)	$(.08)
Diluted earnings (loss) per common share	$1.05	$(.41)	$(.08)
Net Earnings (Loss) per Share:
Basic earnings (loss) per common share	$1.03	$(.41)	$(.08)
Diluted earnings (loss) per common share	$1.03	$(.41)	$(.08)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

USA INTERACTIVE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31,
	2001	2000
	(In Thousands, Except Share Data)
CURRENT ASSETS
Cash and cash equivalents	$978,377	$244,223
Restricted cash equivalents	9,107	2,021
Marketable securities	171,464	127,102
Accounts and notes receivable, net of allowance of $16,252 and $11,734, respectively	276,716	265,998
Receivable from sale of USAB	589,625	—
Inventories, net	197,354	227,920
Deferred tax assets	39,946	32,842
Other current assets, net	84,727	47,911
Net current assets of discontinued operations	38,343	86,517

Total current assets	2,385,659	1,034,534
PROPERTY, PLANT AND EQUIPMENT
Computer and broadcast equipment	349,145	303,123
Buildings and leasehold improvements	125,491	118,054
Furniture and other equipment	91,292	73,617
Land	15,665	15,658
Projects in progress	45,754	44,406

	627,347	554,858
Less accumulated depreciation and amortization	(228,360)	(145,908)

	398,987	408,950
OTHER ASSETS
Goodwill	3,075,831	3,089,182
Intangible assets, net	218,651	280,666
Cable distribution fees, net	158,880	159,117
Long-term investments	64,731	48,949
Notes and accounts receivable, net of current portion ($99,819 and $22,575, respectively, from related parties)	108,095	27,305
Advance to Universal	39,265	95,220
Deferred charges and other, net	89,751	68,711
Net long-term assets of discontinued operations	—	433,656

	$6,539,850	$5,646,290

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31,
	2001	2000
	(In Thousands, Except Share Data)
CURRENT LIABILITIES
Current maturities of long-term obligations	$33,519	$24,748
Accounts payable, trade	309,609	251,357
Accounts payable, client accounts	102,011	97,687
Cable distribution fees payable	32,795	33,598
Deferred revenue	75,256	63,999
Income tax payable	188,806	—
Other accrued liabilities	262,727	207,988

Total current liabilities	1,004,723	679,377
LONG-TERM OBLIGATIONS (net of current maturities)	544,372	551,766
OTHER LONG-TERM LIABILITIES	26,350	23,662
DEFERRED INCOME TAXES	210,184	42,783
MINORITY INTEREST	706,688	908,831
NET LONG-TERM LIABILITIES OF DISCONTINUED OPERATIONS	102,032	—
STOCKHOLDERS' EQUITY
Preferred stock—$.01 par value; authorized 15,000,000 shares; no shares issued and outstanding	—	—
Common stock—$.01 par value; authorized 1,600,000,000 shares; issued and outstanding, 314,704,017 and 305,436,198 shares, respectively	3,147	3,055
Class B convertible common stock—$.01 par value; authorized, 400,000,000 shares; issued and outstanding, 63,033,452 shares	630	630
Additional paid-in capital	3,918,401	3,793,764
Retained earnings/Accumulated deficit	181,267	(202,341)
Accumulated other comprehensive loss	(11,605)	(10,825)
Treasury stock	(141,341)	(139,414)
Note receivable from key executive for common stock issuance	(4,998)	(4,998)

Total stockholders' equity	3,945,501	3,439,871

	$6,539,850	$5,646,290

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

USA INTERACTIVE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Total	Common Stock	Class B Convertible Common Stock	Addit. Paid-in Capital	Retained Earnings /(Accum. Deficit)	Accum. Other Comp. Income	Treasury Stock	Unearned Compensation	Note Receivable From Key Executive for Common Stock Issuance
	(In Thousands)
Balance at December 31, 1998	$2,571,405	$2,545	$630	$2,592,456	$(26,727)	$8,852	$—	$(1,353)	$(4,998)
Comprehensive income:
Net earnings for the year ended December 31, 1999	(27,631)	—	—	—	(27,631)	—	—	—	—
Decrease in unrealized gains in available for sale securities	(3,956)	—	—	—	—	(3,956)	—	—	—
Foreign currency translation	(123)	—	—	—	—	(123)	—	—	—

Comprehensive loss	(31,710)

Issuance of common stock upon exercise of stock options	47,967	111	—	47,856	—	—	—	—	—
Income tax benefit related to stock options exercised	42,362	—	—	42,362	—	—	—	—	—
Issuance of stock in connection with October Films/PFE Transaction	23,558	12	—	23,546	—	—	—	—	—
Issuance of stock in connection with other acquisitions	4,498	3	—	4,495	—	—	—	—	—
Issuance of stock in connection Liberty preemptive rights	120,306	73	—	120,233	—	—	—	—	—
Purchase of Treasury Stock in connection with stock repurchase program	(8,933)	(4)	—	—	—	—	(8,929)	—	—
Cancellation of employee equity program	(355)	—	—	(442)	—	—	(635)	722	—
Amortization of unearned compensation related to stock options and equity participation plans	631	—	—	—	—	—	—	631	—

Balance at December 31, 1999	2,769,729	2,740	630	2,830,506	(54,358)	4,773	(9,564)	—	(4,998)
Comprehensive income:
Net loss for the year ended December 31, 2000	(147,983)	—	—	—	(147,983)	—	—	—	—
Decrease in unrealized gains in available for sale securities	(11,958)	—	—	—	—	(11,958)	—	—	—
Foreign currency translation	(3,640)	—	—	—	—	(3,640)	—	—	—

Comprehensive loss	(163,581)

Issuance of common stock upon exercise of stock options	37,341	46	—	37,295	—	—	—	—	—
Income tax benefit related to stock options exercised	26,968	—	—	26,968	—	—	—	—	—
Issuance of stock in connection with PRC acquisition	887,371	322	—	887,049	—	—	—	—	—
Issuance of stock in connection with other transactions	11,950	4	—	11,946	—	—	—	—	—
Purchase of Treasury Stock	(129,907)	(57)	—	—	—	—	(129,850)	—	—

Balance at December 31, 2000	3,439,871	3,055	630	3,793,764	(202,341)	(10,825)	(139,414)	—	(4,998)
Comprehensive income:
Net Income for the year ended December 31, 2001	383,608	—	—	—	383,608	—	—	—	—
Decrease in unrealized losses in available for sale securities	5,600	—	—	—	—	5,600	—	—	—
Foreign currency translation	(6,380)	—	—	—	—	(6,380)	—	—	—

Comprehensive Income	382,828

Issuance of common stock upon exercise of stock options	80,931	90	—	80,841	—	—	—	—	—
Income tax benefit related to stock options exercised	38,439	—	—	38,439	—	—	—	—	—
Issuance of stock in connection with other transactions	5,360	3	—	5,357	—	—	—	—	—
Purchase of Treasury Stock	(1,928)	(1)	—	—	—	—	(1,927)	—	—

Balance at December 31, 2001	$3,945,501	$3,147	$630	$3,918,401	$181,267	$(11,605)	$(141,341)	$—	$(4,998)

        Accumulated other comprehensive income is comprised of unrealized (losses) gains on available for sale securities of $39, $(5,561) and $6,397 at December 31, 2001, 2000 and 1999, respectively and foreign currency translation adjustments of $(11,644), $(5,264) and $(1,624) at December 31, 2001, 2000 and 1999, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

USA INTERACTIVE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2001	2000	1999
	(In Thousands)
Cash flows from operating activities:
Loss from continuing operations:	$(186,799)	$(172,398)	$(69,212)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities:
Depreciation and amortization	432,139	565,742	205,843
Amortization of cable distribution fees	43,975	36,322	26,680
Amortization of deferred financing costs	1,491	3,778	5,035
Non-cash distribution and marketing	26,384	11,665	—
Deferred income taxes	12,253	21,357	10,890
Equity in (earnings) losses of unconsolidated affiliates and other	48,977	58,333	(1,806)
Gain on sale of subsidiary stock	—	(108,343)	—
Non-cash interest income	(3,729)	(8,735)	(671)
Non-cash stock compensation	7,800	12,740	6,423
Minority interest	(103,108)	(179,547)	(42,152)
Changes in current assets and liabilities:
Accounts receivable	18,844	(64,925)	(26,328)
Inventories	31,128	(44,892)	(36,838)
Accounts payable	38,914	27,468	35,504
Accrued liabilities and deferred revenue	(25,119)	(837)	14,606
Increase in cable distribution fees	(47,393)	(64,876)	(42,887)
Other, net	2,578	(5,531)	(7,327)

Net Cash Provided By Operating Activities	298,335	87,321	77,760
Cash flows from investing activities:
Acquisitions, net of cash acquired	(198,641)	(125,985)	(144,451)
Capital expenditures	(130,536)	(160,423)	(101,697)
Advance to Universal	—	—	(200,000)
Recoupment of advance to Universal	59,821	77,330	42,951
Increase in long-term investments and notes receivable	(122,413)	(33,890)	(69,646)
Purchase of marketable securities	(51,977)	(134,895)	—
Proceeds from sale of broadcast stations	510,374	—	—
Payment of merger and financing costs	—	(18,758)	(4,765)
Other, net	(31,576)	(11,395)	9,290

Net Cash Provided By (Used in) Investing Activities	35,052	(408,016)	(468,318)
Cash flows from financing activities:
Borrowings	23,086	64,840	—
Principal payments on long-term obligations	(22,331)	(99,684)	(256,217)
Purchase of treasury stock	(1,928)	(129,907)	(8,933)
Payment of mandatory tax distribution to LLC partners	(17,369)	(68,065)	(28,830)
Proceeds from sale of subsidiary stock	12,234	93,189	4,268
Proceeds from issuance of common stock and LLC shares	80,932	210,642	422,544
Other, net	(18,368)	(12,852)	(32,628)

Net Cash Provided By Financing Activities	56,256	58,163	100,204
Net Cash Provided By Discontinued Operations	348,174	86,266	267,651
Effect of exchange rate changes on cash and cash equivalents	(3,663)	(2,687)	(123)

Net Increase (Decrease) In Cash and Cash Equivalents	734,154	(178,953)	(22,826)
Cash and cash equivalents at beginning of period	244,223	423,176	446,002

Cash and Cash Equivalents at End of Period	$978,377	$244,223	$423,176

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

USA INTERACTIVE AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION

GENERAL

        USA Interactive ("USA" or the "Company") (Nasdaq: USAI) is organized into two groups, the USA Interactive Group and the USA Entertainment Group. The USA Interactive Group consists of Home Shopping Network (including HSN International and HSN.com); Ticketmaster (Nasdaq: TMCS), which operates Ticketmaster, Ticketmaster.com, Citysearch and Match.com; Hotels.com (formerly Hotel Reservations Network (Nasdaq: ROOM); Electronic Commerce Solutions; Styleclick (OTC: IBUY); Precision Response Corporation; and Expedia, Inc. (as of February 4, 2002) (Nasdaq: EXPE). The USA Entertainment Group consists of USA Cable, including USA Network and Sci Fi Channel and Emerging Networks TRIO, Newsworld International and Crime; Studios USA, which produces and distributes television programming; and USA Films, which produces and distributes films.

        USA Entertainment was contributed to a joint venture with Vivendi Universal, S.A. ("Vivendi") on May 7, 2002 (the "VUE transaction") and the results of operations and statement of position of USA Entertainment is now presented as a discontinued operation. See Note 21 for further discussion of the VUE transaction.

        On February 4, 2002, USA completed its acquisition of a controlling interest in Expedia, Inc. ("Expedia") through a merger of one of its subsidiaries with and into Expedia. See below for further discussion.

        On January 31, 2001, Ticketmaster Online-Citysearch, Inc. and Ticketmaster Corporation, both of which are subsidiaries of USA, completed a transaction which combined the two companies. The combined company has been renamed "Ticketmaster." Under the terms of the transaction, USA contributed Ticketmaster Corporation to Ticketmaster Online-Citysearch and received 52 million Ticketmaster Online-Citysearch Class B Shares. The Ticketmaster Class B common stock is quoted on the Nasdaq Stock Market.

        In August 2001, the Company completed its previously announced sale of all of the capital stock of certain USA Broadcasting ("USAB") subsidiaries that own 13 full-power television stations and minority interests in four additional full-power stations to Univision Communications Inc. ("Univision"). Total cash proceeds were $1.1 billion, of which $510.4 million was collected in fiscal year 2001 and $589.6 million in January 2002. The gain on the sale of the stations was $517.8 million, net of tax of $377.4 million. The majority of the stations sold are located in the largest markets in the country and aired HSN on a 24-hour basis. The operations of USAB have been presented in the accompanying financial statements as discontinued operations.

        Prior to the VUE transaction, a number of USA's businesses were held by two non-wholly owned subsidiaries, Home Shopping Network, Inc. ("Holdco") and USANi LLC. USA maintained control and management of Holdco and USANi LLC, and manages the businesses held by USANi LLC, in substantially the same manner as they would be if USA held them directly through wholly owned subsidiaries. The other principal owners of these subsidiaries were Liberty Media Corporation ("Liberty") and Vivendi, through Universal Studios, Inc. ("Universal") and other subsidiaries. In connection with the VUE transaction, all shares of USANi LLC held by Liberty and Vivendi were exchanged or cancelled USA had the contractual right to require the exchange of the Holdco shares held by Liberty for shares of USA, which exchange occurred on June 27, 2002. Following such exchange and after giving effect to the VUE transaction, Holdco and USANi LLC are wholly owned, thereby simplifying USA's corporate and capital structure.

SUBSEQUENT EVENTS (UNAUDITED)

Expedia Transaction

        On February 4, 2002, USA completed its acquisition of a controlling interest in Expedia through a merger of one of its subsidiaries with and into Expedia. Immediately following the merger, USA owned all of the outstanding shares of Expedia Class B common stock, representing approximately 64.2% of Expedia's then outstanding shares, and 94.9% of the voting interest in Expedia. On February 20, 2002, USA acquired 936,815 shares of Expedia common stock, increasing USA's ownership to 64.6% of Expedia's the then outstanding shares, with USA's voting percentage remaining at 94.9%. In the merger, USA issued to former holders of Expedia common stock who elected to receive USA securities an aggregate of 20.6 million shares of USA common stock, 13.1 million shares of $50 face value 1.99% cumulative convertible preferred stock of USA and 14.6 million USA warrants. Expedia will continue to be traded on Nasdaq under the symbol "EXPE," the USA cumulative preferred stock trades on OTC under the symbol "USAIP" and the USA warrants trade on Nasdaq under the symbol "USAIW."

        Pursuant to the terms of the USA/Expedia transaction documents, Microsoft Corporation, which beneficially owned 33,722,710 shares of Expedia common stock, elected to exchange all of its Expedia common stock for USA securities in the merger. Expedia shareholders who did not receive USA securities in the transaction retained their Expedia shares and received for each Expedia share held 0.1920 of a new Expedia warrant.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

        The consolidated financial statements include the accounts of the Company and all wholly-owned and voting-controlled subsidiaries. The Company consolidates USANi LLC based upon a Governance Agreement and related agreements allowing the Company to control 100% of the voting interest. USANi LLC was formed in connection with the acquisition of USA Networks as well as the domestic television production and distribution businesses of Universal Studios (the "Universal Transaction"). The documents related to this transaction are constructed with the intent that the businesses held by USANi LLC would be operated in substantially the same manner as they would be if the Company held them directly through wholly owned subsidiaries. The Company consolidates HSN-Germany based upon a Pooling Agreement allowing for the Company to elect a majority of the Board of Directors and to control the operations of HSN-Germany. Significant intercompany transactions and accounts have been eliminated.

        Investments in which the Company owns a 20%, but not in excess of 50%, interest and where it can exercise significant influence over the operations of the investee, are accounted for using the equity method. In addition, partnership interests are recorded using the equity method. All other investments are accounted for using the cost method. The Company periodically evaluates the recoverability of investments recorded under the cost method and recognizes losses if a decline in value is determined to be other than temporary.

Electronic Retailing

        Revenues from Home Shopping primarily consist of merchandise sales and are reduced by incentive discounts and sales returns to arrive at net sales. Revenues for domestic sales are recorded for credit card sales upon transaction authorization, which occurs only if the goods are in stock, and for check sales upon receipt of customer payment, which does not vary significantly from the time goods are shipped. Revenues for international sales are recorded upon shipment. Home Shopping's sales policy allows merchandise to be returned at the customer's discretion within 30 days of the date of delivery. Allowances for returned merchandise and other adjustments are provided based upon past experience.

Ticketing

        Revenue from Ticketmaster and Ticketmaster.com primarily consists of revenue from ticketing operations which is recognized as tickets are sold, as the Company acts as agent in these transactions.

Hotel Reservations

        Charges for hotel accommodations are billed to customers in advance. The related payments are included in deferred revenue and recognized as income at the conclusion of the customer's stay at the hotel, as the Company acts as merchant in these transactions.

        The Company offers rooms that are contracted for in advance or are prepaid. Unsold contracted rooms may be returned by the Company based on a cancellation period, which generally expires before the date the customer may cancel the hotel reservation. Customers are subject to a penalty for all cancellations or changes to the reservation. The Company bears the risk of loss for all prepaid rooms and rooms cancelled by a customer subsequent to the period in which the Company can return the unsold rooms. To date, the Company has not incurred significant losses under the room contracts with hotels.

Other

        Revenues from all other sources are recognized either upon delivery or when the service is provided.

Merchandise Inventories, Net

        Merchandise inventories are valued at the lower of cost or market, cost being determined using the first-in, first-out method. Cost includes freight, certain warehouse costs and other allocable overhead. Market is determined on the basis of net realizable value, giving consideration to obsolescence and other factors. Merchandise inventories are presented net of an inventory carrying adjustment of $42.5 million and $38.8 million at December 31, 2001 and 2000, respectively.

Cash and Cash Equivalents

        Cash and cash equivalents include cash and short-term investments. Short-term investments consist primarily of U.S. Treasury Securities, U.S. Government agencies and certificates of deposit with original maturities of less than 91 days.

Property, Plant and Equipment

        Property, plant and equipment, including significant improvements, are recorded at cost. Repairs and maintenance and any gains or losses on dispositions are included in operations.

        Depreciation and amortization is provided for on a straight-line basis to allocate the cost of depreciable assets to operations over their estimated service lives.

Asset Category	Depreciation/Amortization Period
Computer and broadcast equipment	3 to 13 Years
Buildings	30 to 40 Years
Leasehold improvements	4 to 20 Years
Furniture and other equipment	3 to 10 Years

        Depreciation and amortization expense on property, plant and equipment was $137.6 million, $105.4 million and $51.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Long-Lived Assets Including Intangibles

        The Company's accounting policy regarding the assessment of the recoverability of the carrying value of long-lived assets, including goodwill and other intangibles and property, plant and equipment, is to review the carrying value of the assets if the facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value will not be recoverable, as determined based on the projected undiscounted future cash flows, the carrying value is reduced to its estimated fair value. See below under "New Accounting Pronouncements" for further information related to goodwill and other intangible assets. The Company amortizes goodwill and other intangible assets over their estimated useful lives, which range from 3 to 40 years for goodwill and 1 to 5 years for intangibles.

Cable Distribution Fees

        Cable distribution fees relate to upfront fees paid in connection with multi-year cable contracts for carriage of Home Shopping's programming. These fees are amortized to expense on a straight line basis over the terms of the respective contracts.

Advertising

        Advertising costs are primarily expensed in the period incurred. Advertising expense for the years ended December 31, 2001, 2000 and 1999 was $86.8 million, $63.8 million and $33.8 million, respectively.

Income Taxes

        The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Earnings (Loss) Per Share

        Basic earnings per share ("Basic EPS") excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share ("Diluted EPS") reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised resulting in the issuance of common stock that then shares in the earnings of the Company.

Stock-Based Compensation

        The Company accounts for stock-based compensation issued to employees in accordance with APB 25, "Accounting for Stock Issued to Employees." In cases where exercise prices are less than fair value as of the grant date, compensation is recognized over the vesting period. For stock-based compensation issued to non-employees, the Company accounts for the grants in accordance with FASB Statement No. 123, "Accounting for Stock Based Compensation."

Minority Interest

        Minority interest primarily represents Universal's and Liberty's ownership interest in USANi LLC, Liberty's ownership interest in Holdco, the public's ownership in TMCS until January 31, 2001, the public's ownership in Ticketmaster from January 31, 2001, the public's ownership interest in Hotels.com since February 25, 2000, the public's ownership interest in Styleclick since July 27, 2000 and the partners ownership interest in HSN-Germany since its consolidation as of January 1, 2000.

Foreign Currency Translation

        The financial position and operating results of all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses, which have not been material, are included as a component of accumulated other comprehensive income (loss) in accumulated deficit.

Issuances of Subsidiary Stock

        The Company accounts for issuances of stock by a subsidiary via income statement recognition, recording income or losses as non-operating income/ (expense). During the year ended December 31, 2000, the Company recorded a gain of $108.3 million related to the issuance of subsidiary stock. See Note 3 for further discussion.

Accounting Estimates

        Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

        Significant estimates underlying the accompanying consolidated financial statements include the inventory carrying adjustment, program rights and film cost amortization (Discontinued operations), sales return and other revenue allowances, allowance for doubtful accounts, recoverability of intangibles and other long-lived assets, estimates of film revenue ultimates (Discontinued Operations) and various other operating allowances and accruals.

New Accounting Pronouncements

Goodwill and Other Intangible Assets

        Effective January 1, 2002, all calendar year companies will be required to adopt Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets." The new rules eliminate amortization of goodwill and other intangible assets with indefinite lives and establish new measurement criterion for these assets. The rules are expected to reduce USA's annual amortization by approximately $215 million. See Note 24 for further discussion.

Reclassifications

        Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the 2001 presentation.

Discontinued Operations

Revenues—Cable and Studios

        Television production revenues are recognized as completed episodes are delivered. Generally, television programs are first licensed for network exhibition and foreign syndication, and subsequently for domestic syndication, cable television and home video. Certain television programs are produced and/or distributed directly for initial exhibition by local television stations, advertiser-supported cable television, pay television and/or home video. Television production advertising revenues (i.e., sales of advertising time received by Studios USA in lieu of cash fees for the licensing of program broadcast rights to a broadcast station ("barter syndication")) are recognized upon both the commencement of the license period of the program and the sale of advertising time pursuant to non-cancelable agreements, provided that the program is available for its first broadcast. Foreign minimum guaranteed amounts are recognized as revenues on the commencement date of the license agreement, provided the program is available for exhibition.

        USA Cable advertising revenue is recognized in the period in which the advertising commercials are aired on the cable networks. Certain contracts with advertisers contain minimum commitments with respect to advertising viewership. In the event that such minimum commitments are not met, the contracts require additional subsequent airings of the advertisement. As a result, provisions are recorded against advertising revenues for audience under deliveries ("makegoods") until such subsequent airings are conducted. Affiliate fees are recognized in the period during which the programming is provided.

Film Costs

        Film costs consist of direct production costs and production overhead, less accumulated amortization. Prior to the adoption of SOP 00-2 on January 1, 2001 (see below for further information), development roster (and related costs), abandoned story and development costs were charged to production overhead. Film costs are stated at the lower of unamortized cost or estimated net realizable value on a production-by-production basis.

        Generally, the estimated ultimate costs of completed film costs are amortized, and participation expenses are accrued, for each production in the proportion that current period revenue recognized bears to the estimated future revenue to be received from all sources. Amortization and accruals are made under the individual film forecast method. Estimated ultimate revenues and costs are reviewed quarterly and revisions to amortization rates or write-downs to net realizable value are made as required.

        Film costs, net of amortization, are classified as non-current assets.

Program Rights

        License agreements for program material are accounted for as a purchase of program rights. The asset related to the program rights acquired and the liability for the obligation incurred are recorded at their net present value when the license period begins and the program is available for its initial broadcast. The asset is amortized primarily based on the estimated number of airings. Amortization is computed generally on the straight-line basis as programs air; however, when management estimates that the first airing of a program has more value than subsequent airings, an accelerated method of amortization is used. Other costs related to programming, which include program assembly, commercial integration and other costs, are expensed as incurred. Management periodically reviews the carrying value of program rights and records write-offs, as warranted, based on changes in programming usage.

Advertising Barter Transactions

        Barter transactions represent the exchange of commercial air-time for programming, merchandise or services. The transactions are recorded at the estimated fair market value of the asset or services received or given in accordance with Emerging Issues Task Force Issue No. 99-17, "Accounting for Advertising Barter Transactions." Barter revenue for the year ended December 31, 2001 was $42.2 million. Barter revenues for the year ended December 31, 2000 and 1999 are not material to USA's statement of operations.

New Accounting Pronouncements—Film Accounting

        The Company adopted SOP 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2") during the twelve months ended December 31, 2001. SOP 00-2 established new film accounting standards, including changes in revenue recognition and accounting for advertising, development and overhead costs. Specifically, SOP 00-2 requires advertising costs for theatrical and television product to be expensed as incurred. This compares to the Company's previous policy of first capitalizing these costs and then expensing them over the related revenue streams. In addition, SOP 00-2 requires development costs for abandoned projects and certain indirect overhead costs to be charged directly to expense, instead of those costs being capitalized to film costs, which was required under the previous accounting rules. SOP 00-2 also requires all film costs to be classified in the balance sheet as non-current assets. Provisions of SOP 00-2 in other areas, such as revenue recognition, generally are consistent with the Company's existing accounting policies.

        SOP 00-2 was adopted as of January 1, 2001, and the Company recorded a one-time, non-cash expense of $9.2 million. The expense is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations.

NOTE 3—BUSINESS ACQUISITIONS

        The Company has made numerous acquisitions during the reporting periods. Below is a discussion of each significant acquisition.

Styleclick Transaction

        On July 27, 2000, USA and Styleclick.com Inc., an enabler of e-commerce for manufacturers and retailers, completed the merger of Internet Shopping Network, a subsidiary of USA, and Styleclick.com (the "Styleclick Transaction"). The entities were merged with a new company, Styleclick, Inc., which owns and operates the combined properties of Styleclick.com and ISN. Styleclick, Inc. is traded on the OTC under the symbol "IBUY". In accordance with the terms of the agreement, USA invested $40 million in cash and agreed to contribute $10 million in dedicated media, and received warrants to purchase additional shares of the new company. At closing, Styleclick.com repaid $10 million of borrowings outstanding under a bridge loan provided by USA.

        The aggregate purchase price, including transaction costs, of $211.9 million was determined as follows:

(In Thousands)
Value of portion of Styleclick.com acquired in the merger	$121,781
Additional cash and promotional investment by USAi	50,000
Fair value of outstanding "in the money options" and warrants of Styleclick.com	37,989
Transaction costs	2,144

Total acquisition costs	$211,914

        The fair value of Styleclick.com was based on the fair value of $15.78 per share times 7.7 million shares outstanding. Fair value of the shares was determined by taking an average of the opening and closing price of Styleclick.com common stock for the period just before and just after the terms of the transaction were agreed to by the Company and Styleclick.com and announced to the public. In conjunction with the transaction, the Company recorded a pre-tax gain of $104.6 million in accordance with Staff Accounting Bulletin No. 51, "Accounting for Sales of Stock by a Subsidiary", based upon the 25% of ISN's net book value exchanged for 75% of Styleclick.com's fair value, determined based upon the fair value of Styleclick.com common stock received in the merger. The Styleclick transaction has been accounted for under the purchase method of accounting. The purchase price has been allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of purchase. The unallocated excess of acquisition costs over net assets acquired of $170.2 million has been allocated to goodwill, which originally was being amortized over 3 years.

        In March 2001, Styleclick announced a new company organization designed to advance its offering of scaleable commerce services. The announcement included Styleclick's acquisition of the MVP.com technology platform. Also in March 2001, the Styleclick Board elected two executives of ECS to top management positions at Styleclick, and certain senior executives of Styleclick left the Company. As of December 31, 2000, as a result of the historical and anticipated operating losses of Styleclick, and the continuing evaluation of the operations and technology, Styleclick determined the goodwill recorded in conjunction with the Styleclick Merger was impaired and recorded a write-down of $145.6 million as goodwill amortization in fiscal 2000. In 2001, Styleclick began to focus on e-commerce services and technology while eliminating its online retail business. During this transition, Styleclick continued to incur significant net losses from operations that raise substantial doubt about Styleclick's ability to continue as a going concern. Styleclick is considering its options with respect to the situation. As of December 31, 2001, Styleclick has net liabilities of $2.1 million.

PRC Transaction

        On April 5, 2000, USAi acquired PRC in a tax-free merger by issuing approximately 24.3 million shares of USAi common stock for all of the outstanding stock of PRC for a total value of approximately $711.7 million (the "PRC Transaction"). In connection with the acquisition, the Company repaid approximately $32.3 million of outstanding borrowings under PRC's existing revolving credit facility. The PRC Transaction has been accounted for under the purchase method of accounting. The purchase price has been allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of purchase. The unallocated excess of acquisition costs over net assets acquired of $658.0 million has been allocated to goodwill, which is being amortized over 20 years.

        As noted above, although it has not completed its assessment, the Company anticipates a write-off of $250 million to $300 million primarily related to the PRC goodwill. Although PRC is expected to generate positive cash flows in the future, due to cash flow discounting techniques to estimate fair value required by the new rules, the future cash flows may not support current carrying values.

October Films/PFE Transaction (Discontinued Operations)

        On May 28, 1999, the Company acquired October Films, Inc. ("October Films"), in which Universal owned a majority interest, and the domestic film distribution and development business of Universal previously operated by Polygram Filmed Entertainment, Inc. ("PFE") (the "October Films/PFE Transaction"). In connection with the acquisition of October Films, Inc., as of May 28, 1999, the Company issued 600,000 shares of Common Stock to Universal and paid cash consideration of approximately $12.0 million to October Films shareholders (other than Universal) for total consideration of $23.6 million. To fund the cash consideration portion of the transaction, Universal purchased from USA 600,000 additional shares of Common Stock at $20.00 per share. In addition, the Company assumed $83.2 million of outstanding debt under October Films' credit agreement which was repaid from cash on hand on August 20, 1999.

        Also on May 28, 1999, USAi acquired from Universal the domestic film distribution and development business previously operated by PFE and PFE's domestic video and specialty video businesses. In connection with the transaction, USAi agreed to assume certain liabilities related to the PFE businesses acquired. In addition, USA advanced $200.0 million to Universal pursuant to an eight year, full recourse, interest-bearing note in connection with a distribution agreement pursuant to which USAi will distribute, in the U.S. and Canada, certain Polygram theatrical films which were not acquired in the transaction. The advance is repaid as revenues are received under the distribution agreement and, in any event, will be repaid in full at maturity. Through December 31, 2001, approximately $180.1 million had been offset against the advance and $19.4 million of interest had accrued.

        The October Films/PFE Transaction has been accounted for under the purchase method of accounting. The purchase price has been allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of purchase. The unallocated excess of acquisition costs over net assets acquired of $184.5 million has been allocated to goodwill, which is being amortized over 20 years.

Hotels.com Transaction

        On May 10, 1999, the Company completed its acquisition of substantially all of the assets and the assumption of substantially all of the liabilities of two entities which operate Hotels.com, a leading consolidator of hotel rooms for resale in the consumer market in the United States (the "Hotels.com Transaction"). The assets acquired and liabilities assumed comprise Hotels.com. ("Hotels"). The total purchase price was $405.8 million, resulting in goodwill of approximately $406.3 million which is being amortized over a ten year life.

        On March 1, 2000, Hotels completed an initial public offering for approximately 6.2 million shares of its class A common stock, resulting in net cash proceeds of approximately $90.0 million. At the completion of the offering, USA owned approximately 70.6% of the outstanding shares of Hotels. USA recorded a gain related to the initial public offering of approximately $3.7 million in the year ended December 31, 2000 in accordance with Staff Accounting Bulletin No. 51, "Accounting for Sales of Stock by a Subsidiary."

Business Acquisition Pro Forma Results

        The following unaudited pro forma condensed consolidated financial information for the years ended December 31, 2001 and 2000, is presented to show the results of the Company, as if the Styleclick Transaction and the PRC Transaction, as well as the merger of Ticketmaster and Ticketmaster Online Citysearch had occurred at the beginning of the periods presented. The pro forma results include certain adjustments, including increased amortization related to goodwill and other intangibles and an increase in interest expense, and are not necessarily indicative of what the results would have been had the transactions actually occurred on the aforementioned dates. Note that the amounts exclude USAB and USA Entertainment, which are presented as discontinued operations (see Note 21).

	Years Ended December 31,
	2001	2000
	(In Thousands, Except Per Share Data)
Net revenues	$3,468,860	$3,036,150
Loss from continuing operations	(188,335)	(214,980)
Basic and diluted loss per common share, continuing operations	$(.50)	$(.59)

        The following unaudited pro forma condensed consolidated financial information for the year ended December 31, 1999, is presented to show the results of the Company as if the Styleclick Transaction, the PRC Transaction and the Hotels Transaction had occurred at the beginning of the period presented. The pro forma results include certain adjustments, including increased amortization related to goodwill and other intangibles and changes in film costs amortization, and are not necessarily indicative of what the results would have been had the transactions actually occurred on the aforementioned dates. Note that the amounts exclude USAB and USA Entertainment, which are presented as discontinued operations (see Note 21).

Year Ended December 31, 1999
(In Thousands, Except Per Share Data)
Net revenues	$2,260,903
Loss from continuing operations	(99,570)
Basic and diluted loss per common share, continuing operations	$(.28)

NOTE 4—INTANGIBLE ASSETS

        Intangible assets are amortized using the straight-line method and include the following:

	December 31,
	2001	2000
	(In Thousands)
Intangible Assets, net:
Goodwill	$3,075,831	$3,089,182
Other	218,651	280,666

	$3,294,482	$3,369,848

NOTE 5—LONG-TERM OBLIGATIONS

	December 31,
	2001	2000
	(In Thousands)
Unsecured Senior Credit Facility ("New Facility"); with a $40,000,000 sub-limit for letters of credit, entered into February 12, 1998, which matures on December 31, 2002. At the Company's option, the interest rate on borrowings is tied to the London Interbank Offered Rate ("LIBOR") or the Alternate Base Rate ("ABR"), plus an applicable margin. Interest rate at December 31, 2001 was 2.9%	$—	$—
$500,000,000 6 3/4% Senior Notes (the "Senior Notes") due November 15, 2005; interest payable May 15 and November 15 commencing May 15, 1999. Interest rate at December 31, 2001 was 6.75%	498,515	498,213
Unsecured $37,782,000 7% Convertible Subordinated Debentures ("Savoy Debentures") due July 1, 2003 convertible into USAi Common Stock at a conversion price of $33.22 per share	36,118	35,163
Other long-term obligations maturing through 2007	43,258	43,138

Total long-term obligations	577,891	576,514
Less current maturities	(33,519)	(24,748)

Long-term obligations, net of current maturities	$544,372	$551,766

        On February 12, 1998, USA and USANi LLC, as borrower, entered into a $1.6 billion credit facility. The credit facility was used to finance the acquisition on February 12, 1998 of USA Networks and the domestic television production and distribution businesses of Universal Studios from Universal and to refinance USA's then-existing $275.0 million revolving credit facility. The credit facility consists of (1) a $600.0 million revolving credit facility with a $40.0 million sub-limit for letters of credit, (2) a $750.0 million Tranche A Term Loan and, (3) a $250.0 million Tranche B Term Loan. The Tranche A Term Loan and the Tranche B Term Loan have been permanently repaid as described below.

        The existing credit facility is guaranteed by certain of USA's subsidiaries. The interest rate on borrowings under the existing credit facility is tied to an alternate base rate or the London InterBank Rate, in each case, plus an applicable margin, and $595.4 million was available for borrowing as of December 31, 2001 after taking into account outstanding letters of credit. The credit facility includes covenants requiring, among other things, maintenance of specific operating and financial ratios and places restrictions on payment of certain dividends, incurrence of indebtedness and investments. The Company pays a commitment fee of .1875% on the unused portion of the credit facility. Subsequent to the closing of the VUE transaction, the existing credit facility has expired. See Note 21 for further discussion of the VUE transaction.

        The Savoy Debentures are redeemable at the option of the Company at varying percentages of the principal amount each year, ranging from 105.25% to 100.75%, plus applicable interest. In connection with the Savoy Merger, USA became a joint and several obligor with respect to the Savoy Debentures.

        Aggregate contractual maturities of long-term obligations are as follows:

Years Ending December 31,	(In Thousands)
2002	$33,519
2003	37,350
2004	1,073
2005	493,590
2006	921
Thereafter	11,438

$577,891

NOTE 6—INCOME TAXES

        A reconciliation of total income tax expense to the amounts computed by applying the statutory federal income tax rate to earnings from continuing operations before income taxes and minority interest is shown as follows:

	Years Ended December 31,
	2001	2000	1999
	(In Thousands)
Income tax benefit at the federal statutory rate of 35%	$(100,610)	$(107,833)	$(28,982)
Amortization of goodwill and other intangibles	23,087	52,554	11,685
Foreign losses not consolidated into group	2,741	527	24,533
State income taxes, net of effect of federal tax benefit	(175)	3,771	3,283
Impact of minority interest	8,144	49,430	15,983
Domestic losses not consolidated into group	59,780	33,429	—
Other, net	9,483	11,972	2,056

Income tax expense	$2,450	$43,850	$28,558

        The components of income tax expense are as follows:

	Years Ended December 31,
	2001	2000	1999
	(In Thousands)
Current income tax (benefit) expense:
Federal	$(10,106)	$10,684	$9,935
State	(2,007)	2,256	5,476
Foreign	2,310	9,553	2,257

Current income tax (benefit) expense	(9,803)	22,493	17,668
Deferred income tax expense:
Federal	8,750	17,811	10,983
State	2,519	3,546	(426)
Foreign	984	—	333

Deferred income tax expense	12,253	21,357	10,890

Total income tax expense	$2,450	$43,850	$28,558

        The tax effects of cumulative temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2000 are presented below. The valuation allowance represents items for which it is more likely than not that the tax benefit will not be realized.

	December 31,
	2001	2000
	(In Thousands)
Current deferred tax assets (liabilities):
Inventory costing	$6,875	$9,363
Provision for accrued expenses	13,827	11,268
Investments in affiliates	—	3,932
Deferred revenue	(3,743)	(3,437)
Other	22,987	11,716

Net current deferred tax assets	39,946	32,842
Non-current deferred tax assets (liabilities):
Broadcast and cable fee contracts	1,693	1,693
Depreciation for tax in excess of financial statements	(6,248)	(11,946)
Amortization of tax deductible goodwill	16,485	14,221
Investment in subsidiaries	27,165	15,866
Gain on sale of subsidiary stock	(46,415)	(46,415)
Gain on sale of Broadcasting	(168,586)	—
Net federal operating loss carryforward	97,785	10,522
Deferred revenue	(157)	—
Warrant Amortization	(10,835)	—
Other	(22,806)	(12,607)

Total non-current deferred tax liabilities	(111,919)	(28,666)
Less valuation allowance	(98,265)	(14,117)

Net non-current deferred tax liabilities	(210,184)	(42,783)

Total deferred tax liabilities	$(170,238)	$(9,941)

        The Company recognized income tax deductions related to the issuance of common stock pursuant to the exercise of stock options for which no compensation expense was recorded for accounting purposes. The related income tax benefits of $38.4 million, $27.0 million, and $42.4 million for the years ended December 31, 2001, 2000 and 1999, respectively, were recorded as increases to additional paid-in capital.

        At December 31, 2001 and 2000, the Company has net operating loss carryforwards ("NOL") for federal income tax purposes of $275.7 and $139.5 million, respectively, which are available to offset future federal taxable income, if any, through 2020. Such NOL's were acquired through acquisitions or are losses of consolidated subsidiaries in separate tax groups, which are subject to certain tax loss limitations. Accordingly, the Company has established a valuation allowance for these losses that are substantially limited. Amounts recognized, if any, of these tax benefits in future periods will be applied as a reduction of goodwill associated with the acquisition. The Company has Federal income tax returns under examination by the Internal Revenue Service. The Company has received proposed adjustments related to certain examinations. Management believes that the resolution of the proposed adjustments will not have a material adverse effect on the Company's consolidated financial statements.

NOTE 7—COMMITMENTS AND CONTINGENCIES

        The Company leases satellite transponders, computers, warehouse and office space, equipment and services used in connection with its operations under various operating leases and contracts, many of which contain escalation clauses.

        Future minimum payments under non-cancelable agreements are as follows:

Years Ending December 31,	(In Thousands)
2002	$50,912
2003	26,943
2004	23,577
2005	16,086
2006	12,825
Thereafter	95,515

$225,858

        Expenses charged to operations under these agreements were $77.9 million, $65.0 million and $47.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

        Hotels has non-cancelable commitments for hotel rooms totaling $23.1 million, which relate to the period January 1, 2002 to December 31, 2002. Hotels also has, as of December 31, 2001, $6.7 million of outstanding letters of credit that expire between March 2002 and March 2003. The outstanding letters of credit are collateralized by $7.6 million of restricted cash equivalents at December 31, 2001.

        The Company is required to provide funding, from time to time, for the operations of its investments in joint ventures accounted for under the equity method. To date, HSN has funded $125.3 million to Hot Networks, a company operating electronic retailing operations in Europe in which the Company holds an equity stake. See Note 19 for further discussion.

NOTE 8—INVENTORIES

	December 31,
	2001	2000
	(In Thousands)
Sales merchandise, net	$195,991	$226,294
Other	1,363	1,626

Total	$197,354	$227,920

NOTE 9—STOCKHOLDERS' EQUITY

        On January 20, 2000, the Board of Directors declared a two-for-one stock split of USA's common stock and Class B common stock, payable in the form of a dividend to stockholders of record as of the close of business on February 10, 2000. The 100% stock dividend was paid on February 24, 2000. All share data give effect to such stock split, applied retroactively as if the split occurred on January 1, 1999.

Description of Common Stock and Class B Convertible Common Stock

        Holders of USA Common Stock have the right to elect 25% of the entire Board of Directors, rounded upward to the nearest whole number of directors. As to the election of the remaining directors, the holders of USA Class B Common Stock are entitled to 10 votes for each USA Class B Common Stock share, and the holders of the USA Common Stock are entitled to one vote per share. There are no cumulative voting rights.

        The holders of both classes of the Company's common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. The Company's existing credit facility places restrictions on payment of certain dividends. In the event of the liquidation, dissolution or winding up of the Company, the holders of both classes of common stock are entitled to share ratably in all assets of the Company remaining after provision for payment of liabilities. USA Class B Common Stock is convertible at the option of the holder into USA Common Stock on a share-for-share basis. Upon conversion, the USA Class B Common Stock will be retired and not subject to reissue.

Note Receivable from Key Executive for Common Stock Issuance

        In connection with Mr. Diller's employment in August 1995, the Company agreed to sell Mr. Diller 1,767,952 shares of USA Common Stock ("Diller Shares") at $5.6565 per share for cash and a non-recourse promissory note in the amount of $5.0 million, secured by approximately 1,060,000 shares of USA Common Stock. The promissory note is due on the earlier of (i) the termination of Mr. Diller's employment, or (ii) September 5, 2007.

Stockholders' Agreement

        Mr. Diller, Chairman of the Board and Chief Executive Officer of the Company, through BDTV, INC., BDTV II, INC., BDTV III, INC., BDTV IV, INC., his own holdings and pursuant to the Stockholders Agreement with Universal, Liberty, the Company and Vivendi (the "Stockholders Agreement"), has the right to vote approximately 14.4% (45,291,540 shares) of USA's outstanding common stock, and 100% (63,033,452 shares) of USA's outstanding Class B Common Stock. Each share of Class B Common Stock is entitled to ten votes per share with respect to matters on which Common and Class B stockholders vote as a single class. As a result, Mr. Diller controls 71.5% of the outstanding total voting power of the Company. Mr. Diller, subject to the Stockholders Agreement, is effectively able to control the outcome of nearly all matters submitted to a vote of the Company's stockholders. Liberty HSN holds substantially all of the economic interest in, and Mr. Diller holds all of the voting power in, the shares of USAi stock held by the BDTV entities listed above.

Reserved Common Shares

        In connection with option plans, convertible debt securities, pending acquisitions and other matters 533,792,416 shares of Common Stock were reserved. After the closing of the Expedia and the VUE transactions, 339,940,844 shares of Common Stock will be reserved, which includes 7,079,726 shares of USANi LLC which will be exchanged for USA common shares by Liberty in relation to the VUE transaction, 59,457,479 shares issuable in relation to preferred stock and warrants issued in the Expedia transaction, 60,467,735 shares issuable in relation to warrants to be issued to Vivendi in the pending Vivendi transaction. 320,856,512 of USANi LLC shares that are currently exchangeable into Common Stock reserved will be retired in the Vivendi Transaction.

Stock-Based Warrants

        In January 2000, Hotels entered into an exclusive affiliate distribution and marketing agreement and issued a performance warrant upon the completion of the public offering, which, if fully vested, would have permitted the affiliate to acquire 2,447,955 shares of class A common stock at the initial public offering price of $16.00. On March 3, 2001, Hotels restructured the affiliate distribution and marketing agreement whereby the term of the agreement was extended through July 2005 in exchange for waiver of all performance vesting requirements and all exercise restrictions on 60% of the performance warrants (1,468,773 shares) originally issued to such affiliate. The remaining 40% of the performance warrant (979,182 shares) will become vested based upon achieving certain performance targets during the term of the agreement. As a result of the restructured agreement, Hotels deferred additional warrant cost of $26.3 million related to the 1,468,773 shares. Hotels amortized $5.0 million of such costs during the twelve months ended December 31, 2001. The remainder will be amortized over the amended term of the agreement. During the years 2001 and 2000, 15.6% and 9.1%, respectively, of the Hotels's sales originitated from customers of the affiliate. Hotels expects the proportion of sales generated through the affiliate to stabilize or decline during the remaining term of the agreement.

        The fair value of the warrants (979,182 shares) with performance features will be measured quarterly, and will be charged to expense as non-cash distribution and marketing expense as they are earned. For the twelve months ended December 31, 2001, Hotels recorded an expense of approximately $6.4 million related to the performance warrants earned.

        Additionally, in November 2000 and March 2001, Hotels entered into additional affiliate distribution and marketing agreements and agreed to issue warrants based upon the affiliates achieving certain performance targets. If the targets are met in full, Hotels will be required to issue warrants to acquire an aggregate of 2.8 million shares of class A common stock at an average price calculated at the end of each performance measurement period. No warrants were required to be issued under these agreements during the years ending December 31, 2001 and 2000.

        In February 2000, Hotels entered into other exclusive affiliate distribution and marketing agreements and issued 1,428,365 warrants to purchase class A common stock at the initial public offering price of $16.00. Additionally, in November 2000, Hotels entered into another affiliate distribution and marketing agreement and issued 95,358 warrants to purchase class A common stock at an exercise price of $31.46. These 1,523,723 warrants are non-forfeitable, fully vested and exercisable and are not subject to any performance targets. Hotels has deferred the cost of $17.7 million for these warrants, and is amortizing the cost over the term of the affiliate agreements, which range from two to five years. During the twelve months ended December 31, 2001 and 2000, Hotels amortized $5.0 million and $4.3 million of the warrant costs, respectively.

Expedia Transaction (Subsequent Event—Unaudited)

        As noted in Footnote 1, on February 4, 2002 the Company completed its acquisition of a controlling interest in Expedia. In the merger, USA issued to former holders of Expedia common stock who elected to receive USA securities an aggregate of 20.6 million shares of USA common stock, 13.1 million shares of $50 face value 1.99% cumulative convertible preferred stock of USA and warrants to acquire 14.6 million shares of USA common stock at an exercise price of $35.10. The holders of the USA Series A Cumulative Convertible Preferred Stock are entitled to 2 votes for each share of USA Series A Cumulative Convertible Preferred Stock held on all matters presented to such shareholders. Each share of USA Series A Cumulative Convertible Preferred Stock is convertible, at the option of the holder at any time, into that number of shares of USA common stock equal to the quotient obtained by dividing $50 by the conversion price per share of USA common stock. The initial conversion price is equal to $33.75 per share of USA common stock. The conversion price will be adjusted downward if the share price of USA common stock exceeds $35.10 at the time of conversion. Each USA warrant gives the holder the right to acquire one share of USA common stock at an exercise price of $35.10 through February 4, 2009. The USA cumulative preferred stock trades on OTC under the symbol "USAIP" and the USA warrants trade on Nasdaq under the symbol "USAIW."

Vivendi Transaction (Subsequent Event—Unaudited)

        As noted in Footnote 1, on May 7, 2002, the Company completed the VUE transaction pursuant to which USA contributed USA's Entertainment Group to a joint venture with Vivendi, which joint venture also holds the film, television and theme park businesses of Universal. In relation to the transaction, USA issued shares of common stock and warrants to acquire shares of USA common stock, and USA canceled shares of USANi LLC that were exchangeable into shares of USA common stock. Pro forma for the VUE transaction and after giving effect to the exchange of all of Liberty's Holdco shares, Liberty, through companies owned by Liberty and Mr. Diller, owns approximately 10.2% of USA's outstanding common stock and 79.3% of USA's outstanding Class B common stock, Vivendi (through subsidiaries), would own approximately 11.4% of USA's outstanding common stock and 20.7% of USA's outstanding Class B common stock and the public shareholders, including Mr. Diller and other USA officers and directors, will own approximately 78.4% of USA's common stock. Vivendi's ownership, however, is in the form of 43.2 million shares of USA common stock and 13.4 million shares of Class B common stock (for a total of 56.6 million USA shares), which number of shares are required to be held by Vivendi in connection with its obligations related to the Class B preferred interest in VUE. The preferred is to be settled by Universal at its then face value with a maximum of approximately 56.6 million USA common shares, provided that Universal may substitute cash in lieu of shares of USA common stock (but not USA Class B common stock), at its election. If USA's share price exceeds $40.82 per share at the time of settlement, fewer than 56.6 million shares would be cancelled.

        Pro forma for the VUE transaction and after giving effect to the exchange of all of Liberty's Holdco shares, Mr. Diller controls 69.6% of the outstanding total voting power of USA. Upon the closing of the VUE transaction, Vivendi's limited veto rights have been eliminated and Liberty's veto rights have been limited to fundamental changes in the event USA's total debt ratio (as defined in the Amended and Restated Governance Agreement, among USA, Vivendi, Universal, Liberty and Mr. Diller, to become effective at the closing of the Vivendi transaction) equals or exceeds 4:1 over a twelve-month period.

        Also in connection with the transaction, Liberty exchanged 7,079,726 shares of USANi LLC for shares of USA common stock, and subsequently transferred to Universal 25,000,000 shares of USA common stock, its remaining 38,694,982 shares of USANi LLC, as well as the assets and liabilities of Liberty Programming France (which consist primarily of 4,921,250 shares of multiThematiques S.A., a French entity), in exchange for 37,386,436 Vivendi ordinary shares.

        In addition, USA issued to Universal ten-year warrants to acquire shares of USA common stock as follows: 24,187,094 shares at $27.50 per share; 24,187,094 shares at $32.50 per share; and 12,093,547 shares at $37.50 per share.

NOTE 10—LITIGATION

        In the ordinary course of business, the Company is engaged in various lawsuits, including a certain class action lawsuit initiated in connection with the Vivendi Transaction. In the opinion of management, the ultimate outcome of the various lawsuits should not have a material impact on the liquidity, results of operations or financial condition of the Company.

NOTE 11—BENEFIT PLANS

        The Company offers various plans pursuant to Section 401(k) of the Internal Revenue Code covering substantially all full-time employees who are not party to collective bargaining agreements. The Company's share of the Match.com employer contributions is set at the discretion of the Board of Directors or the applicable committee thereof.

NOTE 12—STOCK OPTION PLANS

        The following describes the stock option plans. Share numbers, prices and earnings per share reflect the Company's two-for-one stock split which became effective for holders of record as of the close of business on February 10, 2000.

        The Company has outstanding options to employees of the Company under several plans (the "Plans") which provide for the grant of options to purchase the Company's common stock at not less than fair market value on the date of the grant. The options under the Plans vest ratably, generally over a range of three to five years from the date of grant and generally expire not more than 10 years from the date of grant. Five of the Plans have options available for future grants.

        The Company also has outstanding options to outside directors under one plan (the "Directors Plan") which provides for the grant of options to purchase the Company's common stock at not less than fair market value on the date of the grant. The options under the Directors Plan vest ratably, generally over three years from the date of grant and expire not more than 10 years from the date of grant. A summary of changes in outstanding options under the stock option plans following the Company's two-for-one stock split, is as follows:

	December 31,
	2001		2000		1999
	Shares	Price Range($)	Shares	Price Range($)	Shares	Price Range($)
	(Shares in Thousands)
Outstanding at beginning of period	88,755	1-28	75,955	1-37	78,428	1-37
Granted or issued in connection with mergers	7,503	19-28	19,526	4-28	10,007	16-28
Exercised	(9,116)	1-28	(4,277)	1-20	(11,155)	1-13
Cancelled	(2,716)	3-28	(2,449)	6-37	(1,325)	6-18

Outstanding at end of period	84,426	1-28	88,755	1-28	75,955	1-37

Options exercisable	63,023	1-37	56,968	1-28	47,987	1-37

Available for grant	10,379		33,628		27,225

        The weighted average exercise prices during the year ended December 31, 2001, were $23.02, $8.88 and $20.47 for options granted, exercised and cancelled, respectively. The weighted average fair value of options granted during the year was $9.69.

        The weighted average exercise prices during the year ended December 31, 2000, were $21.05, $7.92 and $19.93 for options granted, options exercised and options cancelled, respectively. The weighted average fair value of options granted during the year was $8.10.

        The weighted average exercise prices during the year ended December 31, 1999, were $23.77, $6.05 and $11.56 for options granted, exercised and cancelled, respectively. The weighted average fair value of options granted during the year was $9.52.

	Options Outstanding
				Options Exercisable
		Weighted Average Remaining Contractual Life
Range of Exercise Price	Outstanding at December 31, 2001		Weighted Average Exercise Price	Exercisable at December 31, 2000	Weighted Average Exercise Price
	(Options In Thousands)
$ 0.01 to $ 5.00	18,418	3.9	$4.72	18,224	$4.72
$ 5.01 to $10.00	32,301	5.0	8.30	32,137	8.31
$10.01 to $15.00	4,959	6.5	12.43	3,470	12.40
$15.01 to $20.00	9,613	7.2	18.76	4,151	18.75
$20.01 to $25.00	14,348	8.4	22.75	2,947	22.42
$25.01 to $27.91	4,787	8.1	27.67	2,094	27.86

	84,426	5.7	12.51	63,023	9.49

        Pro forma information regarding net income and earnings per share is required by SFAS 123. The information is determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair market value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999: risk-free interest rates of 5.0%; a dividend yield of zero; a volatility factor of .72, .62, and .44, respectively, based on the expected market price of USAi Common Stock based on historical trends; and a weighted-average expected life of the options of five years.

        The Black-Scholes option valuation model was developed for use in estimating the fair market value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair market value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

	Years Ended December 31,
	2001	2000	1999
	(In Thousands, Except Per Share Data)
Pro forma net income (loss)	$303,277	$(209,183)	$(68,858)
Pro forma basic earnings (loss)	$0.81	$(0.58)	$(.21)
Pro forma diluted earnings (loss)	$0.81	$(0.58)	$(.21)

        These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years.

        Employees of the Entertainment group had 4.6 million unvested options as of the close, May 7, 2002. The options have been terminated in accordance with their terms. There were 1.6 million vested options remaining with the Company that are exercisable. Options that are not exercised within ninety days/three months, as applicable, after May 7, 2002 will terminate in accordance with their terms.

NOTE 13—STATEMENTS OF CASH FLOWS

Supplemental Disclosure of Non-Cash Transactions for the year ended December 31, 2001:

        For the year ended December 31, 2001, interest accrued on the $200.0 million advance to Universal amounted to $3.9 million.

        For the twelve months ended December 31, 2001, the Company incurred non-cash distribution and marketing expense of $26.4 million and non-cash compensation expense of $7.8 million.

        In 2001 the Company realized pre-tax losses of $30.7 million on equity losses in unconsolidated subsidiaries, resulting primarily from HOT Networks, which operates electronic retailing operations in Europe. In 2001 the Company realized pre-tax losses of $18.7 million related to the write-off of equity investments to fair value. The write-off in equity investments was based upon management's estimate of the current value of the investments, considering the current business environment, financing opportunities of the investees, anticipated business plans and other factors. Note that the majority of investments were in Internet related companies.

Supplemental Disclosure of Non-Cash Transactions for the year ended December 31, 2000:

        As of January 1, 2000, the Company presents the operations of HOT Germany, an electronic retailer operating principally in Germany, on a consolidated basis, whereas its investment in HOT Germany was previously accounted for under the equity method of accounting.

        On January 20, 2000, the Company completed its acquisition of Ingenious Designs, Inc. ("IDI"), by issuing approximately 190,000 shares of USA common stock for all the outstanding stock of IDI, for a total value of approximately $5.0 million.

        On January 31, 2000, TMCS completed its acquisition of 2b Technology, Inc. ("2b"), by issuing approximately 458,005 shares of TMCS Class B Common Stock for all the outstanding stock of 2b, for a total value of approximately $17.1 million.

        On April 5, 2000, USA completed its acquisition of PRC by issuing approximately 24.3 million shares of USAi common stock for all of the outstanding stock of PRC, for a total value of approximately $711.7 million.

        On May 26, 2000, TMCS completed its acquisition of Ticketweb, Inc. ("Ticketweb"), by issuing approximately 1.8 million shares of TMCS Class B Common Stock for all the outstanding stock of Ticketweb, for a total value of approximately $35.3 million.

        For the year ended December 31, 2000, interest accrued on the $200.0 million advance to Universal amounted to $8.7 million.

        For the year ended December 31, 2000, the Company recorded a pre-tax gain of $104.6 million related to the Styleclick transaction, and $3.7 million related to the Hotels IPO (see Note 3).

        For the year ended December 31, 2000, the Company incurred non-cash distribution and marketing expense of $11.7 million and non-cash compensation expense of $12.7 million, including $3.8 million related to an agreement with an executive.

        In 2000 the Company realized pre-tax losses of $7.9 million on equity losses in unconsolidated subsidiaries resulting primarily from HOT Networks, which operates electronic retailing operations in Europe. In 2000 the Company also realized pre-tax losses of $46.1 million related to the write-off of equity investments to fair value. The write-off in equity investments was based upon management's estimate of the current value of the investments, considering the current business environment, financing opportunities of the investees, anticipated business plans and other factors. Note that the majority of investments were in Internet related companies.

Supplemental Disclosure of Non-Cash Transactions for the year ended December 31, 1999:

        On March 29, 1999, TMCS completed its acquisition of City Auction, Inc. ("City Auction"), a person-to-person online auction community, by issuing approximately 800,000 shares of TMCS Class B Common Stock for all the outstanding stock of City Auction, for a total value of $27.2 million.

        On June 14, 1999, TMCS completed the acquisition of Match.com., Inc ("Match.com."), an Internet personals company. In connection with the acquisition, TMCS issued approximately 1.9 million shares of TMCS Class B Common Stock to the former owners of Match.com. representing a total purchase price of approximately $43.3 million.

        On September 13, 1999, TMCS purchased all the outstanding limited liability company units ("Units") of Web Media Ventures, L.L.C., an Internet personals company distributing its services through a network of affiliated Internet sites. In connection with the acquisition, TMCS issued 1.2 million shares of TMCS Class B Common Stock in exchange for all of the Web Media Units. In addition, TMCS is obligated to issue additional contingent shares related to certain revenue targets. The total purchase price recorded at September 13, 1999, without considering the contingent shares, was $36.6 million.

        On September 18, 1999, TMCS acquired certain assets associated with the entertainment city guide portion of the Sidewalk.com web site ("Sidewalk") from Microsoft Corporation ("Microsoft"). The Company also entered into a four year distribution agreement with Microsoft pursuant to which the Company became the exclusive provider of local city guide content on the Microsoft Network ("MSN") and the Company's internet personals Web sites became the premier provider of personals content to

MSN. In addition, the Company and Microsoft entered into additional cross-promotional arrangements. TMCS issued Microsoft 7.0 million shares of TMCS Class B Common Stock. The fair value of the consideration provided in exchange for the Sidewalk assets and distribution agreement amounted to $338.0 million.

        For the period May 28 to December 31, 1999, interest accrued on the $200.0 million advance to Universal amounted to $6.7 million.

        In 1999, the Company acquired post-production and other equipment through capital leases totaling $2.5 million.

        In 1999, TMCS issued shares with a value of $10.5 million in exchange for an equity investment.

        In 1999, the Company leased an airplane which was accounted for as a capital lease in the amount of $20.8 million.

        For the year ended December 31, 1999, the Company incurred non-cash compensation expense of $6.4 million.

DISCONTINUED OPERATIONS

        On May 28, 1999, in connection with the October Films/PFE Transaction, the Company issued 600,000 shares of Common Stock, with a value of approximately $12.0 million.

Supplemental Disclosure of Cash Flow Information:

	Years Ended December 31,
	2001	2000	1999
	(In Thousands)
Cash paid during the period for:
Interest	$39,285	$38,946	$51,368
Income tax payments	23,584	16,663	22,323
Income tax refund	1,053	1,662	632

NOTE 14—RELATED PARTY TRANSACTIONS

        As of December 31, 2001, the Company was involved in several agreements with related parties as follows:

CONTINUING OPERATIONS

        The Company has a secured, non-recourse note receivable of $5.0 million from its Chairman and Chief Executive Officer. See Note 9.

        Under the USANi LLC Operating Agreement, USANi LLC is obligated to make a distribution to each of the LLC members in an amount equal to each member's share of USANi LLC's taxable income at a specified tax rate. The estimated amount for 2001 is $153.5 million and is expected to be paid on February 28, 2002. In March 2000, the Company made a mandatory tax distribution payment to

Universal and Liberty in the amount of $68.1 million related to the year ended December 31, 1999. The amount for the year ended December 31, 1998 was $28.8 million and it was paid in March 1999.

DISCONTINUED OPERATIONS

        Universal provides certain support services to the Company under a Transition Services agreement entered into in connection with the Universal Transaction. For these services, which include use of pre-production, production and post-production facilities, information technology services, physical distribution, contract administration, legal services and office space, Universal charged the Company $7.1 million, $8.2 million and $12.5 million for the years ended December 31, 2001, 2000 and 1999, respectively, of which $5.7 million, $4.7 million and $8.0 million was capitalized to production costs, respectively.

        Universal and the Company entered into an International Television Distribution Agreement under which the Company pays to Universal a distribution fee of 10% on all programming owned or controlled by the Company distributed outside of the United States. For the years ended December 31, 2001, 2000 and 1999, the fee totaled $13.6 million, $14.0 million and $9.0 million, respectively.

        In addition, the Company and Universal entered into a Domestic Television Distribution Agreement under which the Company distributes in the United States certain of Universal's television programming. For the years ended December 31, 2001, 2000 and 1999, Universal paid the Company $4.1 million, $1.5 million and $1.5 million, respectively.

        Pursuant to the October Films/PFE Transaction, the company entered into a series of agreements on behalf of its filmed entertainment division ("Films") with entities owned by Universal, to provide distribution services, video fulfillment and other interim and transitional services. These agreements are described below.

        Under a distribution agreement covering approximately fifty films owned by Universal, Films earns a distribution fee and remits the balance of revenues to a Universal entity. For the twelve month periods ending December 31, 2001 and 2000, Films earned distribution fees of approximately $5.7 million and $10.7 million, respectively, from the distribution of these films. Films is responsible for collecting the full amount of the sale and remitting the net amount after its fee to Universal, except for amounts applied against the Universal Advance (see Note 3).

        In addition, Films acquired home video distribution rights to a number of "specialty video" properties. Universal holds a profit participation in certain of these titles. No amounts were earned by Universal under this agreement to date.

        Films is party to a "Videogram Fulfillment Agreement" with a Universal entity pursuant to which such entity provides certain fulfillment services for the United States and Canadian home video markets. In the period ending December 31, 2001 and 2000, Films incurred fees to Universal of approximately $5.6 million and $3.5 million, respectively, for such services.

        Films has entered into other agreements with Universal pursuant to which Universal administers certain music publishing rights controlled by Films and has licensed to Universal certain foreign territorial distribution rights in specified films from which it received $0.0 million and $5.8 million in revenue during the period ending December 31, 2001 and 2000, respectively.

        In connection with the settlement of its interest in an international joint venture, the Company received $24.0 million from Universal during 2001.

NOTE 15—QUARTERLY RESULTS (UNAUDITED)

	Quarter Ended December 31,	Quarter Ended September 30,	Quarter Ended June 30,	Quarter Ended March 31,
	(In Thousands, Except Per Share Data)
Year Ended December 31, 2001
Net revenues	$948,506	$837,839	$861,853	$820,662
Operating loss	(35,276)	(79,930)	(47,689)	(53,528)
Loss from continuing operations(a)	(46,440)	(62,876)	(33,860)	(43,623)
Earnings (loss) before cumulative effect of accounting change(a)(b)	(56,948)	427,575	39,551	(17,383)
Net earnings (loss)(a)(b)(c)(g)(i)	(56,948)	427,575	39,551	(26,570)
Loss per Share—Continuing Operations
Basic and diluted loss per common share(d)	(.12)	(.17)	(.09)	(.12)
Earnings (loss) per Share—Before Cumulative Effect of Accounting Change
Basic earnings (loss) per common share(d)	(.15)	1.14	.11	(.05)
Diluted net earnings (loss) per common share(d)	(.15)	1.14	.11	(.05)
Net earnings (loss) per Share
Basic net earnings (loss) per common share(d)	(.15)	1.14	.11	(.07)
Diluted net earnings (loss) per common share(d)	(.15)	1.14	.11	(.07)
Year Ended December 31, 2000
Net revenues	$863,076	$750,611	$719,226	$631,699
Operating loss	(218,965)	(57,452)	(46,721)	(26,609)
Loss from continuing operations(e)(f)	(83,513)	(26,001)	(35,200)	(27,684)
Net loss(e)(f)(g)(i)	(80,285)	(21,063)	(27,738)	(18,897)
Loss per Share—Continuing Operations
Basic and diluted loss per common share(d)(h)	(.23)	(.07)	(.10)	(.08)
Net loss per Share
Basic and diluted net loss per common share(d)(h)	(.22)	(.06)	(.08)	(.06)

(a)
The Company recorded losses of $11.6 million, $6.7 million and $0.4 million during the fourth, third and second quarters of 2001, respectively, related to the write-down of equity investments to fair value. The Company recorded losses of $15.6 million and $30.5 million during the fourth and third quarters of 2000, respectively, related to the write-down of equity investments to fair value.

(b)
During the third and second quarters of 2001, the Company recorded pre-tax gains of $468.0 million and $49.8 million, respectively, related to the sale of the USAB stations.

(c)
During the first quarter of 2001, the Company adopted Statement of Position 00-2, "Accounting By Producers or Distributors of Films." The Company recorded expense of $9.2 million related to the cumulative effect of adoption.

(d)
Per common share amounts for the quarters may not add to the annual amount because of differences in the average common shares outstanding during each period.

(e)
The quarterly results include the operations of Styleclick.com since its acquisition on July 27, 2000, and PRC since its acquisition on April 5, 2000. During the third quarter of 2000, the Company recorded a pre-tax gain of $104.6 million related to the Styleclick Transaction. During the fourth quarter of 2000, the Company recorded a pre-tax charge of $145.6 million related to the impairment of Styleclick goodwill.

(f)
During the first quarter of 2000, the Company recorded a pre-tax gain of $3.7 million related to the initial public offering of Hotels.

(g)
USAB is presented as a discontinued operation for 2000. For the fourth, third, second and first quarters of 2000, the after tax results of USAB were losses of $18.0 million, $14.4 million, $15.2 million and $11.8 million, respectively.

(h)
Earnings (loss) per common share data and shares outstanding retroactively reflect the impact of the two-for-one stock split of USA's common stock and Class B common stock paid on February 24, 2000. All share numbers give effect to such stock split.

(i)
USA Entertainment is presented as a discontinued operation for all years presented. For the fourth, third, second and first quarters of 2001, the after tax results of USA Entertainment were $(10.5) million, $22.4 million, $23.6 million and $17.1 million (net of cumulative effect of an accounting change of $(9.2) million), respectively. For the fourth, third, second and first quarters of 2000, the after tax results of USA Entertainment were $21.2 million, $19.3 million, $22.7 million and $20.5 million, respectively.

NOTE 16—INDUSTRY SEGMENTS

        The Company operates principally in the following industry segments: Home Shopping Network (including HSN International and HSN.com); Ticketmaster (Nasdaq: TMCS), which operates Ticketmaster, Ticketmaster.com, Citysearch and Match.com; Hotels (Nasdaq: ROOM); Electronic Commerce Solutions; Styleclick (OTC: IBUY); and Precision Response Corporation. The USA Entertainment Group is presented as discontinued operations and accordingly are excluded from the schedules below except for Assets, which are included in Corporate & other.

        Adjusted earnings before interest, income taxes, depreciation and amortization ("Adjusted EBITDA") is defined as operating profit plus (1) depreciation and amortization, (2) amortization of cable distribution fees of $44.0 million, $36.3 million and $26.7 million in fiscal years 2001, 2000 and 1999, respectively (3) amortization of non-cash distribution and marketing expense and (4) non-recurring charges, including disengagement expenses (described below) of $4.1 million in 2001 and restructuring charges not impacting EBITDA. Adjusted EBITDA is presented here as a tool and as a valuation methodology used by management in evaluating the business. Adjusted EBITDA does not purport to represent cash provided by operating activities. Adjusted EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Adjusted EBITDA may not be comparable to calculations of similarly titled measures presented by other companies.

NOTE 16—INDUSTRY SEGMENTS (Continued)

        The following is a reconciliation of Operating Income to Adjusted EBITDA for 2001, 2000 and 1999.

	Twelve Months Ended December 31,
	2001	2000	1999
	(In Thousands)
Operating loss	$(216,423)	$(349,746)	$(48,842)
Depreciation and amortization	425,891	565,742	205,843
Amortization of cable distribution fees	43,975	36,322	26,680
Amortization of non-cash distribution and marketing	26,384	11,665	—
Amortization of non cash compensation expense	7,800	12,740	6,423
Disengagement expenses	4,052	—	—
Restructuring charges not impacting EBITDA	6,248	—	—

Adjusted EBITDA	$297,927	$276,723	$190,104

	Years Ended December 31,
	2001	2000	1999
	(In Thousands)
Revenues
HSN-U.S.(a)	$1,658,904	$1,533,271	$1,332,911
Ticketing	579,679	518,565	442,742
Hotels.com	536,497	327,977	124,113
Precision Response	298,678	212,471	—
Match.com	49,249	29,122	9,000
Citysearch and related	46,108	50,889	27,329
Electronic Commerce Solutions/Styleclick	34,229	46,603	49,202
HSN-International and other(b)	272,569	245,714	8,917
Other	—	—	6,894
Intersegment Elimination	(7,053)	—	—

Total	$3,468,860	$2,964,612	$2,001,108

Operating Profit (Loss)
HSN-U.S.(a),(c)	$103,866	$130,442	$137,670
Ticketing	25,351	25,453	32,503
Hotels.com	15,811	9,166	5,654
Precision Response	(40,857)	(7,282)	—
Match.com	(3,004)	(12,484)	(7,451)
Citysearch and related	(171,351)	(207,004)	(119,521)
Electronic Commerce Solutions/Styleclick	(73,145)	(240,085)	(51,701)
HSN International and other(b)	(34,907)	4,641	(4,517)
Corporate & other	(46,494)	(52,593)	(41,479)
Intersegment Elimination	8,307	—	—

Total	$(216,423)	$(349,746)	$(48,842)

Adjusted EBITDA
HSN-U.S.(a)	$230,280	$236,752	$214,893
Ticketing	106,248	99,375	93,432
Hotels.com	81,449	52,641	18,891
Precision Response	26,044	35,165	—
Match.com	16,512	6,241	(400)
Citysearch and related	(44,417)	(66,356)	(60,444)
Electronic Commerce Solutions/Styleclick	(58,364)	(60,227)	(41,652)
HSN International and other(b)	(25,306)	10,740	(4,505)
Corporate & other	(34,519)	(37,608)	(30,111)

Total	$297,927	$276,723	$190,104

Assets
HSN-U.S.	$1,704,335	$1,729,266	$1,601,470
Ticketing	1,109,661	1,089,965	1,004,277
Hotels.com	643,835	555,613	202,666
Precision Response	850,485	795,531	—
Match.com	83,032	73,293	77,316
Citysearch and related	209,212	364,631	573,632
Electronic Commerce Solutions/Styleclick	33,111	61,025	28,623
HSN International and other	212,549	133,654	37,840
Corporate & other	1,693,630	843,312	1,625,336

Total	$6,539,850	$5,646,290	$5,151,160

Depreciation and amortization of intangibles and cable distribution fees(d)
HSN-U.S.	$122,115	$106,059	$83,796
Ticketing	80,897	73,922	60,846
Hotels.com	48,662	39,215	13,237
Precision Response	66,901	42,447	—
Match.com	19,516	18,725	7,051
Citysearch and related	106,700	130,207	59,077
Electronic Commerce Solutions/Styleclick	14,589	179,854	3,251
HSN-International and other	9,601	6,099	12
Corporate & other	7,133	5,536	5,253

Total	$476,114	$602,064	$232,523

Capital expenditures
HSN-U.S.	$42,615	$34,122	$33,412
Ticketing	24,465	23,282	23,789
Hotels.com	16,022	2,859	1,092
Precision Response	25,775	43,505	—
Match.com	3,268	2,485	—
Citysearch and related	5,017	9,262	11,328
Electronic Commerce Solutions/Styleclick	2,292	5,047	13,657
HSN-International and other	6,031	18,105	13,746
Corporate & other	5,051	21,756	4,673

Total	$130,536	$160,423	$101,697

(a)
Includes estimated revenue in 2000 generated by homes lost by HSN following the sale of USA Broadcasting to Univision, which is estimated to be $6.2 million. Adjusted EBITDA for these homes is estimated at $0.9 million.

(b)
Includes impact of foreign exchange fluctuations, which reduced revenue by $44.0 million and $36.3 million in 2001 and 2000, respectively, if the results are translated from Euros to U.S. dollars at a constant exchange rate, using 1999 as the base year.

(c)
2001 includes $4.1 million of costs incurred related to the disengagement of HSN from USA Broadcasting stations. Amounts primarily related to payments to cable operators and related marketing expenses in the disengaged markets.

(d)
Includes $5.8 million of restructuring expense related to fixed asset write-offs.

NOTE 17—FINANCIAL INSTRUMENTS

        The additional disclosure below of the estimated fair value of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies when available. The carrying values of all financial instruments approximates their respective fair values.

	December 31, 2001		December 31, 2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		(In Thousands)
Cash and cash equivalents	$978,377	$978,377	$244,223	$244,223
Long-term investments	64,731	64,731	48,949	48,949
Long-term obligations	(577,891)	(577,891)	(576,514)	(576,514)

NOTE 18—MARKETABLE SECURITIES AND INVESTMENTS HELD FOR SALE

        At December 31, 2001, marketable securities available-for-sale were as follows (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and agencies	$147,106	$230	$(217)	$147,119
Non-US government securities and other fixed Term obligations	22,350	—	—	22,350
Corporate debt securities	1,970	25	—	1,995

Total marketable securities	171,426	255	(217)	171,464
Investment held for sale	—	—	—	—

Total	$171,426	$255	$(217)	$171,464

        Income tax expense of $15 were recorded on these securities for the year ended December 31, 2001.

        The contractual maturities of debt securities classified as available-for-sale as of December 31, 2001 are as follows (in thousands):

	Amortized Cost	Estimated Fair Values
Due in one year or less	$65,922	$66,035
Due after one year through two years	7,461	7,398
Due after two through five years	22,977	22,956
Due over five years	75,066	75,075

Total	$171,426	$171,464

        At December 31, 2000, marketable securities available-for-sale were as follows (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate debt securities	$81,066	$9	$(14)	$81,061
U.S. Government and agencies	26,928	118	(12)	27,034
Certificate of deposit	10,175	20	—	10,195
Treasury Bill	8,048	14	—	8,062

Total debt securities	126,217	161	(26)	126,352
Investment held for sale	10,041	—	(9,291)	750

Total Marketable Securities	$136,258	$161	$(9,317)	$127,102

        Income tax benefit of $3.6 million was recorded on these securities for the year ended December 31, 2000.

        The contractual maturities of debt securities classified as available-for-sale as of December 31, 2000 are as follows (in thousands):

	Amortized Cost	Estimated Fair Values
Due in one year or less	$113,865	$113,976
Due after one year through two years	997	1,012
Due after two through five years	2,002	2,019
Due over five years	9,353	9,345

Total	$126,217	$126,352

NOTE 19—EQUITY INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

        At December 31, 2001, USA beneficially owned 46.7% of the outstanding common stock of Hot Networks AG, a German stock corporation, the subsidiaries of which operate electronic retailing operations in Europe. This investment is accounted for using the equity method. Due to the significance of the results of Hot Networks, AG, in relation to USA's results, summary financial information for Hot Networks AG is presented below. There were no significant operations in 1999.

	As of and for the Years Ended December 31,
	2001	2000
	(In Thousands)
Current assets	$17,597	$6,943
Non-current assets	157,274	42,784
Current liabilities	46,085	37,531
Non-current liabilities	194,249	23,668
Net sales	8,215	6,242
Gross profit	277	1,301
Net loss	(51,453)	(20,254)

        To date, the Company has contributed approximately $125.3 million, including $105.5 million in 2001, and recorded equity losses in unconsolidated subsidiaries of $30.5 million, including $27.6 million in 2001.

NOTE 20—SAVOY SUMMARIZED HISTORICAL FINANCIAL INFORMATION (Discontinued operation)

        The Company has not prepared separate financial statements and other disclosures concerning Savoy because management has determined that such information is not material to holders of the Savoy Debentures, all of which have been assumed by the Company as a joint and several obligor. The information presented is reflected at Savoy's historical cost basis.

Summary Consolidated Statements of Operations

	Years Ended December 31,
	2001	2000	1999
	(In Thousands)
Net sales	$3,591	$6,678	$7,890
Operating expenses	118	3,236	3,431
Operating income	3,473	3,442	4,459
Net income	5,681	6,354	7,143

Summary Consolidated Balance Sheets

	December 31,
	2001	2000
	(In Thousands)
Current assets	$10,709	$—
Non-current assets	53,563	158,561
Current liabilities	4,861	17,021
Non-current liabilities	44,530	38,902

NOTE 21—DISCONTINUED OPERATIONS

Sale of USA Broadcasting

        In August 2001, the Company completed its previously announced sale of all of the capital stock of certain USA Broadcasting ("USAB") subsidiaries that own 13 full-power television stations and minority interests in four additional full-power stations to Univision Communications Inc. ("Univision"). Total cash proceeds were $1.1 billion, of which $510.4 million was collected in fiscal year 2001 and $589.6 million in January 2002. The gain on the sale of the stations of $517.8 million, net of tax of $377.4 million. USAB is presented as a discontinued operation for all periods presented. The revenues for USAB were $19.7 million and $8.6 million in the years ended 2000 and 1999, respectively. The loss for USAB was $59.4 million (net of tax benefit of $21.3 million) and $44.1 million (net of tax benefit of $12.1 million) in the years ended 2000 and 1999, respectively.

Contribution of the USA Entertainment Group to VUE

        On May 7, 2002, USA completed its previously announced transaction with Vivendi to create a joint venture called Vivendi Universal Entertainment ("VUE") (the "VUE Transaction"). VUE is controlled by Vivendi and its subsidiaries, with the common interests owned 93.06% by Vivendi, 5.44% by USA and 1.5% by Mr. Diller, Chairman and CEO of USA.

        In connection with the VUE Transaction, USA and its subsidiaries received the following at the closing: (i) approximately $1.62 billion in cash, debt-financed by VUE, subject to tax-deferred treatment for a 15-year period, (ii) a $750 million face value Class A preferred interest in VUE, with a 5% annual paid-in-kind dividend and a 20-year term, to be settled in cash at its then face value at maturity; (iii) a $1.75 billion face value Class B preferred interest in VUE, with a 1.4% annual paid-in-kind dividend, a 3.6% annual cash dividend, callable and puttable after 20 years, to be settled by Universal at its then face value with a maximum of approximately 56.6 million USA common shares, provided that Universal may substitute cash in lieu of shares of USA common stock (but not USA Class B common stock), at its election; (iv) a 5.44% common interest in VUE, generally callable by Universal after five years and puttable by USA after eight years, which may be settled in either Vivendi stock or cash, at Universal's election, and (v) a cancellation of Universal's USANi LLC interests that were exchangeable into USA common shares including USANi LLC interests obtained from Liberty in connection with a related transaction. In connection with the transaction, USA has retired approximately 321 million shares previously owned by Vivendi, thereby reducing USA's fully diluted shares to 477 million shares.

        Related to the transaction, Liberty exchanged 7,079,726 shares of USANi LLC for shares of USA common stock, and subsequently transferred to Universal 25,000,000 shares of USA common stock, its remaining 38,694,982 shares of USANi LLC, as well as the assets and liabilities of Liberty Programming France (which consist primarily of 4,921,250 shares of multiThematiques S.A., a French entity), in exchange for 37,386,436 Vivendi ordinary shares.

        USA contributed to VUE USA Cable, which includes USA Network, SCI FI Channel, TRIO and Newsworld International; Studios USA, which produces and distributes television programming; USA Films, which produces and distributes films. Vivendi contributed the film, television and theme park businesses of its subsidiary, Universal Studios, Inc. In addition, USA issued to Universal ten-year warrants to acquire shares of USA common stock as follows: 24,187,094 shares at $27.50 per share; 24,187,094 shares at $32.50 per share; and 12,093,547 shares at $37.50 per share. Barry Diller, USA's chairman and chief executive officer, will receive a common interest in VUE with a 1.5% profit sharing percentage, with a minimum value of $275.0 million, in return for his agreeing to specified non-competition provisions and agreeing to serve as chairman and chief executive officer of VUE. USA and Mr. Diller have agreed that they will not compete with Vivendi's television and filmed entertainment businesses (including VUE) for a minimum of 18 months. The transaction has been accounted for as an asset sale. The after-tax gain associated with this transaction is preliminarily estimated at $3.5 billion.

        The USA Entertainment Group is presented as a discontinued operation for all periods presented. The revenues for the USA Entertainment Group were $1.8 billion, $1.6 billion and $1.4 billion in the years ended 2001, 2000 and 1999, respectively. The net income, net of the effect of minority interest, for the USA Entertainment Group was $61.8 million (net of tax expense of $106.4 million), $83.8 million (net of tax expense of $69.0 million) and $85.7 million (net of tax expense of $74.5 million) in the years ended 2001, 2000 and 1999, respectively.

NOTE 22—EARNINGS (LOSS) PER SHARE

        The following table sets forth the computation of Basic and Diluted earnings per share. All share numbers have been adjusted to retroactively reflect the impact of the two-for-one stock split of USA's common stock and Class B common stock paid on February 24, 2000. All share numbers give effect to such stock split.

	Years Ended December 31,
	2001	2000	1999
	(In Thousands, Except Per Share Data)
Continuing Operations:
Numerator:
Earnings (loss)	$(186,799)	$(172,398)	$(69,212)
Denominator:
Denominator for basic and diluted earnings per share- weighted average shares(a)	374,101	359,688	327,816
Basic earnings (loss) per share	$(.50)	$(.48)	$(.21)
Diluted earnings (loss) per share	$(.50)	$(.48)	$(.21)
	Years Ended December 31,
	2001	2000	1999
	(In Thousands, Except Per Share Data)
Earnings (loss) before cumulative effect of accounting change, net of tax:
Numerator:
Net earnings (loss)	$392,795	$(147,983)	$(27,631)

Denominator:
Denominator for basic and diluted earnings per share-weighted average shares(a)	374,101	359,688	327,816
Basic earnings (loss) per share	$1.05	$(.41)	$(.08)
Diluted earnings (loss) per share	$1.05	$(.41)	$(.08)
Net Earnings (loss):
Numerator:
Net earnings (loss)	$383,608	$(147,983)	$(27,631)

Denominator:
Denominator for basic and diluted earnings per share — weighted average shares(a)	374,101	359,688	327,816
Basic earnings (loss) per share	$1.03	$(.41)	$(.08)
Diluted earnings (loss) per share	$1.03	$(.41)	$(.08)

(a)
Because the Company had a loss from continuing operations, all potentially dilutive securities are not included in the denominator for computing dilutive earnings per share, since their impact on earnings per share from continuing operations would be anti-dilutive. In accordance with FASB No. 128, the same shares are used to compute all earnings per share amounts.

NOTE 23—NOTES OFFERING AND GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

        In December 2002, the Company initiated an offering of Senior Notes (the "Offered Notes"). The Offered Notes, by their terms, are fully and unconditionally guaranteed by USANi LLC (the "Guarantor"). USANi LLC is wholly owned, directly or indirectly, by the Company.

        The following tables present condensed consolidating financial information for the years ended December 31, 2001, 2000, and 1999 for: (1) the Company on a stand-alone basis, (2) the Guarantor, USANi LLC, on a stand-alone basis, (3) the combined non-guarantor subsidiaries of the Company (including the subsidiaries of USANi LLC (collectively, the "Non-Guarantor Subsidiaries")) and (4) the Company on a consolidated basis.

        As of and for the Year Ended December 31, 2001

	USA	USANi LLC	Non-Guarantor Subsidiaries	Eliminations	USA Consolidated
	(In Thousands)
Balance Sheet as of December 31, 2001:
Current assets	$585,212	$796,233	$965,871	$—	$2,347,316
Property and equipment, net	—	24,755	374,232	—	398,987
Goodwill and other intangible assets, net	71,598	2,260	3,220,624	—	3,294,482
Investment in subsidiaries	3,525,102	7,301,359	—	(10,826,461)	—
Other assets	81,902	30,974	347,846	—	460,722
Net current assets of discontinued operations	—	—	38,343	—	38,343

Total assets	$4,263,814	$8,155,581	$4,946,916	$(10,826,461)	$6,539,850

Current liabilities	$238,365	$31,135	$735,223	$—	$1,004,723
Long-term debt, less current portion	—	498,515	45,857	—	544,372
Other liabilities	222,275	(311)	14,570	—	236,534
Intercompany liabilities	(142,327)	1,086,565	(944,238)	—	—
Minority interest	—	—	452,308	254,380	706,688
Interdivisional equity	—	—	3,840,046	(3,840,046)	—
Shareholders' equity	3,945,501	6,539,677	701,118	(7,240,795)	3,945,501
Net non current liabilities of discontinued operations	—	—	102,032	—	102,032

Total liabilities and shareholders' equity	$4,263,814	$8,155,581	$4,946,916	$(10,826,461)	$6,539,850

Revenue	$—	$—	$3,468,860	$—	$3,468,860
Operating expenses	(10,725)	(34,154)	(3,640,404)	—	(3,685,283)
Interest expense, net	(21,757)	4,650	(2,078)	—	(19,185)
Other income (expense), net	(154,317)	299,621	(42,309)	(154,844)	(51,849)
Provision for income taxes	—	—	(2,450)	—	(2,450)
Minority interest	—	—	49,300	53,808	103,108

(Loss) income from continuing operations	(186,799)	270,117	(169,081)	(101,036)	(186,799)
Discontinued operations, net of tax	61,747	67,752	61,747	(129,499)	61,747
Gain on disposal of Broadcasting Stations, net of tax	517,847	—	—	—	517,847
Cumulative effect of accounting change from discontinued operations, net of tax	(9,187)	6,470	(9,187)	2,717	(9,187)

Net Earnings (loss)	$383,608	$344,339	$(116,521)	$(227,818)	$383,608

Cash flows from operations	$(36,116)	$(25,770)	$360,221	$—	$298,335
Cash flows used in investing activities	31,993	(7,774)	10,833	—	35,052
Cash flows from financing activities	4,123	745,346	(693,213)	—	56,256
Net Cash used by discontinued operations	—	—	348,174	—	348,174
Effect of exchange rate	—	(417)	(3,246)	—	(3,663)
Cash at the beginning of the period	—	78,079	166,144	—	244,223

Cash at the end of the period	$—	$789,464	$188,913	$—	$978,377

NOTE 23—NOTES OFFERING AND GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION (Continued)

        As of and for the Year Ended December 31, 2000

	USA	USANi LLC	Non- Guarantor Subsidiaries	Eliminations	USA Consolidated
	(In Thousands)
Balance Sheet as of December 31, 2000:
Current Assets	$(5,150)	$80,996	$872,171	$—	$948,017
Property and equipment, net	—	24,203	384,747	—	408,950
Goodwill and other intangible assets, net	73,693	—	3,296,155	—	3,369,848
Investment in subsidiaries	3,210,434	6,888,058	244	(10,098,736)	—
Other assets	95,220	25,898	278,184	—	399,302
Net current assets of discontinued operations	—	—	86,517	—	86,517
Net non current assets of discontinued operations	—	—	433,656	—	433,656

Total assets	$3,374,197	$7,019,155	$5,351,674	$(10,098,736)	$5,646,290

Current liabilities	$6,553	$30,518	$642,306	$—	$679,377
Long-term debt, less current portion	0	498,212	53,554	—	551,766
Other liablilities	12,829	(11,671)	65,287	—	66,445
Intercompany liabilities	(85,056)	301,992	(216,936)	—	—
Minority interest	—	60,373	400,483	447,975	908,831
Interdivisional equity	—	—	3,962,022	(3,962,022)	—
Shareholders' equity	3,439,871	6,139,731	444,958	(6,584,689)	3,439,871

Total liabilities and shareholders' equity	$3,374,197	$7,019,155	$5,351,674	$(10,098,736)	$5,646,290

Revenue	$—	$—	$2,964,612	$—	$2,964,612
Operating expenses	(15,184)	(37,369)	(3,261,805)	—	(3,314,358)
Interest expenses, net	(26,195)	22,208	(3,379)	—	(7,366)
Other income, expense	(131,019)	247,699	(108,677)	41,014	49,017
Provision for income taxes	—	—	(43,850)	—	(43,850)
Minority interest	—	—	104,584	74,963	179,547

Earnings (loss) from continuing operations	(172,398)	232,538	(348,515)	115,977	(172,398)
Discontinued operations, net of tax	24,415	97,339	24,415	(121,754)	24,415

Net earnings (loss)	$(147,983)	$329,877	$(324,100)	$(5,777)	$(147,983)

Cash flows from operations	$(34,654)	$(12,013)	$133,988	$—	$87,321
Cash flows used in investing activities	18,711	(63,754)	(362,973)	—	(408,016)
Cash flows from financing activities	15,943	(125,442)	167,662	—	58,163
Net Cash used by discontinued operations	—	—	86,266	—	86,266
Effect of exchange rate	—	—	(2,687)	—	(2,687)
Cash at the beginning of the period	—	279,288	143,888	—	423,176

Cash at the end of the period	$—	$78,079	$166,144	$—	$244,223

        As of and for the Year Ended December 31, 1999

	USA	USANi LLC	Non- Guarantor Subsidiaries	Eliminations	USA Consolidated
	(In Thousands)
Revenue	$—	$—	$2,001,108	$—	$2,001,108
Operating expenses	(10,074)	(27,171)	(2,012,705)	—	(2,049,950)
Interest expense, net	(10,713)	(11,837)	(7,145)	—	(29,695)
Other income (expense), net	(48,425)	350,486	60,502	(366,832)	(4,269)
Provision for income taxes	—	—	(28,558)	—	(28,558)
Minority interest	—	—	56,741	(14,589)	42,152

Earnings (loss) from continuing operations	(69,212)	311,478	69,943	(381,421)	(69,212)
Discontinued operations, net of tax	41,581	83,510	—	(83,510)	41,581

Net earnings (loss)	$(27,631)	$394,988	$69,943	$(464,931)	$(27,631)

Cash flows from operations	$(33,127)	$(31,200)	$142,087	$—	$77,760
Cash flows used in investing activities	(401,082)	(53,645)	(13,591)	—	(468,318)
Cash flows from financing activities	434,209	212,973	(546,978)	—	100,204
Net cash used by discontinued operations	—	—	267,651	—	267,651
Effect of exchange rate	—	—	(123)	—	(123)
Cash at the beginning of the period	—	151,160	294,842	—	446,002

Cash at the end of the period	$—	$279,288	$143,888	$—	$423,176

Note 24—SUBSEQUENT EVENTS (UNAUDITED)

Accounting for Goodwill and Other Intangible Assets

        Effective January 1, 2002, USA adopted Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets." The new rules eliminate amortization of goodwill and other intangible assets with indefinite lives and establish new measurement criterion for these assets. As previously discussed, USA recorded a pre-tax write-off before minority interest of $499 million related to the Citysearch and Precision Response ("PRC") businesses. Although Citysearch and PRC are expected to generate positive cash flows in the future, due to cash flow discounting techniques to estimate fair value as required by the new rules, the future estimated discounted cash flows do not support current carrying values. The Citysearch write-off was $115 million, and the PRC write-off was $384 million.

USA INTERACTIVE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
	(In Thousands, except per share data)
Product sales	$449,620	$453,447	$1,358,438	$1,368,299
Service revenue	742,876	384,392	1,923,798	1,152,055

Net revenue	1,192,496	837,839	3,282,236	2,520,354
Operating costs and expenses:
Cost of sales product sales	275,835	301,748	856,830	907,500
Cost of sales service revenue	437,322	268,778	1,157,702	791,163
Selling and marketing	153,099	86,732	410,818	244,026
General and administrative	130,377	109,192	356,119	308,186
Other operating costs	21,832	22,552	60,637	62,435
Amortization of non-cash distribution and marketing expense	10,416	5,218	27,485	19,866
Amortization of non-cash compensation expense	2,998	1,268	10,199	5,431
Amortization of cable distribution fees	12,615	9,986	38,679	29,384
Depreciation	47,679	35,407	128,042	100,498
Amortization of intangibles and goodwill	63,149	73,975	113,875	219,545
Restructuring charges	31,411	2,914	71,625	13,466
Goodwill impairment	—	—	22,247	—

Total operating costs and expenses	1,186,733	917,770	3,254,258	2,701,500

Operating (loss) profit	5,763	(79,931)	27,978	(181,146)
Other income (expense):
Interest income	38,231	7,671	73,384	21,478
Interest expense	(10,273)	(10,888)	(33,755)	(34,486)
Loss in unconsolidated subsidiaries and other	(18,082)	(12,937)	(131,975)	(25,406)

Total other income (expense), net	9,876	(16,154)	(92,346)	(38,414)

Income/(loss) from continuing operations before income taxes and minority interest	15,639	(96,085)	(64,368)	(219,560)
Income tax expense	(31,849)	878	(58,407)	(3,563)
Minority interest expense	(17,155)	32,332	(17,964)	82,765

Loss from continuing operations before cumulative effect of accounting change	(33,365)	(62,875)	(140,739)	(140,358)
Gain on contribution of USA Entertainment to VUE	—	—	2,378,311	—
Gain on disposal of Broadcasting Stations	—	468,018	—	517,847
Discontinued operations, net of tax	—	22,433	28,803	72,255

Earnings (loss) before cumulative effect of accounting change	(33,365)	427,576	2,266,375	449,744
Cumulative effect of accounting change, net of tax and minority interest	—	—	(461,389)	(9,187)

Net income (loss)	(33,365)	427,576	1,804,986	440,557
Preferred dividend	(3,264)	—	(8,495)	—

Net income (loss) available to common stockholders	$(36,629)	$427,576	$1,796,491	$440,557

Loss per share from continuing operations before cumulative effect of accounting change available to common shareholders:
Basic and diluted loss per common share	$(0.08)	$(0.17)	$(0.36)	$(0.38)
Earnings (loss) per share before cumulative effect of accounting change available to common stockholders:
Basic and diluted earnings per common share	$(0.08)	$1.14	$5.39	$1.21
Net Income (Loss) per Share Available to Common Stockholders:
Basic and diluted earnings per common share	$(0.08)	$1.14	$4.29	$1.18

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

USA INTERACTIVE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

ASSETS

	September 30, 2002	December 31, 2001
	(In Thousands, except share data)
CURRENT ASSETS
Cash and cash equivalents	$675,413	$978,377
Restricted cash equivalents	13,931	9,107
Marketable securities	2,470,615	171,464
Accounts and notes receivable, net of allowance of $23,493 and $16,252, respectively	316,615	276,716
Receivable from sale of USAB	—	589,625
Inventories, net	216,909	197,354
Deferred tax assets	74,850	39,946
Other current assets, net	106,041	84,727
Net current assets of discontinued operations	—	38,343

Total current assets	3,874,374	2,385,659
PROPERTY, PLANT AND EQUIPMENT
Computer and broadcast equipment	510,754	349,145
Buildings and leasehold improvements	139,394	125,491
Furniture and other equipment	133,158	91,292
Land	15,605	15,665
Projects in progress	22,324	45,754

	821,235	627,347
Less accumulated depreciation and amortization	(386,971)	(228,360)

Total property, plant and equipment	434,264	398,987
OTHER ASSETS
Goodwill	6,294,921	3,070,129
Intangible assets, net	714,457	230,843
Cable distribution fees, net	173,800	158,880
Long-term investments	1,605,605	64,731
Preferred interest exchangeable for common stock	1,428,530	—
Note receivables and advances, net of current portion ($5,572 and $99,819, respectively, from related parties)	16,797	108,095
Advance to Universal	—	39,265
Deferred charges and other, net	159,400	83,261

Total other assets	10,393,510	3,755,204

TOTAL ASSETS	$14,702,148	$6,539,850

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

USA INTERACTIVE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY

	September 30, 2002	December 31, 2001
	(In Thousands, except share data)
CURRENT LIABILITIES
Current maturities of long-term obligations	$36,231	$33,519
Accounts payable, trade	383,307	309,609
Accounts payable, client accounts	182,860	102,011
Cable distribution fees payable	65,852	32,795
Deferred revenue	307,832	75,256
Income tax payable	207,766	188,806
Other accrued liabilities	503,715	262,727

Total current liabilities	1,687,563	1,004,723
Long-Term Obligations, net of current maturities	508,237	544,372
Other Long-Term Liabilities	84,405	26,350
Deferred Income Taxes	2,207,243	210,184
Minority Interest	1,009,953	706,688
Net Long-term Liabilities of Discontinued Operations	—	102,032
Common Stock Exchangeable For Preferred Interest	1,428,530	—
STOCKHOLDERS' EQUITY
Preferred stock—$.01 par value; authorized 100,000,000 shares; issued and outstanding 13,118,182 and 0 shares, respectively	131	—
Common stock—$.01 par value; authorized 1,600,000,000 shares; issued 390,945,859 and 321,461,696 shares respectively, and outstanding 384,344,158 and 315,060,017 shares, respectively	3,838	3,147
Class B convertible common stock — $.01 par value; authorized 400,000,000 shares; issued and outstanding 64,629,996 and 63,033,452 shares, respectively	646	630
Additional paid-in capital	5,933,863	3,918,401
Retained earnings	1,977,758	181,267
Accumulated other comprehensive income	11,774	(11,605)
Treasury stock—6,601,701 and 6,401,679 shares, respectively	(146,795)	(141,341)
Note receivable from key executive for common stock issuance	(4,998)	(4,998)

Total stockholders' equity	7,776,217	3,945,501

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$14,702,148	$6,539,850

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

USA INTERACTIVE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Unaudited)

	Total	Preferred Stock	Common Stock	Class B Convertible Common Stock	Addit. Paid-in Capital	Retained Earnings	Accum. Other Comp. Income	Treasury Stock	Note Receivable From Key Executive for Common Stock Issuance
	(In Thousands)
Balance as of December 31, 2001	$3,945,501	$—	$3,147	$630	$3,918,401	$181,267	$(11,605)	$(141,341)	$(4,998)
Comprehensive income:
Net income for the nine months ended September 30, 2002	1,804,986	—	—	—	—	1,804,986	—	—	—
Increase in unrealized gains in available for sale securities	3,767	—	—	—	—	—	3,767	—	—
Foreign currency translation	19,612	—	—	—	—	—	19,612	—	—

Comprehensive income	1,828,365

Issuance of securities in connection with the Expedia transaction	1,497,894	131	206	—	1,497,557	—	—	—	—
Issuance of common stock upon exercise of stock options	122,151	—	78	—	122,073	—	—	—	—
Income tax benefit related to stock options exercised	25,428	—	—	—	25,428	—	—	—	—
Issuance of stock in connection with other transactions	59,141	—	22	—	59,119	—	—	—	—
Issuance of stock for LLC Exchange	178,650	—	71	—	178,579	—	—	—	—
Issuance of stock for Holdco Exchange	750,695	—	316	16	750,363	—	—	—	—
Securities issued in VUE transaction	810,873	—	—	—	810,873	—	—	—	—
Common stock exchangeable for preferred interest	(1,428,530)	—	—	—	(1,428,530)	—	—	—	—
Dividend on preferred stock	(8,495)	—	—	—	—	(8,495)	—	—	—
Purchase of treasury stock	(5,456)	—	(2)	—	—	—	—	(5,454)	—

Balance as of September 30, 2002	$7,776,217	$131	$3,838	$646	$5,933,863	$1,977,758	$11,774	$(146,795)	$(4,998)

        Accumulated other comprehensive income is comprised of unrealized (losses) gains on available for sale securities of $3,806 and $39 as of September 30, 2002 and December 31, 2001, respectively, and foreign currency translation adjustments of $7,968 and $(11,644) as of September 30, 2002 and December 31, 2001, respectively.

        Comprehensive loss for the three months ended September 30, 2002 was $(31,622).

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

USA INTERACTIVE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2002	2001
	(In Thousands)
Cash flows from operating activities:
Loss from continuing operations before cumulative effect of accounting change	$(140,739)	$(140,358)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of non-cash distribution and marketing	27,485	19,866
Amortization of non-cash compensation expense	10,199	5,431
Amortization of cable distribution fees	38,679	29,384
Amortization of deferred financing costs	2,208	1,149
Depreciation and amortization	241,917	320,043
Goodwill impairment	22,247	—
Deferred income taxes	6,974	4,945
Equity in losses of unconsolidated affiliates	132,807	22,021
Non-cash interest income	(13,538)	(3,396)
Minority interest expense	17,964	(82,765)
Non-cash restructuring charge	36,908	6,248
Changes in current assets and liabilities:
Accounts receivable	46,861	9,804
Inventories	(12,141)	4,490
Accounts payable	53,393	3,357
Accrued liabilities and deferred revenue	(8,122)	11,223
Increase in cable distribution fees	(34,874)	(18,511)
Other, net	25,986	6,698

Net Cash Provided By Operating Activities	454,214	199,629
Cash flows from investing activities:
Acquisitions and deal costs, net of cash acquired	(551,570)	(191,474)
Capital expenditures	(110,897)	(89,575)
Recoupment of advance to Universal	39,422	58,698
(Increase) decrease in long-term investments and notes receivable	23,953	(76,707)
Purchase of marketable securities, net of redemptions	(2,340,791)	(21,373)
Proceeds from VUE transaction	1,618,710	—
Proceeds from sale of broadcast stations	589,625	510,374
Other, net	(18,628)	(21,626)

Net Cash Provided By Investing Activities	(750,176)	168,317
Cash flows from financing activities:
Borrowings	22,972	21,974
Principal payments on long-term obligations	(63,074)	(11,941)
Purchase of treasury stock	(5,456)	(1,401)
Payment of mandatory tax distribution to LLC partners	(154,083)	(17,369)
Proceeds from sale of subsidiary stock	57,179	10,447
Proceeds from issuance of common stock and LLC shares	129,341	73,052
Dividend	(6,922)	—
Other, net	(157)	(10,437)

Net Cash (Used In) Provided By Financing Activities	(20,200)	64,325
Net Cash Provided By Discontinued Operations	5,351	226,691
Effect of exchange rate changes on cash and cash equivalents	7,847	(3,426)

Net Increase In Cash and Cash Equivalents	(302,964)	655,536
Cash and cash equivalents at beginning of period	978,377	244,223

Cash And Cash Equivalents at End of Period	$675,413	$899,759

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

USA INTERACTIVE AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1—ORGANIZATION

        USA Interactive ("USA" or the "Company") (Nasdaq: USAI) consists of Home Shopping Network (including HSN International and HSN.com); Ticketmaster (Nasdaq: TMCS), which operates Ticketmaster, Ticketmaster.com, Citysearch and Match.com; Hotels.com (formerly Hotel Reservations Network) (Nasdaq: ROOM); Expedia, Inc. (Nasdaq: EXPE); Interval International, Inc. ("Interval"); TV Travel Shop, which is based in the UK selling packaged vacations primarily over the television ("TVTS"); Precision Response Corporation ("PRC"); and Electronic Commerce Solutions and Styleclick (OTCBB: IBUYA). Through May 7, 2002, USA also included the USA Entertainment Group, which consists of USA Cable, including USA Network and Sci Fi Channel and Emerging Networks TRIO and Newsworld International; Studios USA, which produces and distributes television programming; and USA Films, which produces and distributes films. USA Entertainment was contributed to a joint venture with Vivendi Universal, S.A. ("Vivendi") called Vivendi Universal Entertainment LLLP ("VUE") (the "VUE Transaction") on May 7, 2002 and the results of operations and statement of position of the USA Entertainment Group are presented as discontinued operations for all periods presented. See Note 8 for further discussion of the VUE Transaction.

        On February 4, 2002, USA completed its acquisition of a controlling interest in Expedia, Inc. ("Expedia") through a merger of one of its subsidiaries with and into Expedia. See Note 3 below for further discussion.

        In connection with the VUE Transaction, shares of USANi LLC held by Liberty Media Corporation ("Liberty") were exchanged for 7.1 million USA shares, with the remaining approximately 320.9 million USANi LLC shares held by Vivendi (including USANi shares obtained from Liberty) cancelled.

        On June 27, 2002, the Company and Liberty completed the exchange of Liberty's Home Shopping Network ("Holdco") shares, with the Company issuing an aggregate of 31.6 million shares of Common Stock and 1.6 million shares of Class B Common Stock. Therefore, at this time USA owns 100% of USANi LLC and Holdco. Previously, USA maintained control and management of Holdco and USANi LLC, and managed the businesses held by USANi LLC, in substantially the same manner, as they would be if USA held them directly through wholly owned subsidiaries.

        On September 24, 2002, the Company completed its acquisition of Interval for approximately $533 million in cash, subject to a working capital adjustment. Miami-based Interval, a leading membership-services company providing timeshare exchange and other value-added programs to its timeshare-owner consumer members and resort developers.

HSE-Germany and HOT Networks

        As previously disclosed, HSN entered into various transactions with its European partners, Georg Kofler and Thomas Kirch, to increase HSN's ownership in its European operations. The transactions were largely completed during the third quarter, and the total purchase price was approximately $100 million. As a result of the transactions, HSN increased its ownership interest to 100% of HOT Networks and approximately 90% of HSE-Germany, with Quelle owning the remainder. HOT Networks' principal assets are its direct and indirect interests in EUVÍA Media AG & Co. KG ("EUVÍA"), a German limited partnership, and HSE-Italy. As discussed below, the Company recorded a write-down of $31.4 million in the third quarter of 2002 related to HSE-Italy. HOT Networks holds a

48.6% limited partnership interest in EUVÍA, which in turn, through certain subsidiaries, operates two businesses, "Neun Live," a game show oriented TV channel, and "Travel TV," a travel oriented shopping TV channel under the brand name "Sonnenklar." In connection with the partnership formed to operate these businesses, HOT Networks has undertaken to fund 100% of the cash requirements and operating losses up to Euro 179 million, with the funding obligations terminating if EUVÍA remains profitable for two consecutive fiscal years. Through September 30, 2002, HOT Networks has funded EUVÍA with approximately Euro 59 million. HOT Networks expects an additional Euro 10 million of funding may be required prior to EUVÍA achieving profitability for two consecutive fiscal years. In the event EUVÍA's current business plan is revised to require additional funding to achieve profitability for two consecutive years, HOT Networks may have additional contractual rights exercisable on or after June 30, 2003 that reduce its ongoing funding obligations below Euro 179 million assuming it has met certain funding thresholds as of June 30, 2003. Although it is not expected that these additional contractual rights will prove relevant in light of EUVÍA's current business plan, HOT Networks continues to actively monitor EUVÍA's funding requirements.

        USA has classified $115.7 million of redeemable equity interests issued by EUVIA as minority interest. The redeemable equity interests are due in 2006, but EUVÍA has the right to extend maturity to 2016 based on meeting certain financial covenants. The amount is only due to the holder under German law to the extent sufficient funds in excess of fixed share capital at EUVÍA are available.

        HOT Networks has a voting arrangement in place with Christiane zu Salm, who holds a 3% stake in EUVÍA that obligates her to vote with HSN. This voting arrangement, plus HSN's 48.6% ownership, serves as the basis for HSN's consolidation of EUVÍA in its financial statements. It is also expected that HOT Networks will convey to Georg Kofler a 3% interest in EUVÍA, in which case HSN's effective stake in EUVÍA would be reduced to 45.6%. In such event, HSN and Kofler have agreed to long-term voting arrangements (similar to the zu Salm arrangements) that would continue to support consolidation of EUVÍA absent new circumstances. ProSiebenSat owns the remaining 48.4% stake in EUVÍA.

        During the third quarter of 2002, the Company decided to discontinue its active majority interest in HSE-Italy and wrote down its investment in Italy, resulting in a non-recurring charge of $31.4 million. On November 13, 2002, the Company entered into an agreement with Convergenza, its current partner, to sell Convergenza a substantial stake in the Italian home shopping business, leaving the Company with a passive minority interest of 35% without any funding obligations or ability to significantly influence the operations of the business. This 35% interest may be further decreased if and when additional partners or investors are brought into the business.

Basis of Presentation

        The interim Consolidated Financial Statements and Notes thereto of the Company are unaudited and should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto for the twelve months ended December 31, 2001.

        In the opinion of the Company, all adjustments necessary for a fair presentation of such Consolidated Financial Statements have been included. Such adjustments consist of normal recurring items. Interim results are not necessarily indicative of results for a full year. The interim Consolidated

Financial Statements and Notes thereto are presented as permitted by the Securities and Exchange Commission and do not contain certain information included in the Company's audited Consolidated Financial Statements and Notes thereto.

Accounting Estimates

        Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

        Significant estimates underlying the accompanying consolidated financial statements include the inventory carrying adjustment, sales return and other revenue allowances, allowance for doubtful accounts, recoverability of intangibles and other long-lived assets, estimates of film revenue ultimates (included in discontinued operations), program rights and film cost amortization (included in discontinued operations), and various other operating allowances and accruals.

New Accounting Pronouncements

Accounting for Goodwill and Other Intangible Assets

        Effective January 1, 2002, USA adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Accounting for Goodwill and Other Intangible Assets." The new rules eliminate amortization of goodwill and other intangible assets with indefinite lives and establish new measurement criterion for these assets. Goodwill amortization recorded in continuing operations in the three and nine months ended September 30, 2001 was $54.6 million and $161.1 million, respectively. Goodwill amortization recorded in discontinued operations in the three and nine months ended September 30, 2001 was $29.9 million and $98.0 million, respectively. As previously discussed in USA's Form 10-Q for the quarter ended March 31, 2002, USA recorded a write-off before tax and minority interest of $499 million related to the Citysearch and PRC businesses as a cumulative effect of accounting change. Although Citysearch and PRC are expected to generate positive cash flows in the future, due to cash flow discounting techniques to estimate fair value as required by the new rules, the future estimated discounted cash flows did not support current carrying values at the time of the evaluation on January 1, 2002. The Citysearch write-off was $115 million, and the PRC write-off was $384 million.

        Adoption of the new standard resulted in a one-time, non-cash after-tax, after minority interest expense of $461.4 million. The expense is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations as of January 1, 2002. See Note 6 for additional information regarding goodwill.

        In addition, in the second quarter of 2002, USA recorded a further write-down of $22.2 million related to PRC. The write-down resulted from contingent purchase price recorded in the second quarter.

Impairment or Disposal of Long-Lived Assets

        The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", during the three months ended March 31, 2002. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that opinion). SFAS No. 144 established a single accounting model, based on the framework established in SFAS No. 121 for long-lived assets to be disposed of for sale. It retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale.

        During the third quarter of 2002, the Company decided to discontinue its active majority interest in HSE-Italy and wrote down its investment in Italy, resulting in a non-recurring charge of $31.4 million.

Accounting by Producers or Distributors of Films (Discontinued Operations)

        The Company adopted Statements of Position No. 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2") during the three months ended March 31, 2001. SOP 00-2 established new film accounting standards, including changes in revenue recognition and accounting for advertising, development and overhead costs. Specifically, SOP 00-2 requires advertising costs for theatrical and television product to be expensed as incurred. This compares to the Company's previous policy of first capitalizing these costs and then expensing them over the related revenue streams. In addition, SOP 00-2 requires development costs for abandoned projects and certain indirect overhead costs to be charged directly to expense, instead of those costs being capitalized to film costs, which was required under the previous accounting rules. SOP 00-2 also requires all film costs to be classified in the balance sheet as non-current assets. Provisions of SOP 00-2 in other areas, such as revenue recognition, generally are consistent with the Company's existing accounting policies.

        SOP 00-2 was adopted as of January 1, 2001, and the Company recorded a one-time, non-cash after-tax expense of $9.2 million related to the entertainment assets that were contributed to VUE. The expense is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations.

Rescission of SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt"

        In April 2002, the FASB issued SFAS No. 145, Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". Under SFAS No. 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item. The rescission of SFAS No. 4 stipulates that gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in Accounting

Principles Board Opinion No. 30, "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions".

        During the second quarter of 2002, the Company adopted SFAS No. 145. On May 31, 2002, the Company fully redeemed the unsecured $37,782,000 aggregate principal amount of 7% Convertible Subordinated Debentures due July 1, 2003 (the "Savoy Debentures"). In connection with this redemption, the Company recorded a loss of $2.0 million, which was recorded as interest expense.

Reclassifications

        Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the 2002 presentation. The statements of operations, balance sheets and statements of cash flows of USA Entertainment have been classified as discontinued operations for all periods presented. See Note 9 for further discussion of discontinued operations.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        See the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as amended, for a summary of all significant accounting policies. The following discussion relates to significant matters relating to accounting policies since the Annual Report on Form 10-K was filed.

Revenue Presentation for Merchant Hotel Business

        As reported in the Company's press release dated July 24, 2002, the Company has chosen to discuss the revenue presentation of Hotels.com and Expedia with the SEC, as Hotels.com accounts for merchant hotel revenue on a gross basis and Expedia on a net basis. The presentations are consistent with the respective management team's interpretation of the accounting rules, based on their respective facts and circumstances, and each company's conclusions were reached in close consultation with their external auditors. USA is always striving to report its results in the most transparent and meaningful manner. The Company is discussing the issue with the SEC with the goal of reaching a conclusion during the fourth quarter. The Company believes the accounting models used by Expedia and Hotels.com continue to be appropriate based on their facts and circumstances. However, any change to the presentation of Expedia or Hotels.com will be limited to the presentation of revenue, cost of sales and operating margins, and will have no impact on the timing of revenue recognition (both defer revenue until the conclusion of the customer stay), gross profit, operating income, net income, earnings per share or cash flows.

Stock-Based Compensation

        The Company announced its intention to account for stock-based compensation issued to employees in accordance with SFAS No. 123, "Accounting for Stock Based Compensation" ("FAS 123"). The Company will adopt FAS 123 as of January 1, 2003, in accordance with the requirements for the timing of adoption in the standard. If the Company had adopted FAS 123 as of January 1, 1994, the date the standard went into effect, net income would have been reduced by $80.3 million for the year ended December 31, 2001. However, going forward, the Company intends to issue restricted stock that will vest in future periods instead of stock options. For restricted stock issued, the accounting charge will be measured at the grant date and amortized ratably as non-cash compensation over the vesting term. At this time it is not possible to predict the effect of this contemplated plan on net income.

NOTE 3—BUSINESS ACQUISITIONS

Expedia Transaction

        On February 4, 2002, USA completed its acquisition of a controlling interest in Expedia through a merger of one of its subsidiaries with and into Expedia. Immediately following the merger, USA owned all of the outstanding shares of Expedia Class B common stock, representing approximately 64.2% of Expedia's outstanding shares, and 94.9% of the voting interest in Expedia. On February 20, 2002, USA acquired 936,815 shares of Expedia common stock, increasing USA's ownership to 64.6% of Expedia's the then outstanding shares, with USA's voting percentage remaining at 94.9%. In the merger, USA issued to former holders of Expedia common stock who elected to receive USA securities an aggregate of 20.6 million shares of USA common stock, 13.1 million shares of $50 face value 1.99% cumulative convertible preferred stock of USA and warrants to acquire 14.6 million shares of USA common stock at an exercise price of $35.10. Expedia trades on Nasdaq under the symbol "EXPE," the USA cumulative preferred stock trades on OTC under the symbol "USAIP" and the USA warrants trade on Nasdaq under the symbol "USAIW."

        Pursuant to the terms of the USA/Expedia transaction documents, Microsoft Corporation, which beneficially owned 33,722,710 shares of Expedia common stock, elected to exchange all of its Expedia common stock for USA securities in the merger. Expedia shareholders who did not receive USA securities in the transaction retained their Expedia shares and received for each Expedia share held 0.1920 of a new Expedia warrant.

        The aggregate purchase price, including transaction costs, was $1.5 billion.

        The Expedia transaction has been accounted for under the purchase method of accounting by USA. The purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of purchase. USA obtained an independent valuation of the assets and liabilities acquired, including the identification of intangible assets other than goodwill, which identified $545.0 million of intangible assets other than goodwill. The unallocated excess of acquisition costs over net assets acquired of $907.6 million was allocated to goodwill. Intangible assets without indefinite lives will be amortized over a period of 3 to 5 years, and include technology, distribution agreements, customer lists and supplier relationships. Assets and liabilities of

Expedia as of the acquisition date, including the preliminary application of purchase accounting by USA, consist of the following:

(In Thousands)
Current assets	$320,224
Non-current assets	34,528
Goodwill and indefinite lived intangible assets	1,222,570
Intangible assets	230,000
Current liabilities	205,163
Non-current liabilities	87,072

        The following unaudited pro forma condensed consolidated financial information for the three and nine months ended September 30, 2002 and 2001, is presented to show the results of the Company, as if the Expedia transaction and the merger of Ticketmaster and Ticketmaster Online Citysearch, which was completed on January 31, 2001 and which did not impact revenues or operating profit, but rather minority interest and income taxes, plus the 7.1 million shares exchanged for LLC interests in the VUE Transaction, plus the 33.2 million shares issued to Liberty for its interest in Holdco, had occurred at the beginning of the periods presented. The pro forma results include certain adjustments, including increased amortization related to intangible assets, and are not necessarily indicative of what the results would have been had the transactions actually occurred on the aforementioned dates. Note that the amounts exclude USA Broadcasting ("USAB") and USA Entertainment, which are presented as discontinued operations (see Note 9).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
	(In Thousands, except per share data)
Net revenue	$1,192,496	$917,317	$3,317,723	$2,735,528
Loss from continuing operations before cumulative effect of accounting change and preferred dividend	(33,365)	(69,686)	(140,664)	(165,942)
Basic and diluted loss from continuing operations before cumulative effect of accounting change and preferred dividend per common share	(0.07)	(0.16)	(0.32)	(0.38)

NOTE 4—STATEMENTS OF CASH FLOWS

Supplemental Disclosure of Non-Cash Transactions for the Nine Months Ended September 30, 2002:

        In May 2002, USA acquired TVTS for a combination of cash and common stock. USA issued 1.6 million shares valued at approximately $48.1 million.

        In April 2002, Ticketmaster acquired Soulmates Technology Pty. Ltd ("Soulmates"), a global online personals company. Ticketmaster issued 0.8 million shares valued at approximately $23.6 million.

        For the nine months ended September 30, 2002, paid in kind interest accrued on the VUE Series A Preferred amounted to $14.0 million.

        For the nine months ended September 30, 2002, interest accrued on the $200.0 million advance to Universal amounted to $0.3 million.

        For the nine months ended September 30, 2002, the Company incurred non-cash distribution and marketing expense of $27.5 million and non-cash compensation expense of $10.2 million.

        On May 31, 2002, the Company redeemed in full the Savoy Debentures. The Company recorded a loss of $2.0 million, of which $1.4 million was related to the write-off of deferred finance costs.

        During the nine months ended September 30, 2002, the Company realized a pre-tax loss of $11.5 million related to the write-down of investments to fair value.

Supplemental Disclosure of Non-Cash Transactions for the Nine Months Ended September 30, 2001:

        For the nine months ended September 30, 2001, interest accrued on the $200.0 million advance to Universal amounted to $3.3 million.

        For the nine months ended September 30, 2001, the Company incurred non-cash distribution and marketing expense of $19.9 million and non-cash compensation expense of $5.4 million.

        During the nine months ended September 30, 2001, the Company realized a pre-tax loss of $6.7 million related to the write-down of investments to fair value.

NOTE 5—INDUSTRY SEGMENTS

        The Company operates principally in the following industry segments: Home Shopping Network-US (including HSN.com) ("HSN-US"); Ticketing, (including Ticketmaster and Ticketmaster.com); Hotels.com (Nasdaq: ROOM); Expedia (Nasdaq: EXPE); Interval; PRC; Match.com; Citysearch; USA Electronic Commerce Solutions LLC ("ECS")/Styleclick (OTCBB: IBUYA); and International TV shopping and other (which includes HSN-International and TVTS, which was acquired in May 2002).

        Adjusted earnings before interest, income taxes, depreciation and amortization ("Adjusted EBITDA") is defined as operating profit (loss) plus (1) depreciation and amortization, including goodwill impairment, (2) amortization of cable distribution fees (3) amortization of non-cash distribution and marketing expense and non-cash compensation expense and (4) non-recurring items, including disengagement expenses and restructuring charges not impacting EBITDA. Adjusted EBITDA is presented here as a management tool and as a valuation methodology. Adjusted EBITDA does not purport to represent cash provided by operating activities. Adjusted EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Adjusted EBITDA may not be comparable to calculations of similarly titled measures presented by other companies.

        The following is a reconciliation of Operating Profit/ (Loss) to Adjusted EBITDA for the three and nine months ended September 30, 2002 and 2001:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
	(In Thousands)
Operating profit (loss)	$5,763	$(79,931)	$27,978	$(181,146)
Depreciation and amortization	110,828	109,382	241,917	320,043
Goodwill impairment	—	—	22,247	—
Amortization of cable distribution fees	12,615	9,986	38,679	29,384
Amortization of non-cash distribution and marketing	10,416	5,218	27,485	19,866
Amortization of non cash compensation expense	2,998	1,268	10,199	5,431
Disengagement expenses	4,560	—	22,326	—
Restructuring charges not impacting EBITDA(a)	31,411	469	36,908	6,248

Adjusted EBITDA	$178,591	$46,392	$427,739	$199,826

Revenue:
HSN-US(b)	$370,742	$396,435	$1,141,270	$1,163,630
Ticketing	162,140	133,897	490,925	447,903
Match.com	33,394	12,478	88,182	31,687
Hotels.com	277,386	151,241	672,814	394,829
Expedia	166,619	—	389,865	—
Interval	2,319	—	2,319	—
PRC	75,001	72,610	217,212	228,926
Citysearch and related	7,617	11,078	22,479	35,851
International TV Shopping & other(c)	91,839	57,013	234,557	200,620
USA Electronic Commerce Solutions LLC/Styleclick	7,615	5,378	30,386	21,781
Intersegment elimination	(2,176)	(2,291)	(7,773)	(4,873)

Total	$1,192,496	$837,839	$3,282,236	$2,520,354

Operating profit/(loss):
HSN-US(b)(d)	$11,408	$21,501	$63,233	$67,462
Ticketing(e)	25,690	(83)	83,804	26,009
Match.com	3,762	(88)	13,396	(8,173)
Hotels.com(f)	33,289	5,895	79,580	10,573
Expedia(g)	24,156	—	55,776	—
Interval	255	—	255	—
PRC(h)	(677)	(14,191)	(26,793)	(25,650)
Corporate & other(i)	(15,085)	(13,654)	(28,257)	(33,733)
Citysearch and related	(24,650)	(41,802)	(74,648)	(127,007)
International TV Shopping & other(c)(j)	(11,640)	(16,322)	(31,437)	(23,142)
USA Electronic Commerce Solutions LLC/Styleclick(k)	(9,334)	(18,273)	(35,306)	(54,019)
Restructuring charges(a)	(31,411)	(2,914)	(71,625)	(13,466)

Total	$5,763	$(79,931)	$27,978	$(181,146)

Adjusted EBITDA:
HSN-US(b)	$67,400	$48,899	$187,738	$155,840
Ticketing(e)	36,279	19,021	113,643	84,775
Match.com	6,950	5,801	23,522	8,908
Hotels.com(f)	39,492	21,775	98,142	58,591
Expedia(g)	47,876	—	116,531	—
Interval	431	—	431	—
PRC(h)	9,607	3,017	23,441	23,217
Corporate & other(i)	(11,183)	(11,512)	(29,560)	(27,756)
Citysearch and related	(9,893)	(11,635)	(29,241)	(34,304)
International TV Shopping & other(c)(j)	350	(12,117)	(14,014)	(16,443)
USA Electronic Commerce Solutions LLC/Styleclick(k)	(8,718)	(14,412)	(28,177)	(45,784)
Restructuring charges(a)	—	(2,445)	(34,717)	(7,218)

Total	$178,591	$46,392	$427,739	$199,826

(a)
Restructuring charges related to charges for 2002 relate to PRC, ECS and HSN-International, including HSE-Italy of $31.4 million in the third quarter of 2002. Amounts for 2001 relate to Styleclick and PRC. See below for further detail. Amounts not impacting EBITDA of $36.9 million and $6.2 million in the nine months ended September 30, 2002 and 2001, respectively, relate to the write-off of fixed assets and leasehold improvements.

(b)
Includes estimated revenue in the three and nine months ended September 30, 2001 generated by homes lost by HSN following the sale of USAB to Univision of $21.3 million and $82.9 million, respectively. Includes coupons redeemed by customers impacted by disengagement in the three and nine months ended September 30, 2002 of $0.0 million and $1.8 million, respectively, which is reflected as an offset to revenue.

(c)
Includes impact of foreign exchange fluctuations, which reduced revenues by $4.9 million and $9.1 million in the three months ended September 30, 2002 and 2001, respectively, and $31.5 million and $36.6 million in the nine months ended September 30, 2002 and 2001, respectively, if the results are translated from Euros to U.S. dollars at a constant exchange rate, using 1999 as the base year.

(d)
Includes costs incurred in the three and nine months ended September 30, 2002 of $4.6 million and $22.3 million, respectively, related to the disengagement of HSN from USAB stations. Amounts relate to $0.0 million and $1.8 million, respectively, of coupons redeemed by customers and $4.6 million and $20.5 million, respectively, of payments to cable operators and related marketing expenses in the disengaged markets.

(e)
Includes $1.4 million of expenses related to the merger with USA in the three and nine months ended September 30, 2002.

(f)
Includes $0.6 million of expenses related to the exchange offer by USA in the three and nine months ended September 30, 2002.

(g)
Includes $1.0 million of expenses related to the exchange offer by USA in the three and nine months ended September 30, 2002.

(h)
Results for the nine months ended September 30, 2002 exclude restructuring charges of $9.3 million of which $5.8 million impacts Adjusted EBITDA. Results for the three and nine months ended September 30, 2001 exclude restructuring charges of $2.9 million, of which $2.4 million impacts Adjusted EBITDA. See Note 7 for further information. Results for the three and nine months ended September 30, 2001 include nonrecurring expenses primarily related to employee benefits of $4.9 million.

(i)
Includes $3.3 million of expenses related to the employee terminations and benefits in the three and nine months ended September 30. 2001.

(j)
Results for the three and nine months ended September 30, 2002 exclude restructuring charges of $31.4 million and $46.2 million of which zero and $13.6 million impacts Adjusted EBITDA. See Note 7 for further information.

(k)
Results for the three months ended September 30, 2002 exclude restructuring charges of $16.2 million of which $15.3 million impacts Adjusted EBITDA. Results for the three and nine months ended September 30, 2001 exclude restructuring charges of $10.6 million of which $4.8 million impacts Adjusted EBITDA. See Note 7 for further information. Results for the three and nine months ended September 30, 2002 include expenses related to contract terminations of $3.6 million.

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS

        Goodwill and other intangible assets is comprised of goodwill of $6.3 billion, intangible assets with indefinite lives of $325.8 million related primarily to tradenames acquired in the Expedia transaction, and other intangible assets of $388.7 million. The other intangible assets relate primarily to purchased technology, distribution agreements, customer lists and supplier relationships, and include $230.0 million related to the Expedia transaction. The amounts for Expedia are preliminary at this time, as the Company has not completed its purchase price allocation. The intangible assets that do not have indefinite lives are being amortized over periods ranging from 2 to 10 years. Goodwill amortization recorded in continuing operations in the three and nine months ended September 30, 2001 was $54.6 million and $161.1 million, respectively. Goodwill amortization recorded in discontinued operations in the three and nine months ended September 30, 2001 was $29.9 million and $98.0 million, respectively. The large increase in amortization of intangibles between periods is due primarily to the Expedia transaction and the step-up in basis of HSN resulting from the VUE transaction. Amortization expense based on September 30, 2002 balances for the next five years is estimated to be as follows (in thousands):

          The balance of goodwill and intangible assets as of September 30, 2002 is as follows:

Goodwill	$6,294,921
Intangible assets with indefinite lives	325,788
Intangible assets with definite lives	388,669

$7,009,378

          Amortization expense based on September 30, 2002 balances for the next five years is estimated to be as follows (in thousands):

Three months ended December 31, 2002	$36,257
Year ended December 31, 2003	120,164
Year ended December 31, 2004	101,050
Year ended December 31, 2005	57,298
Year ended December 31, 2006	47,194
Year ended December 31, 2007 and thereafter	26,706

$388,669

        The amount of amortization of intangibles in future periods could be greater due to the following factors. In relation to the VUE Transaction and the exchange of Holdco and LLC shares by Liberty, the businesses that were owned by USANi LLC, primarily HSN, HSN-International and ECS/Styleclick, which USA retained after the transaction, are treated as an acquisition by USA of the minority interests in these entities. Thus, USA has recorded a step-up to its carrying value based on the fair value of these businesses to the extent of the minority interest acquired. The step-up for the portion not previously owned by USA is approximately $1.8 billion. In addition, the Company acquired TVTS in May 2002 and Interval in September 2002, which resulted in excess purchase price over the net assets acquired of approximately $142.4 million and $563.9 million, respectively, which has been preliminarily allocated to goodwill. Furthermore, as discussed in Note 1, HSN increased its ownership in HSE-Germany from 46.67% to 90%. The total purchase price was approximately $100 million. As a result of the transactions, HSN increased its ownership to 100% of HOT Networks and approximately 90% of HSE-Germany, with Quelle owning the remainder. USA has not completed its allocation of the purchase price of these transactions, as it is in the process of obtaining an independent valuation of the assets and liabilities acquired, including identification of intangibles other than goodwill. Potential intangible assets that USA may identify include trade names and trademarks, supply agreements, customer relationships, technology and commercial arrangements. USA expects to complete the allocation of the purchase price during the fourth quarter of 2002. The Company has included an estimate of $32.1 million in the financial statements as amortization of intangibles expense based on preliminary reports obtained from the valuation experts for the three months ended September 30, 2002. In addition, the merger of USA and Ticketmaster (see Note 10) could result in additional amortization of intangibles for the step-up in basis.

        Reported net earnings (loss) and basic and diluted net earnings (loss) per share adjusted to exclude amortization expense related to goodwill and other intangible assets with indefinite lives is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
	(In Thousands, except per share data)
EARNINGS/ (LOSS) FROM CONTINUING OPERATIONS AVAILABLE TO COMMON SHAREHOLDERS
Reported earnings (loss) from continuing operations	$(36,629)	$(62,875)	$(149,234)	$(140,358)
Add: goodwill amortization	—	33,154	—	100,374

Net earnings (loss) from continuing operations—as adjusted	$(36,629)	$(29,721)	$(149,234)	$(39,984)

Basic and diluted earnings per share from continuing operations—as adjusted:
Reported basic and diluted loss per share	$(0.08)	$(0.17)	$(0.36)	$(0.38)
Add: goodwill amortization	—	0.09	—	0.27

Adjusted basic and diluted net earnings per share	$(0.08)	$(0.08)	$(0.36)	$(0.11)

NET INCOME/ (LOSS) AVAILABLE TO COMMON SHAREHOLDERS
Reported net income (loss)(a)	$(36,629)	$427,576	$1,796,491	$440,557
Add: goodwill amortization	—	43,395	—	132,445

Net income (loss)—as adjusted	$(36,629)	$470,971	$1,796,491	$573,002

Basic and diluted earnings per share—as adjusted:
Reported basic and diluted loss per share	$(0.08)	$1.14	$4.29	$1.18
Add: goodwill amortization	—	0.11	—	0.36

Adjusted basic and diluted net earnings per share	$(0.08)	$1.25	$4.29	$1.54

(a)
Includes cumulative effect of accounting change in 2002 related to the adoption of FAS 142, and in 2001 related to the adoption of SOP 00-2.

        The following table presents the balance of goodwill by segment, including the changes in carrying amount of goodwill for the nine months ended September 30, 2002 (in thousands):

	Balance as of January 1, 2002	Additions	Foreign Exchange Translation	Adoption of FAS 142	Balance as of September 30, 2002
HSN-US	$1,162,575	$1,737,747	$—	$—	$2,900,322
Ticketing	729,442	6,485	1,459	—	737,386
Match.com	45,738	17,999	445	—	64,182
Hotels.com	362,464	40	—	—	362,504
Expedia	—	943,491	—	—	943,491
Interval	—	563,887	—	—	563,887
PRC(a)	696,778	—	—	(384,455)	312,323
Citysearch and related(b)	58,994	—	—	(58,994)	—
TVTS	—	142,405	—	—	142,405
International TV shopping & other	14,138	254,283	—	—	268,421
USA Electronic Commerce Solutions LLC/Styleclick	—	—	—	—	—

Goodwill	$3,070,129	$3,666,337	$1,904	$(443,449)	$6,294,921

(a)
In addition, in the second quarter of 2002, USA recorded a further write-down of $22.2 million related to PRC. The write-down resulted from contingent purchase price recorded in the second quarter.

(b)
The total write-down of Citysearch goodwill and intangible assets upon adoption of FAS 142 was $114.8 million. $59.0 million was written off against the balance of goodwill, and $55.8 million was written off against intangible assets.

NOTE 7—RESTRUCTURING CHARGES

        Restructuring related expenses were $71.6 million ($34.7 million impacting Adjusted EBITDA) in the nine months ended September 30, 2002 compared to $13.5 million ($7.2 million impacting Adjusted EBITDA) in the nine months ended September 30, 2001. The 2002 amounts relate to various initiatives across business segments, including $16.2 million for ECS related to rationalizing the business, $14.8 million for HSN-International related to the shut-down of HSN-Espanol, the Company's Spanish language electronic retailing operation, $9.3 million for PRC related principally to the shut-down of three call centers and employee terminations and $31.4 million related to HSE-Italy. Costs that relate to ongoing operations are not part of the restructuring charges and are not included in "Restructuring Charges" on the statement of operations. Furthermore, all one-time inventory and accounts receivable adjustments that may result from the actions are classified as operating expenses in the statement of operations. The 2001 amounts relate to the restructuring of the operations of Styleclick and the reduction of the work force and capacity of PRC.

NOTE 7—RESTRUCTURING CHARGES (Continued)

        For the nine months ended September 30, 2002, the charges associated with the restructurings were as follows (in thousands):

Continuing lease obligations	$12,479
Asset impairments	5,497
Employee termination costs	4,981
Write-down of prepaid cable distribution fees	10,852
HSE-Italy	31,411
Other	6,405

$71,625

        Continuing lease obligations primarily relate to excess call center, warehouse and office space of PRC and ECS. Asset impairments relates primarily to leasehold improvements that are being abandoned. Prepaid cable distribution fees relate to non-refundable upfront amounts paid by HSN-Espanol for carriage, primarily in Mexico.

        As of September 30, 2002, the Company has a balance of $22.9 million accrued, as $43.0 million of the charge related to assets that had been written off and $5.7 million was paid during the year related to the restructuring reserve.

NOTE 8—CONTRIBUTION OF THE USA ENTERTAINMENT GROUP TO VUE

        On May 7, 2002, USA completed its previously announced transaction with Vivendi to create a joint venture called VUE. VUE is controlled by Vivendi and its subsidiaries, with the common interests owned 93.06% by Vivendi, 5.44% by USA and 1.5% by Mr. Diller, Chairman and CEO of USA (economic interests in a portion of his common interests have been assigned by Mr. Diller to three executive officers of USA.).

        In connection with the VUE Transaction, USA and its subsidiaries received the following at the closing: (i) approximately $1.62 billion in cash, debt-financed by VUE, subject to tax-deferred treatment for a 15-year period, (ii) a $750 million face value Class A preferred interest in VUE, with a 5% annual paid-in-kind dividend and a 20-year term, to be settled in cash at its then face value at maturity; (iii) a $1.75 billion face value Class B preferred interest in VUE, with a 1.4% annual paid-in-kind dividend, a 3.6% annual cash dividend, callable and puttable after 20 years, to be settled by Universal Studios, Inc. ("Universal") at its then accreted face value with a maximum of approximately 56.6 million USA common shares, provided that Universal may substitute cash in lieu of shares of USA common stock (but not USA Class B common stock), at its election; (iv) a 5.44% common interest in VUE, generally callable by Universal after five years and puttable by USA after eight years, which may be settled in either Vivendi stock or cash, at Universal's election, and (v) a cancellation of Universal's USANi LLC interests that were exchangeable into USA common shares including USANi LLC interests obtained from Liberty in connection with a related transaction. In connection with the transaction, USA retired approximately 320.9 million USANi LLC shares previously owned by Vivendi, thereby reducing USA's fully diluted shares to approximately 472 million shares as of June 30, 2002.

        Related to the transaction, Liberty exchanged 7,079,726 shares of USANi LLC for shares of USA common stock, and subsequently transferred to Universal 25 million shares of USA common stock, its remaining 38,694,982 shares of USANi LLC, as well as the assets and liabilities of Liberty Programming France (which consist primarily of 4,921,250 shares of multiThematiques S.A., a French entity), in exchange for 37,386,436 Vivendi ordinary shares.

        USA contributed to VUE USA Cable, which includes USA Network, SCI FI Channel, TRIO and Newsworld International; Studios USA, which produces and distributes television programming; USA Films, which produces and distributes films. Vivendi contributed the film, television and theme park businesses of its subsidiary, Universal Studios, Inc. In addition, USA issued to a subsidiary of Vivendi ten-year warrants to acquire shares of USA common stock as follows: 24,187,094 shares at $27.50 per share; 24,187,094 shares at $32.50 per share; and 12,093,547 shares at $37.50 per share. Barry Diller, USA's chairman and chief executive officer, received a common interest in VUE with a 1.5% profit sharing percentage, with a minimum value of $275.0 million (economic interests in a portion of his common interests have been assigned by Mr. Diller to three executive officers of USA), in return for his agreeing to specified non-competition provisions and agreeing to serve as chairman and chief executive officer of VUE. USA and Mr. Diller have agreed that they will not compete with Vivendi's television and filmed entertainment businesses (including VUE) for a minimum of 18 months. The transaction has been accounted for as an asset sale.

        USA's contribution of businesses to VUE and the receipt of consideration by USA results in an after tax gain of $2.4 billion. The gain was determined as follows (in thousands):

Estimated fair value:
Class A preferred interest in VUE	$514,000
Class B preferred interest in VUE	1,428,530
Common interest in VUE	1,000,000
Cash	1,618,710
Estimated step-up in fair value of Home Shopping resulting from cancellation of LLC shares	1,213,876

Total book value of consideration	5,775,116
Entertainment net assets sold, net of minority interest	(498,046)
Transaction costs	(29,544)

Pre tax gain	5,247,526
Tax provided at 39.225%	(2,058,342)

Taxable gain before allocation to warrant value	3,189,184
Fair value of warrants	(810,873)

Gain on transaction	$2,378,311

        In a press release dated August 14, 2002, Vivendi announced its unaudited, preliminary income statement data, presented on a French GAAP basis for the period ending June 30, 2002. The press release stated that "in light of deteriorating economic conditions since December 2001 and the impact of higher financing costs for the company, management has recorded a preliminary impairment charge", with an amount associated to VUE of 2.6 billion euros as of June 30, 2002. The press release further stated that the reported adjustment "reflects Vivendi management's opinion of the fair value of the core assets on a permanent ongoing concern basis with Vivendi". USA owns various securities in VUE, including a 5.44% common interest, with USA's common interest subject to a call right beginning in 2007, and USA having a put right beginning in 2010, in both cases based on private market values at the time. USA believes that its circumstances, including its financing cost, are, at present, very different than Vivendi's, and that the entertainment assets have significant long-term value, although market valuations of media assets have declined since the close of the VUE transaction on May 7, 2002. USA believes that it is too early to determine whether potential declines in its VUE common interest are other than temporary and will assess the carrying value of the VUE securities on a continuing basis. USA believes that the action taken by Vivendi has no bearing on the value of its preferred partnership interests in VUE, which are senior to the common interests.

        To the extent that USA management subsequently determines that the declines are other than temporary, USA may take an equity write-down of its common interest to fair value. Furthermore, USA may record an equity loss for its proportionate common interest in VUE, if the venture also records a write-down of the assets under US GAAP.

        USA did record a $2.7 million equity loss in the third quarter of 2002 relating to VUE's results of operations. USA will record its income or loss in the partnership on a one quarter lag.

NOTE 9—DISCONTINUED OPERATIONS

        The USA Entertainment Group, which was contributed to VUE on May 7, 2002, is presented as discontinued operations for all applicable periods presented. The revenues and net income, net of the effect of minority interest for the USA Entertainment Group, were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
	(In Thousands)
Net revenue	$—	$419,816	$593,450	$1,423,764
Income before tax and minority interest	—	110,733	135,837	347,022
Tax expense	—	(22,779)	(24,719)	(67,628)
Minority interest	—	(65,521)	(82,315)	(207,139)

Net income	$—	$22,433	$28,803	$72,255

        During the three months ended March 31, 2001, USA Entertainment Group recorded expense of $9.2 million related to the cumulative effect of adoption of SOP 00-2 "Accounting By Producers or Distributors of Films."

NOTE 10—NOTES OFFERING AND GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

        In December 2002, the Company initiated an offering of Senior (the "Offered Notes"). The Offered Notes, by their terms, are fully and unconditionally guaranteed by USANi LLC (the "Guarantor"). USANi LLC is wholly owned, directly or indirectly, by the Company.

        The following tables present condensed consolidating financial information for the nine months ended September 30, 2002 and 2001 for: (1) the Company on a stand-alone basis, (2) the Guarantor, USANi LLC, on a stand-alone basis, (3) the combined non-guarantor subsidiaries of the Company (including the subsidiaries of USANi LLC (collectively, the "Non-Guarantor Subsidiaries")) and (4) the Company on a consolidated basis.

        As of and for the Nine Months Ended September 30, 2002

	USA	USANi LLC	Non-Guarantor Subsidiaries	Total Eliminations	USA Consolidated
	(In Thousands)
Balance Sheet as of September 30, 2002:
Current Assets	$(2,313)	$1,925,213	$1,951,474	$—	$3,874,374
Property and equipment, net	—	20,850	413,414	—	434,264
Goodwill and other intangible assets, net	—	2,260	7,007,118	—	7,009,378
Investment in subsidiaries	6,335,472	3,219,045	—	(9,554,517)	—
Other assets	310,084	2,827,547	246,501	—	3,384,132

Total assets	$6,643,243	$7,994,915	$9,618,507	$(9,554,517)	$14,702,148

Current liabilities	$63,021	$27,785	$1,596,757	$—	$1,687,563
Long-term debt, less current portion	—	498,718	9,519	—	508,237
Other liabilities	2,212,927	—	78,721	—	2,291,648
Intercompany liabilities	(4,837,452)	4,685,710	151,742	—	—
Minority interest	—	—	514,401	495,552	1,009,953
Common stock exchangeable for preferred interest	1,428,530	—	—	—	1,428,530
Interdivisional equity	—	—	7,267,367	(7,267,367)	—
Stockholders' equity	7,776,217	2,782,702	—	(2,782,702)	7,776,217

Total liabilities and stockholders equity	$6,643,243	$7,994,915	$9,618,507	$(9,554,517)	$14,702,148

	USA	USANi LLC	Non-Guarantor Subsidiaries	Total Eliminations	USA Consolidated
	(In Thousands)
Statement of operations for the three months ended September 30, 2002
Revenue	$—	$—	$1,192,496	$—	$1,192,496
Operating expenses	(246)	(14,477)	(1,172,010)	—	(1,186,733)
Interest expenses, net	5,315	20,226	2,417	—	27,958
Other income, expense	(38,434)	(40,427)	(3,859)	64,638	(18,082)
Provision for income taxes	—	—	(31,849)	—	(31,849)
Minority interest	—	—	(717)	(16,438)	(17,155)

Income (loss)	(33,365)	(34,678)	(13,522)	48,200	(33,365)
Preferred dividend	(3,264)	—	—	—	(3,264)

Net income (loss) available to common	$(36,629)	$(34,678)	$(13,522)	$48,200	$(36,629)

	USA	USANi LLC	Non-Guarantor Subsidiaries	Total Eliminations	USA Consolidated
	(In Thousands)
Statement of operations for the nine months ended September 30, 2002
Revenue	$—	$—	$3,282,236	$—	$3,282,236
Operating expenses	(4,878)	(31,134)	(3,218,246)	—	(3,254,258)
Interest expenses, net	14,110	22,018	3,501	—	39,629
Other income, expense	(149,971)	(205,733)	(118,966)	342,695	(131,975)
Provision for income taxes	—	—	(58,407)	—	(58,407)
Minority interest	—	—	2,300	(20,264)	(17,964)

Net income (loss) from continuing operations	(140,739)	(214,849)	(107,582)	322,431	(140,739)
Gain on contribution of USA Entertainment to VUE	2,378,311	—	—	—	2,378,311
Discontinued operations, net of tax	28,803	33,237	29,044	(62,281)	28,803
Cumulative effect of accounting change, net of tax and minority interest	(461,389)	—	(461,389)	461,389	(461,389)

Income (loss)	1,804,986	(181,612)	(539,927)	721,539	1,804,986
Preferred dividend	(8,495)	—	—	—	(8,495)

Net income (loss) available to common	$1,796,491	$(181,612)	$(539,927)	$721,539	$1,796,491

	USA	USANi LLC	Non-Guarantor Subsidiaries	Total Eliminations	USA Consolidated
	(In Thousands)
Cash flow for the nine months ended September 30, 2002
Cash flow provided by (used in) operations	$(28,228)	$(6,806)	$489,248	$—	$454,214
Cash flow providedby (used in) investing activities	2,406	(374,287)	(425,295)	47,000	(750,176)
Cash flow provided by (used in) financing activities	25,822	(384,019)	384,997	(47,000)	(20,200)
Net Cash provided by (used in) Discontinued Operations	—	—	5,351	—	5,351
Effect of exchange rate changes on cash and cash equivalents	—	—	7,847	—	7,847
Cash at beginning of period	—	789,464	188,913	—	978,377

Cash at end of period	$—	$24,352	$651,061	$—	$675,413

	USA	USANi LLC	Non-Guarantor Subsidiaries	Total Eliminations	USA Consolidated
Statement of operations for the three months ended September 30, 2001
Revenue	$—	$—	$837,839	$—	$837,839
Operating expenses	(3,411)	(16,031)	(898,328)	—	(917,770)
Interest expenses, net	(5,253)	2,455	(419)	—	(3,217)
Other income, expense	(54,211)	(13,418)	(12,938)	67,630	(12,937)
Provision for income taxes	—	—	878	—	878
Minority interest	—	—	15,296	17,036	32,332

Net income (loss) from continuing operations	(62,875)	(26,994)	(57,672)	84,666	(62,875)
Gain on disposal of Broadcasting stations	468,018	—	—	—	468,018
Discontinued operations, net of tax	22,433	23,489	24,270	(47,759)	22,433

Earnings (loss)	427,576	(3,505)	(33,402)	36,907	427,576
Preferred dividend	—	—	—	—	—

Net earnings (loss) available to common	$427,576	$(3,505)	$(33,402)	$36,907	$427,576

	USA	USANi LLC	Non-Guarantor Subsidiaries	Total Eliminations	USA Consolidated
	(In Thousands)
Statement of operations for the nine months ended September 30, 2001
Revenue	$—	$—	$2,520,354	$—	$2,520,354
Operating expenses	(8,481)	(46,781)	(2,646,238)	—	(2,701,500)
Interest expenses, net	(18,195)	5,665	(478)	—	(13,008)
Other income, expense	(113,682)	(30,707)	(25,407)	144,390	(25,406)
Provision for income taxes	—	—	(3,563)	—	(3,563)
Minority interest	—	—	38,268	44,497	82,765

Earnings (loss) from continuing operations	(140,358)	(71,823)	(117,064)	188,887	(140,358)
Gain on disposal of Broadcasting stations	517,847	—	—	—	517,847
Discontinued operations, net of tax	72,255	77,283	74,078	(151,361)	72,255
Cumulative effect of accounting change, net of tax and minority interest	(9,187)	—	(9,187)	9,187	(9,187)

Earnings (loss)	440,557	5,460	(52,173)	46,713	440,557
Preferred dividend	—	—	—	—	—

Net earnings (loss) available to common	$440,557	$5,460	$(52,173)	$46,713	$440,557

Cash flow for the nine months ended September 30, 2001
Cash flow provided by (used in) operations	$(18,398)	$(9,300)	$227,327	$—	$199,629
Cash flow provided by (used in) investing activities	53,756	(4,367)	118,928	—	168,317
Cash flow provided by (used in) financing activities	(35,358)	608,814	(509,131)	—	64,325
Net Cash provided by (used in) Discontinued Operations	—	—	226,691	—	226,691
Effect of exchange rate changes on cash and cash equivalents	—	(278)	(3,148)	—	(3,426)
Cash at beginning of period	—	78,079	166,144	—	244,223

Cash at end of period	$—	$672,948	$226,811	$—	$899,759

NOTE 11—SUBSEQUENT EVENT—USA AND TICKETMASTER MERGER

      USA and Ticketmaster announced on October 10, 2002 that they have entered into an agreement by which Ticketmaster would be merged with USA. The agreement followed the unanimous recommendation of an independent Special Committee of the Ticketmaster Board. USA, which is now the controlling shareholder and majority owner of Ticketmaster, would acquire all Ticketmaster shares that it does not presently own in a tax-free transaction.

        Under the agreement, Ticketmaster shareholders would receive 0.935 of a share of USA common stock for each share of Ticketmaster common stock that they own. Based on the current number of Ticketmaster shares outstanding, USA would issue to Ticketmaster public shareholders approximately 45.1 million shares upon the closing of the transaction, which is anticipated by the fourth quarter of 2002 or the first quarter of 2003. Furthermore, based on the current number of options and warrants outstanding, USA would issue approximately 10.0 million stock options and 4.2 million warrants.

        Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus as part of any resale of the exchange notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer as part of resales of exchange notes received in exchange for old 7% notes where the old 7% notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use upon any such resale. See "Plan of Distribution."

$750,000,000

Offer for All Outstanding 7% Senior Notes due 2013
in Exchange for 7% Senior Notes due 2013,
Which Have Been Registered Under
the Securities Act of 1933

PROSPECTUS

February 13, 2003

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        USA Interactive's Restated Certificate of Incorporation, as amended, limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. USA Interactive's Amended and Restated By-Laws provide that the directors and officers (and legal representatives of such directors and officers) will be indemnified to the fullest extent authorized by the Delaware General Corporation Law with respect to third-party actions, suits, investigations or proceedings provided that any such person has met the applicable standard of conduct set forth in the Delaware General Corporation Law described below. USA Interactive's Amended and Restated By-Laws further provide that directors and officers (and legal representatives of such directors and officers) will be indemnified with respect to actions or suits initiated by such person only if such action was first approved by the board of directors. USA Interactive's Amended and Restated By-Laws allow USA Interactive to pay all expenses incurred by a director or officer (or legal representatives of such directors or officers) in defending any proceeding in which the scope of the indemnification provisions as such expenses are incurred in advance of its final disposition, upon an undertaking by such party to repay such expenses, if it is ultimately determined that such party was not entitled to indemnity by USA Interactive. From time to time, officers and directors may be provided with indemnification agreements that are consistent with the foregoing provisions. USA Interactive has policies of directors' and officers' liability insurance which insure directors and officers against the costs of defense, settlement and/or payment of judgment under certain circumstances. USA Interactive believes that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers.

        Section 145 of the General Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent who was or is a party, or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Item 21. Exhibits and Financial Statement Schedules.

(a)
Exhibits.

Exhibit Number	Description
*4.1	Indenture, dated as of December 16, 2002, by and among USA Interactive, USANi LLC, as Guarantor, and JPMorgan Chase Bank, as Trustee.
*4.2	Form of 7% Senior Notes due 2013 (included as Exhibit B to Exhibit 4.1).
*4.3	Exchange and Registration Rights Agreement, dated as of December 16, 2002, by and among USA Interactive, USANi LLC, as Guarantor, and Lehman Brothers Inc. and J.P. Morgan Securities, Inc., as Initial Purchasers.
5.1	Opinion of Covington & Burling as to the validity of the notes being issued.
*12.1	Statement re: Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Covington & Burling (included in Exhibit 5.1 hereto).
*24.1	Powers of Attorney for USA Interactive.
*24.2	Powers of Attorney for USANi LLC.
*25.1	Statement of Eligibility of Trustee on Form T-1 related to the notes.
99.1	Form of Letter of Transmittal.
99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.4	Form of Letter to Clients.

*
Previously filed with the Registration Statement on January 24, 2003.

Item 22. Undertakings.

        The undersigned Registrant hereby undertakes:

          (a)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (b)  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (c)  To supply by means of a post-effective amendment all information concerning a transaction that was not the subject of and included in the registration statement when it became effective.

        Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, USA Interactive has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on February 13, 2003.

USA INTERACTIVE
By:	/s/ WILLIAM J. SEVERANCE William J. Severance Vice President and Controller

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated as of February 13, 2003.

Signature	Title

* Barry Diller	Chairman of the Board, Chief Executive Officer and Director
* Victor A. Kaufman	Vice Chairman and Director
* Dara Khosrowshahi	Executive Vice President and Chief Financial Officer
/s/ WILLIAM J. SEVERANCE William J. Severance	Vice President and Controller (Chief Accounting Officer)
Richard N. Barton	Director
* Robert R. Bennett	Director
* Edgar Bronfman, Jr.	Director
* Anne M. Busquet	Director

* Jean-René Fourtou	Director
* Donald R. Keough	Director
* Marie-Josée Kravis	Director
* John C. Malone	Director
* Gen. H. Norman Schwarzkopf	Director
Alan Spoon	Director
* Diane Von Furstenberg	Director
*By:	/s/ WILLIAM J. SEVERANCE William J. Severance Attorney-In-Fact

SIGNATURES

        Pursuant to the requirements of the Securities Act, USANi LLC has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on February 13, 2003.

USANi LLC
By:	/s/ WILLIAM J. SEVERANCE William J. Severance Vice President and Controller

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated as of February 13, 2003.

Signature	Title

* Dara Khosrowshahi	President, Principal Executive Officer and Director
/s/ WILLIAM J. SEVERANCE William J. Severance	Vice President and Controller (Chief Financial Officer and Chief Accounting Officer)
* David Ellen	Director
*By:	/s/ WILLIAM J. SEVERANCE William J. Severance Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Description
*4.1	Indenture, dated as of December 16, 2002, by and among USA Interactive, USANi LLC, as Guarantor, and JPMorgan Chase Bank, as Trustee.
*4.2	Form of 7% Senior Notes due 2013 (included as Exhibit B to Exhibit 4.1).
*4.3	Exchange and Registration Rights Agreement, dated as of December 16, 2002, by and among USA Interactive, USANi LLC, as Guarantor, and Lehman Brothers Inc. and J.P. Morgan Securities, Inc., as Initial Purchasers.
5.1	Opinion of Covington & Burling as to the validity of the notes being issued.
*12.1	Statement re: Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of Covington & Burling (included in Exhibit 5.1 hereto).
*24.1	Powers of Attorney for USA Interactive.
*24.2	Powers of Attorney for USANi LLC.
*25.1	Statement of Eligibility of Trustee on Form T-1 related to the notes.
99.1	Form of Letter of Transmittal.
99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.4	Form of Letter to Clients.

*
Previously filed with the Registration Statement on January 24, 2003.

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TABLE OF CONTENTS
NOTE ON COPYRIGHTS AND TRADEMARKS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
SUMMARY
The Company
USANi LLC
Business Strategy
Competitive Strengths
Organizational Structure
Recent Developments
Summary of Terms of the Exchange Notes
Summary of the Exchange Offer
Risk Factors
Corporate Information
RISK FACTORS
Risks Relating to Our Company
Risks Relating to the Exchange Offer, Notes and USANi's Guarantee
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL INFORMATION
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
USA INTERACTIVE Unaudited Pro Forma Combined Condensed Balance Sheet September 30, 2002 (Dollars in thousands)
USA INTERACTIVE Unaudited Pro Forma Combined Condensed Statement of Operations Nine Months Ended September 30, 2002 (Dollars in thousands, except per share data)
USA INTERACTIVE Unaudited Pro Forma Combined Condensed Statement of Operations Year Ended December 31, 2001 (Dollars in thousands, except per share data)
EXPEDIA, INC. Unaudited Pro Forma Combined Condensed Statement of Operations Year Ended December 31, 2001 (Dollars in thousands, except per share data)
Notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA
THE COMPANY
Voting Control
Corporate History
DESCRIPTION OF NOTES
THE EXCHANGE OFFER
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
USA INTERACTIVE AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
USA INTERACTIVE AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
ASSETS
LIABILITIES AND STOCKHOLDERS' EQUITY
USA INTERACTIVE AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
USA INTERACTIVE AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
USA INTERACTIVE AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
GENERAL
SUBSEQUENT EVENTS (UNAUDITED)
USA INTERACTIVE AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
USA INTERACTIVE AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Unaudited)
USA INTERACTIVE AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Unaudited)
USA INTERACTIVE AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Unaudited)
USA INTERACTIVE AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
USA INTERACTIVE AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
SIGNATURES
EXHIBIT INDEX